5/22

07023740

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME K. Wah Int'l Holdings

*CURRENT ADDRESS

PROCESSED

MAY 2 4 2007

**FORMER NAME

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03823 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 5/23/07

082-03853

RECEIVED

2007 MAY 22 A 8:42

ARIS

OFFICE OF [illegible]
CORPORATE FINANCE

12-31-06

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability 於百慕達註冊成立之有限公司)
(Stock code 股份代號 0173)

跨越・創新領域
Building Blocks for the Future



Annual Report 2006 年報

Unless otherwise stated, in this annual report: (i) the ***Company*** means K. Wah International Holdings Limited and the ***Group*** includes the Company and its subsidiaries, (ii) the ***Board*** means the board of directors and ***Directors*** are the directors of the Company, (iii) ***Share*** and ***Shareholder*** are, respectively, ordinary share of the Company and holder of the Share, (iv) ***Listing Rules*** refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, ***Stock Exchange*** is The Stock Exchange of Hong Kong Limited, (v) ***SFO*** is the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, (vi) ***Bye-laws*** refers to the Bye-laws of the Company, (vii) ***GEG*** is Galaxy Entertainment Group Limited (Hong Kong listed stock code 0027), (viii) ***2006 Financial Statements*** refers to the audited consolidated financial statements of the Company for the year ended 31 December 2006, and (ix) ***PwC*** is PricewaterhouseCoopers, auditors of the Company.

除非另有所指，否則在本年報內：(i)「***本公司***」指K. Wah International Holdings Limited 嘉華國際集團有限公司及「***本集團***」包括本公司及其附屬公司，(ii)「***董事會***」指本公司之董事會及「***董事***」指本公司之董事，(iii)「***股份***」及「***股東***」分別指本公司之普通股股份及股份持有人，(iv)「***上市規則***」指香港聯合交易所有限公司證券上市規則，「***聯交所***」指香港聯合交易所有限公司，(v)「***證券及期貨條例***」指香港法例第571章證券及期貨條例，(vi)「***公司細則***」指本公司之公司細則，(vii)「***銀河娛樂***」指銀河娛樂集團有限公司（於香港上市股份代號0027），(viii)「***二零零六年財務報表***」指截至二零零六年十二月三十一日止年度本公司之經審核綜合賬目，及(ix)「***羅兵咸永道***」指羅兵咸永道會計師事務所，本公司之核數師。

Contents

Our Mission

It is our mission to focus on customer needs and pursue the spirit of excellence with quality products and services through our commitment to research, design and competitive pricing. With vision, perseverance and teamwork, we strive to provide Shareholders with the best return on their investment.

Our Company

Since our listing in 1987*, K. Wah International Holdings Limited (Hong Kong listed stock code 0173) has been renowned as a quality developer. Over the years, we have developed dozens of premium projects in Shanghai, Guangzhou, and Hong Kong, and built a suite of premium investment properties across Mainland China, Hong Kong, and South East Asia. Our strategic 18.7% stake in Galaxy Entertainment Group Limited (Hong Kong listed stock code 0027) provides an investment gateway for our Shareholders to share in the success of Macau, a booming and the most exciting entertainment and leisure destination in this part of the world.

Leader in the Niche Market

We integrate architectural design, quality, functionalities, and top-notch building services in our products to redefine the concept of modern living. It is our proposition that our products while maintaining good margins for the Company must also offer the highest value to our customers. This philosophy earns trophies and accolades for all products under the K. Wah brand.

Solid Foundation for Growth

Mainland China has been a core part in our roadmap for growth since the early 90's. This first-mover advantage gives us the edge over our peers in building up sizeable land bank at low cost. We have also accumulated a team of seasoned management and professional staff, and forged strategic partnerships for our business there. Most of our land reserve is at premium locations in Shanghai and Guangzhou, which is the key driver of our growth play.

* *Formerly K. Wah Stones (Holdings) Limited listed in 1987.*

Chairman's Statement

Dear Shareholders,

It gives me great pleasure to report year 2006 as another year of solid operating performance for the Group. During the year, the Company has registered increase in operating profit attributable to shareholders, strong property sales, and growth in value of our assets.

Mainland China closed year 2006 with continuous growth momentum, with GDP growth up to 10.5% for 2006. It is pleasing to see growing evidence that our strategy of managing growth in Mainland China on the back of the success we have in Hong Kong is bearing fruit with value being created and delivered to our Shareholders. Rising private affluence spurs not only demand for quality accommodations but also the desire for leisure and life quality. Moving in lockstep with this trend, the Group is enhancing its capabilities on commercial and hotel properties. This strengthens not only our financial fundamentals but also our brand in Mainland China as the delivery platform for complete and integrated property development and investment.

In the years that I can now foresee, Mainland China will remain the key growth driver for our property business. We ride on our success with the Shanghai K. Wah Center and are firing all cylinders on our property projects in Mainland China. This year, we are commencing works at Phase II of Shanghai Westwood, and the phased development of our other 2 projects in Shanghai and our other project at Guangzhou is well underway. We plan our Shanghai Jianguo Xi Road project as a suite hotel-cum-residential development, and we have started construction of our other project at Guangzhou as a hotel-cum-office development. The Group benefits from the leverage it has on the success and experience of the K. Wah group on hospitality and the hotel industry. Going forward, we are looking beyond established municipalities into strategic locations in other Provinces of Mainland China to strengthen our land bank and in search for good investment opportunities. Our alliance with the Shanghai Baosteel Group and other strategic partners has enhanced our ability in Mainland China and opens up opportunities for growth.

While prospects for 2007 are encouraging, there are also challenges. We remain alert to the possibility of further intervention to the property market through macro-economic or fiscal measures from the Central Government. Policy intervention can have unintended consequence but, if properly calibrated, can be positive especially for market players with sound management and governance. Any industry consolidation in Mainland China property market in the wake of policy change becomes expansion opportunity for our business there. On the back of our strong brand recognition and footprints across the country, I firmly believe we are well positioned to take advantage of opportunities in Mainland China as they arise. We will invest in new opportunities in support of our strategy for sustainable growth. We will, though, remain prudent in our approach to business and investment there.

Hong Kong economy is also performing strong, with an average annual increase of 7.6% in her GDP for the last 3 years. I am pleased to report good sales activities at The Great Hill and J Residence. The later half of this year will see J SENSES – a premium shopping arcade at the J Residence – coming on stream to add to the Group's cash generating portfolio. The Group has also strengthened its edge on the Hong Kong luxurious property market through participating with Nan Fung Development, Sino Land and USI Holdings in development of a piece of premium water-front residential land at Tolo Harbour, Tai Po. These are measures of the success of the investments we have made in Mainland China and Hong Kong in the year that passed.

Brand recognition is vitally important, especially in crowded market-place, and is the key foundation for the solid growth and prosperity of the Group. Engaging all our colleagues is critical to the delivery of this strategy of brand building that we are constantly and relentlessly pursuing. We aspire to be the leading brand, and the ***BUSINESS SUPERBRANDS*** and the

HIGH-FLYER OUTSTANDING ENTERPRISE awards put us in leadership among our peers.

Our management is conscientious of the fact that there cannot be long-term success unless a company conducts itself according to a set of values that are synonymous with trust, integrity, and excellent customer service and in a manner that earns the trust and respect of the community in which it operates its business. In this regard, it is encouraging to see that management is putting in tireless efforts to strengthen the core value and corporate governance from within, and increase the visibility of the Company as the favorite delivery platform for good investment return through investors relationship programs.

Social responsibility is far from being at odds with business success and the profit by which it is measured; rather, they can go hand in hand. I am grateful to see that K. Wah people have been continuing to volunteer in great numbers in support of various community and social projects. Their involvement bears the hallmark of the compassion and sense of social responsibility shown by the K. Wah team throughout.

This is the 20th anniversary of the Company's public listing in Hong Kong. I take this opportunity to thank my entire fellow Board members, the management team, and all the staff for the talent, dedication, and commitment they have brought to bear on the performance and success across the spectrum of business, affairs, and activities of the Group.

Dr. Che-woo Lui
Chairman
29 March 2007



Corporate Governance Report

This is the 2nd year when we report on the corporate governance practice of the Company.

THE BOARD

Led by the Chairman, the Board as the highest governing body of the Company has the responsibility for leadership and control of the Group. The Directors are collectively responsible for promoting the success of the Company by directing strategic objectives and overseeing the management's performance on these objectives.

THE CHAIRMAN AND THE MANAGING DIRECTOR

Dr. Che-woo Lui is the Chairman, and Mr. Eddie Hui Ki On is the Managing Director (Acting) of the Company. The roles of the Chairman and Managing Director of the Company are separate. The Chairman is responsible for the leadership of the Board. Managing Director heads the management and focuses on the day-to-day operations of the Group.

BOARD COMPOSITION

Currently, there are 12 Board members, of whom 5 are executive Directors (including the Chairman) and 7 are non-executive Directors. Of the latter, 5 are independent non-executive Directors ("*INEDs*") and among them, one has accounting professional qualification. The Board considers that the 5 INEDs are independent as within the guidelines under Rule 3.13 of the Listing Rules. The Company has identified INEDs as such in its announcements and circulars to shareholders. Pages 20 to 21 of this annual report contains biographical details of the Directors.

BOARD PRACTICES

In 2006, the Board held 4 board meetings at approximately quarterly intervals, the dates of which were scheduled at the beginning of the year.

Directors actively participated in person at each Board meeting to review the business progress against budget. Matters requiring Board consents were given by vote at the Board meeting. Between scheduled meetings, routine/operational matters were considered and approved by the Board via the circulation of written resolutions with supporting explanatory write-ups from the Company Secretary or briefings from executives as required.

SUPPLY & ACCESS TO INFORMATION

The Company Secretary circulated Board agenda (with arrangements for Directors to include their items) and supporting papers at least 3 days in advance, and attended Board meetings together with the Qualified Accountant to assist proceedings.

All Directors have had access to senior management for any information they require to make informed decision on matter placed before them. Assisted by the Company Secretary, the Chairman has also ensured that Directors have been properly briefed on issues arising at Board meetings and supplied with information and papers as promptly and fully as possible. Directors have access to independent professional advice when it becomes necessary and also the services of the Company Secretary who has been regularly updating Directors on governance and regulatory matters. The service of independent professional advice at Company expenses is also available to the Audit and the Remuneration Committees. External auditors (being PwC) attended all Audit Committee meetings as well as the Board meetings approving full year and interim results.

The Company Secretary has kept all the minutes of Board meetings, which together with any supporting board papers are available to all Board members. These minutes record the matters considered by the Board and views expressed by Directors. Draft and final versions of the minutes are sent to all Directors for their comments and records respectively.

Directors' attendance at Board and other meetings of the Company in 2006 is as follows :

Name of Director	Number of Meetings Board Meeting (4)	Audit Committee (3)	Remuneration Committee (1)	Annual General Meeting (1)
Executive Directors				
Che-woo Lui (Chairman)[1]	3/4	N/A	N/A	1/1
Francis Lui Yiu Tung[2]	2/4	N/A	N/A	1/1
Eddie Hui Ki On (Managing Director (Acting))[3]	4/4	N/A	1/1	1/1
Lennon Lun Tsan Kau (Deputy Managing Director)	4/4	N/A	N/A	1/1
William Lo Chi Chung[4]	4/4	N/A	N/A	1/1
Paddy Tang Lui Wai Yu[5]	4/4	N/A	N/A	1/1
Non-executive Directors				
Michael Leung Man Kin	4/4	3/3	N/A	1/1
Philip Wong Kin Hang	3/4	N/A	N/A	0/1
Independent Non-executive Directors				
Sir David Akers-Jones	3/4	N/A	N/A	1/1
Leo Lee Tung Hai	3/4	N/A	N/A	1/1
Robin Chan Yau Hing	4/4	N/A	N/A	0/1
Charles Cheung Wai Bun	4/4	3/3	1/1	1/1
Robert George Nield	1/4	3/3	1/1	1/1
Total	**43/52**	**9/9**	**3/3**	**11/13**
Average attendance rate	**83%**	**100%**	**100%**	**85%**

1 Father of Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.

2 Mr. Francis Lui Yiu Tung resigned as Managing Director on 14 September 2006. He is the younger brother of Ms. Paddy Tang Lui Wai Yu.

3 Appointed as Managing Director (Acting) on 14 September 2006.

4 Resigned as executive Director and member of the Executive Board on 1 January 2007.

5 Daughter of Dr. Che-woo Lui, and the elder sister of Mr. Francis Lui Yiu Tung.

During 2006, the Board did not have conflict of interest situation involving Director or a substantial shareholder. In case it arises, procedures will be put in place to ensure that conflict of interest will be resolved in accordance with the spirit and requirements of Code Provision A.1.8 in Appendix 14 of the Listing Rules.

DELEGATION BY THE BOARD

Within the clear guidelines which it set, the Board has delegated to an executive board ("*Executive Board*") (comprising all the executive Directors) authority to see to the implementation of Group strategy set by the Board. The Executive Board monitors the Group's investment and trading performance, funding and finance requirements, and reviews management performance. The Board retains to itself authority on annual budgets and accounts, dividends, share capital, derivative transactions, connected transactions and transactions requiring shareholders approval, and certain financing, acquisitions, disposals and operation issues above predetermined thresholds.

The Executive Board meets regularly and operates as a general management committee under the direct authority of the Board. The Executive Board reports through the Chairman, or the Managing Director if the Chairman is away from Hong Kong, to the Board. The Executive Board sub-delegates day-to-day administration details to members charged with specific operation tasks under the leadership of the Managing Director.

APPOINTMENT, RE-ELECTION & REMOVAL OF DIRECTORS

All non-executive Directors are appointed for a specified term of 3 years, subject to re-election by shareholders in the annual general meeting of the Company.

Other than the Chairman and the Managing Director, every Director is subject to retirement by rotation. Every year one-third of the Directors will retire.

At the forthcoming annual general meeting of the Company, in accordance with the Bye-laws and corporate governance practices of the Company, 3 Directors will retire by rotation, who are Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu (both executive Directors), and

Dr. Robin Chan Yau Hing (an INED). All of them offer themselves for re-election but none has a service contract with the Company that is not terminable by the Company within 1 year without payment of compensation (other than statutory compensation). The Board considers Dr. Robin Chan continues to bring relevant experience and knowledge to the Board and that, notwithstanding his long service in that capacity since 1999, maintains an independent view of the Company's affairs. The Company is also amending its Bye-laws to bring them in line with the Listing Rules changes on right for shareholder to remove director by ordinary resolution.

Under the Chairman's leadership, the Board is regularly reviewing its succession and nomination policy to ensure that there is a balance of expertise, skill, and experience appropriate for the business and long-term development of the Group and the setting up of a nomination committee is under consideration.

DIRECTOR'S RESPONSIBILITY

The Company has a set of comprehensive induction materials for newly appointed Directors. The Company Secretary has regularly updated Directors on compliance developments, and has directors and officers insurance in place against risks and exposure arising from the Group's business and activities.

Non-executive Directors (including the 5 INEDs) are either senior ex-civil servants or veteran professionals/businessmen who has brought not only a wide range of skills and experience to the Group but also independent judgment to bear on issues of strategy, performance, risk and people of the group, through their contribution at Board (83% attendance rate) and at the Audit and the Remuneration Committee (100% attendance rate) meetings during the year. A high majority of the non-executive Directors attended the Company's 2006 annual general meeting.

MODEL CODE ON SECURITIES TRANSACTIONS

The Board has adopted a code for transactions in the Company's securities by Directors and their connected persons ("*Model Code*") that complies with Appendix 10 of the Listing Rules. Each Director has confirmed he or she has complied with the Model Code throughout the year. The Company has also adopted written guidelines — on no less exacting terms than the Model Code — for transactions in the Company's securities by certain of its employees.

Other than the continuing connected transactions disclosed in the Report of the Directors, none of the Directors had, at any time during the year, a material interest, directly or indirectly, in any contract of significance with the Company or any of its subsidiaries.

REMUNERATION OF DIRECTORS & SENIOR MANAGEMENT

The role and function of the Remuneration Committee are set out in its terms of reference which is posted on the website of the Company. The Remuneration Committee comprises 3 members identified in the table on page 7 of whom 2 are INEDs. Mr. Eddie Hui Ki On is the chairman and the Company Secretary acts as secretary.

In accordance with its terms of reference, the Remuneration Committee:

- on 18 January 2007, reviewed and approved the 2006 year-end bonus paid to the executive Directors of the Company as in line with the Group's remuneration policy for directors and for staff as a whole, and

- at its meeting on 20 March 2007, reviewed the level of remuneration paid to the executive Directors (who constituted senior management of the Company) in 2006 against market pay-level among peer group companies and performance of the executive Directors, and approved individual Director's remuneration packages for 2007.

The Board endorsed the Remuneration Committee's proposals on Directors' remuneration and recommendation on Director's fees for approval by Shareholders at its 2007 annual general meeting.

No Director participates in the determination of his own remuneration.

Details of Directors' Remuneration and Five Highest Paid Individuals of the Group for the financial year 2006 appear respectively at notes 10 and 11 to the 2006 Financial Statements.

ACCOUNTABILITY

The Board is accountable for the proper stewardship of the Group's affairs, and Directors acknowledge their responsibility for preparing the financial statements of the Company in accordance with the requirements of the Listing Rules and applicable laws and the integrity of financial information so reported. Such responsibility extends to cover not only the annual and interim reports but also announcements and other financial disclosures of the Company required under the Listing Rules. The Directors' statements of responsibility for the financial statements should be read in conjunction with — but distinguished from — the statements of reporting responsibilities of PwC on page 29.

The management of individual businesses within the Group provides the Directors with such information and explanations as necessary to enable them to make an informed assessment of the financial and other information put before the Board for approval.

The Group has adopted the going concern basis in preparing its financial statements.

INTERNAL CONTROLS

The Board acknowledges its responsibility for maintaining and reviewing the effectiveness of the Group's system of internal controls.

The Company has a clear organizational structure with well-defined responsibilities, reporting lines and authority limit, and imposes budgetary controls on managers of operating divisions. The scope of internal control and risk management covering financial, operational, and compliance areas and control procedures is to identify and then manage risks.

The Company's internal audit function – currently staffed by 3 qualified professionals – is set up to provide the Board with reasonable assurance that the internal control systems of the Company are effective, and that the risks associated with the achievement of business objectives of the Group are being managed properly. During the year, the internal audit function drew up internal audit plan, discussed with management on areas of risk identified, and reviewed its internal audit report with the Audit Committee. Chairman of the Audit Committee has open access to the head of the internal audit function.

During financial year 2006 and up to the date of the financial statements, there was no significant control failure, as the internal audit function so reported to the Board through the Audit Committee. The Group Chief Operating Officer endorsed the internal audit report for implementation with operating units.

AUDIT COMMITTEE

The Audit Committee is accountable to the Board and assists the Board in ensuring an effective system for meeting its external financial reporting obligations and internal control and compliance.

The Committee consists of 3 Non-executive Directors, identified in the table on page 7, 2 of whom are independent with one – being Dr. Charles Cheung Wai Bun – as chairman. All the members served for the whole of 2006 and meetings attendance rate is 100%. The Company Secretary acted as secretary, who has kept full minutes of Audit Committee

meetings with draft and final versions to members for their comment and record soon after the relevant meeting. Regular attendees at the Audit Committee meetings are the Qualified Accountant, head of internal audit, and senior representatives from PwC. The Company has posted the terms of reference of Audit Committee on its website.

In 2006, the Audit Committee met 3 times, in March 2006 to review Group's 2005 final results and financial statements, then in August 2006 on certain developments in the recently introduced Hong Kong Financial Reporting Standards, and in September 2006 to review the Group's 2006 interim results and financial statements. At its meeting on 20 March 2007, the Audit Committee reviewed the Group's final results for 2006 and also the report on the effectiveness of the risk assessment and internal control systems of the Group by the group's internal audit function. Each meeting received written report and papers from PwC.

The Audit Committee has been satisfied with the independence of PwC during the year and has recommended to the Board that PwC be re-appointed as auditors of the Company at the forthcoming annual general meeting of the Company. An analysis of the fees paid to PwC appears in note 8 to the financial statements.

COMMUNICATION WITH SHAREHOLDERS AND INVESTORS RELATIONS

In addition to sending annual reports, interim reports, circulars and notices to Shareholders, the Company also makes these materials, which contain extensive information about the Group's activities, timely available for access by Shareholders at both the Stock Exchange's and the Company's own websites.

The Company has a member of its senior management specifically charged with investors relationship. The Company responds to enquiries from Shareholders and investors on matters relating to the business of the Company in an informative and timely manner. Every year, upon announcing results, the Company has press conference and briefings with the investment community, and the executive Directors also have regular dialogue with institutional investors and financial analysts. In between times, the Company organised site visits for analysts to have in depth understanding of our products. The Company received coverage on its business and stock performance from leading financial commentators and research team from international securities house.

The Company encourages its Shareholders to attend annual general meeting and all its other shareholders meetings to discuss progress and matters. The Chairman and Directors are available there to answer Shareholders' questions. All substantive resolutions at annual general meeting of the Company, insofar as the Listing Rules require, will be decided on a poll, which the Company's Branch Share Registrars in Hong Kong will conduct and which results the Company will publish in newspaper. The Chairman (and chairman of any shareholders meeting) will ensure that in all circulars to Shareholders, the Company will set out in full the procedures for and shareholders' rights in demanding voting by poll, and that in all the Company's Shareholders meetings, all efforts will be made to ensure compliance with the requirements of Rules 13.39(3) and (4) of the Listing Rules.

COMPLIANCE WITH APPENDIX 14

Throughout the year under review, save for Code Provision A.4.2, the Company has complied with all the other Code Provisions in Appendix 14 to the Listing Rules. In relation to the deviation from Code Provision A.4.2, the Board has reviewed but continues to hold the view that, given its rotation policy, the spirit of that Code Provision has been sufficiently upheld. The Board believes that it is in the interest of the Group to have continuity in the leadership of both the Chairman and the Managing Director, without being subject to rotation. Any risk of entrenchment is counteranted by the fact that the Company has a well represented Board. The Board will continue to review and recommend such step and action as appropriate in the circumstances of such deviation.

By Division

	Properties HK$'000	Trading HK$'000	Unallocated HK$'000	Total HK$'000
Turnover	203,075	72,881	—	275,956
Cost of goods sold	(95,416)	(64,345)	—	(159,761)
	107,659	8,536	—	116,195
Other revenues	—	—	15,429	15,429
Other operating income	57,593	32	61,667	119,292
Administrative expenses	(117,781)	(7,675)	(5,591)	(131,047)
Other operating expenses	(6,448)	—	—	(6,448)
Change in fair value of investment properties	957,958	—	—	957,958
Operating profit	998,981	893	71,505	1,071,379

Turnover by Division

For the year ended 31 December 2006

	2006 HK$'000	2005 HK$'000
Properties	203,075	226,330
Trading	72,881	62,977
	275,956	289,307


2006
2005

Employment of Gross Assets

As at 31 December 2006

	2006 HK$'000	2005 HK$'000
Properties	6,137,681	5,955,417
Non-current investments	4,477,084	2,690,556
Trading	4,341	10,659
Central services	72,001	136,537
Cash & Bank balances	741,060	255,206
	11,432,167	9,048,375


2006
2005

By Geographical Spread

	Hong Kong HK$'000	Mainland China HK$'000	Singapore HK$'000	Japan HK$'000	Total HK$'000
Turnover	10,780	177,785	14,510	72,881	275,956
Cost of goods sold	(43,579)	(45,246)	(6,591)	(64,345)	(159,761)
	(32,799)	132,539	7,919	8,536	116,195
Other revenues	12,340	2,384	649	56	15,429
Other operating income	48,505	68,719	2,036	32	119,292
Administrative expenses	(83,391)	(37,750)	(2,200)	(7,706)	(131,047)
Other operating expenses	(6,301)	(95)	(52)	—	(6,448)
Change in fair value of investment properties	27,549	925,527	4,882	—	957,958
Operating (loss)/profit	(34,097)	1,091,324	13,234	918	1,071,379

Turnover by Geographical Spread

For the year ended 31 December 2006

	2006 HK$'000	2005 HK$'000
Hong Kong	10,780	129,115
Mainland China	177,785	88,275
Singapore	14,510	8,940
Japan	72,881	62,977
	275,956	289,307


2006
2005

Gross Assets by Geographical Spread

As at 31 December 2006

	2006 HK$'000	2005 HK$'000
Hong Kong	6,320,358	4,745,909
Mainland China	4,923,645	4,126,776
Singapore	178,595	162,374
Japan	9,569	13,316
	11,432,167	9,048,375


2006
2005

REVIEW OF OPERATIONS

Turnover and profit attributable to shareholders for the year ended 31 December 2006 were HK$276 million and HK$230 million respectively, compared to HK$289 million and HK$95 million (excluding discontinued operations of HK$3,549 million) for the last year.

Properties sale during the year continued to improve as a result of the good pre-sale of residential units in various property projects in Shanghai and Hong Kong. Under the current accounting policies, the revenue and profit will be recorded after the development of the projects is completed.

Mainland China

Sales remained strong for the Group's luxury residential development in Shanghai, amidst property market cooling measures from the Central Government in the year. As of the year-end, the Group has pre-sold nearly 90% of Phase I of the Shanghai Westwood. On investment side of the operations, demand for Grade-A office has remained strong, and the Group's Shanghai K. Wah Centre has continued to register 100% occupancy.

(A) Current Major Development Properties (total gross floor area ("GFA") of approximately 2,000,000 square metres)

(i) Shanghai Westwood, No. 701 Guangzhong Road, Da Ning International Community (100% owned)

Total GFA of this luxurious condominium project is approximately 380,000 square metres. The Group has pre-sold Phase I (GFA of which is about 140,000 square metres) with handover scheduled for the middle of this year. The Group is starting the development of Phase II (GFA of approximately 140,000 square metres) this year and Phase III (GFA of approximately 100,000 square metres) by 2009.

(ii) Shanghai — Lot A&B No. 68 Jianguo Xi Road, Xuhui District (100% owned)

The project is located in Shanghai's traditional up-scale residential area with total GFA of approximately 140,000 square metres, The Group is planning an integrated development with luxury residential apartments, high-class commercial facilities and suite hotel/service apartments. Construction work is in progress and completion of the first phase of this development is expected to be around 2009.

(iii) Shanghai — Phase III, Yanjiazhai, Jingan District (99% owned)

Total GFA of this luxurious residential project is approximately 100,000 square metres. Well located at Urumqi Road, Jingan District, the Group is planning a mid-town Manhattan style of residential development. Demolition work is in progress. We have commenced phase construction on this development and expect phase completion by 2009.

(iv) Guangzhou — Xinhua Zhen, Hua Dou City (99.99% owned)

Guangzhou is the trade hub of southern China and demand for commercial accommodations is always strong.

The Group has a sizeable land reserve at Xinhua Zhen, Hua Dou City (total permissible buildable floor area in contemplation of approximately 1,470,000 square metres), and is planning development by stages. We have already started phased development on one of these plots of our land reserve there which has a GFA in contemplation of approximately 47,000 square metres. This phase will see an integrated development with high-class hotel and office accommodation. The rest of the Group's land reserve in Guangzhou has been planned mostly for residential development.

(B) Investment Property

Shanghai K. Wah Centre, Huaihai Zhong Road, Shanghai (35.75% effective interest)

This flagship investment property (totaling approximately 72,000 square metres together with the two ancillary buildings) is located at Huaihai Zhong Road which is a thriving downtown commercial area in the inner ring area of Shanghai. During the year under review, we have maintained full occupancy at this Grade-A office commanding top-end rentals from reputable corporate tenants.

Hong Kong

The Group's The Great Hill and J Residence have both been well received by the market. In the office sector, the leasing market also performed well in 2006. The Group achieved satisfactory occupancy and rental rates with its investment properties.

(A) Current development properties

(i) The Great Hill, Tung Lo Wan Hill Road (100% owned)

GFA is approximately 30,000 square metres and construction work is on schedule with expected completion around the second half of 2007. The Group is timing to roll out sales of the remaining units this year.

(ii) J Residence, Johnston Road, Wan Chai (a joint development with the URA)

The Group has pre-sold almost all the residential units of this downtown project which is a joint development with the Urban Renewal Authority. Upon completion of the project around the third quarter of 2007, it is expected that the commercial portion – the J Senses – will contribute good rental income to the Group.

(iii) No. 6 Shiu Fai Terrace, Hong Kong (100% owned)

The Group is turning this site into another signature luxury residential development (planned GFA : 6,500 square metres).

(B) Other properties in Hong Kong (all 100% owned)

(i) Skyline Commercial Centre, Wing Lok Street, Sheung Wan

This 24-storey centrally located office building has approximately 3,900 square metres of office space and ground floor shops. It has been enjoying near full occupancy and contributing steady rental income to the Group.

(ii) Kingsfield Centre, Shell Street, North Point

This 26-storey commercial building (approximately 1,900 square metres of office space) has been enjoying high occupancy to contribute steady rental income to the Group.

Major Properties in Singapore

San Centre, Chin Swee Road (100% owned)

This 12-storey office building (approximately 5,800 square metres with carparks) has maintained satisfactory occupancy with stable income.

Investment in Galaxy Entertainment Group Limited

The value of this strategic investment has increased from HK$4.375 (at 31 December 2005) to HK$7.28 per share at the close of the year under review enabling the Group to record a change in fair value of approximately HK$1.8 billion as an increase in reserves.

OUTLOOK

The Group is optimistic about its business prospect in Mainland China, on the back of the quality investments which it has already made and the strong brand recognition it enjoys there. The Group's equity joint venture in Shanghai Baoland Co., Ltd. (41.5% owned) has been performing and contribution to the Group's profit is expected.

The Group believes the luxurious residential market in Hong Kong will continue to perform, and this optimism is reflected in recent Hong Kong Government land auctions. Since the year-end, the Group has unified title to and is commencing development at its Shiu Fai Terrace property, and has also participated in the joint development of a piece of water-front residential land at Tolo Harbor, Tai Po (estimated GFA approximately 69,657 square metres). The Group has been actively examining investment opportunities in both Mainland China and Hong Kong to strengthen land bank and increase returns on assets.

REVIEW OF FINANCE

Sources of Funding

As at 31 December 2006

	2006 HK$'000	2005 HK$'000
Share capital	242,995	237,792
Other reserves	3,174,898	1,245,281
Revenue reserves	4,046,470	3,833,597
Minority interests	856,817	355,968
Borrowings	1,914,731	1,567,857
Current portion of borrowings	1,196,256	1,807,880
	11,432,167	9,048,375


2006
2005

(1) Financial Position

The financial position of the Group remained strong during the year. Total funds employed increased by 26% to HK$11 billion at 31 December 2006 from HK$9 billion at 31 December 2005.

The number of the issued shares of the Company increased as a result of conversion of convertible bonds and the exercise of share options during the year. The dilution effect, however, was offset by the profit earned for the year.

(2) Group Liquidity, Financial Resources and Gearing Ratio

The liquidity position of the Group was satisfactory during the year. As of 31 December 2006, total bank borrowings amounted to HK$3,078 million, and cash and bank balances were HK$741 million to give a net debt of HK$2,337 million. This represented a HK$604 million net debt reduction compared to 31 December 2005, mainly attributable to the presale proceeds received during the year.

Of the total long-term bank borrowings, more than 60% had maturities over a period of one year and above.

The Group successfully arranged a 3/5 years syndicated loan of HK$1,800 million on 6 September 2006 from a consortium of 14 international and leading local banks.

In addition to the aggregate cash balances, the total un-drawn banking facilities of the Group at 31 December 2006 amounted to over HK$2.8 billion. The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was reduced to a satisfactory level of 17% at 31 December 2006 as compared to 31% for last year.

The Group's liquidity position and gearing ratio stayed at a healthy level and the Group has sufficient funds to meet its commitments and operational requirements.

(3) Treasury Policies

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in Hong Kong Dollars. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are also utilized when considered appropriate to avoid the impact of any undue interest rate fluctuation on the operation. During the year, the Group has not engaged in the use of derivative products.

(4) Charges on Group Assets

As of 31 December 2006, investment properties and land and buildings with carrying values of HK$3,229,669,000 (2005: HK$2,016,387,000) and HK$110,313,000 (2005: HK$111,586,000) respectively were pledged to banks to secure the Group's borrowing facilities.

(5) Contingent Liabilities

As of 31 December 2006, the Company has executed guarantees in favor of banks and financial institutions in respect of facilities granted to certain subsidiaries amounting to HK$4,556,608,000 (2005: HK$3,571,683,000) of which HK$2,030,336,000 (2005: HK$2,078,682,000) have been utilized. The Company has also executed guarantees in respect of the convertible bonds issued by a subsidiary the outstanding amount of which as at the end of 2006 is HK$40,000,000 (2005: HK$104,000,000).

The Company has executed a guarantee in favor of the Government of the HKSAR in respect of the obligation of an investee under a contract with the Government of the HKSAR.

EMPLOYEES AND REMUNERATION POLICY

At 31 December 2006, the Group, excluding associated companies and jointly controlled entities, employs 279 employees in Hong Kong and Mainland China. Employee costs, excluding Directors' emoluments, amounted to HK$82 million for 2006.

The Group believes its success and long-term growth and development depends upon the quality, performance and commitment of its employees. The Group's remuneration policy aims to attract, retain and motivate competent individuals based on merits and development potentials. The Group believes the remuneration we offer to our employees is fair and competitive in relation to comparable organizations in the areas in which the Group operates its principal business.

Following approval by the shareholders in 1989, the Group has put in place a share option scheme for executives for the purpose of providing competitive remuneration package to management talents with a view for their long term retention. Likewise in Mainland China, employees' remuneration is commensurate with market pay level, and the Group puts particular emphasis on training and development opportunities.

TRAINING AND DEVELOPMENT

Human talent is the driving force of the Group, and continuous education is a key part in enhancement of the core competence of the Group's work force. To this end, the Group supports a suite of training and development programmes for its employees at various levels.

In 2006, the Group sponsored several company-wide interactive seminars for executives to share among themselves knowledge, experience and good management practices in their respective divisions. These events provide staff with initiatives to enhance their management capabilities and up-date their technical know-how. In addition, the Group also sponsors staff to attend external job-related courses/workshops in Hong Kong and Mainland China organized by the accredited educational institutions and professional bodies. These training programs cover not only technical aspects such as finance, taxation, laws, human resources and information technology but also fundamental development on executives' leadership, business vision and strategies, as well as communication and management skills.

To support the long-term growth and development of the Group's business in Mainland China, we have re-launched the Management Trainee Programme in Shanghai. We recruit and develop high potential graduates from leading universities. Through our structured training programme headed by management staff of various functions, we prepare these promising individuals to become our managers and leaders of the future.

Five Years Summary

	2002 HK$'000	2003 HK$'000	2004 HK$'000	2005 HK$'000	**2006** **HK$'000**
CONSOLIDATED PROFIT AND LOSS STATEMENT					
Turnover	2,134,552	3,076,143	418,257	289,307	**275,956**
Profit before taxation	136,509	183,220	231,153	393,249	**1,008,763**
Taxation (charge)/credit	(11,365)	(45,831)	1,461	(142,869)	**(307,019)**
Profit from continuing operations	125,144	137,389	232,614	250,380	**701,744**
Profit from discontinued operations	–	–	29,757	3,553,418	**–**
Profit for the year	125,144	137,389	262,371	3,803,798	**701,744**
Minority interests	(22,810)	(17,009)	(21,157)	(159,750)	**(472,041)**
Profit attributable to shareholders	102,334	120,380	241,214	3,644,048	**229,703**
Earnings per share (HK cents)	5.4	6.2	12.1	157.7	**9.5**
Dividend per share (HK cents) (note 2)	3.0	3.0	6.0	53.7	**3.5**
CONSOLIDATED BALANCE SHEET					
Non-current assets	1,091,920	1,136,196	1,090,200	2,140,863	**3,491,746**
Associated companies and jointly controlled entities	551,952	553,128	508,389	577,261	**575,502**
Other non-current assets	303,491	433,227	440,947	2,698,833	**4,486,676**
Net current assets	3,436,640	2,884,322	4,389,180	2,033,802	**2,206,072**
Employment of capital	5,384,003	5,006,873	6,428,716	7,450,759	**10,759,996**
Financed by:					
Share capital	191,955	197,797	201,564	237,792	**242,995**
Reserves	2,233,979	2,333,890	2,471,190	5,078,878	**7,221,368**
Shareholders' funds	2,425,934	2,531,687	2,672,754	5,316,670	**7,464,363**
Minority interests	1,067,785	1,083,869	723,354	355,968	**856,817**
Long-term liabilities	1,800,916	1,302,184	2,773,224	1,567,857	**1,914,731**
Non-current liabilities	89,368	89,133	259,384	210,264	**524,085**
Capital employed	5,384,003	5,006,873	6,428,716	7,450,759	**10,759,996**
Net assets value per share (HK$)	1.26	1.28	1.34	2.30	**3.07**

Note:

1 The summary of 2002 and 2003 have not been restated following the adoption of the new and revised Hong Kong Financial Reporting Standards in 2005.

2 Dividend in 2005 included the special interim dividend in specie of one GEG share for every ten shares of the Company.

Consolidated Turnover


HK$ Million
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006

Net Profit Attributable to Shareholders and Dividend


HK$ Million
4,000
3,500
3,000
250
200
150
100
50
0
2002
2003
2004
2005
2006
Net Profit Attributable to Shareholders
Dividend

Dividend Per Share


HK Cents
60
50
16
14
12
10
8
6
4
2
0
2002
2003
2004
2005
2006
Special Dividend
Final Dividend
Interim Dividend

Earnings Per Share


HK Cents
200
180
160
140
120
100
20
15
10
5
0
2002
2003
2004
2005
2006

Net Assets Value Per Share


HK$
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2002
2003
2004
2005
2006

Corporate Information

CHAIRMAN

Dr. Che-woo Lui, GBS, MBE, JP, LLD, DSSc, DBA

MANAGING DIRECTOR

Mr. Eddie Hui Ki On, GBS, CBE, QPM, CPM, (Acting)

EXECUTIVE DIRECTORS

Mr. Francis Lui Yiu Tung
Mr. Lennon Lun Tsan Kau (Deputy Managing Director)
Ms. Paddy Tang Lui Wai Yu, JP

NON-EXECUTIVE DIRECTORS

Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Mr. Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. The Hon. Leo Lee Tung Hai, GBM, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Mr. Robert George Nield*

* *Independent Non-executive Directors*

COMPANY SECRETARY

Mr. Ricky Chan Ming Tak, LLM

QUALIFIED ACCOUNTANT

Mr. Ken Wong Chun Keung, FCCA, CPA, FCGA

AUDITORS

PricewaterhouseCoopers

PRINCIPAL BANKERS

Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Bank of China (Hong Kong) Limited
Nanyang Commercial Bank, Limited
Wing Lung Bank Limited
Standard Chartered Bank (Hong Kong) Limited
Bank of Communications Co., Ltd.

SOLICITORS

Baker & Mckenzie
Richards Butler
Philip K.H. Wong, Kennedy Y.H. Wong & Co.

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

PRINCIPAL SHARE REGISTRARS

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM 08
Bermuda

HONG KONG BRANCH SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Shops 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA

WEBSITE ADDRESS

http://www.kwih.com

SHARE LISTING

The Stock Exchange of Hong Kong Limited

STOCK CODE

Hong Kong Stock Exchange	: 173
Bloomberg	: 173 HK
Reuters	: 0173.HK

BOND LISTING

Luxembourg Stock Exchange

Biographical Information of Directors

EXECUTIVE DIRECTORS

Dr. Che-woo Lui, GBS, MBE, JP, LLD, DSSc, DBA, aged 77, the founder of the Group, has been a Director since June 1989 and is the Chairman of the Company. Dr. Lui is also the Chairman and an executive director of GEG. He has over 50 years' experience in quarrying, construction materials and property development. He was the Founding Chairman of the Institute of Quarrying in UK (Hong Kong Branch) and the Chairman of the Tung Wah Group of Hospitals. Dr. Lui is also the Founding Chairman of The Federation of Hong Kong Hotel Owners, the President of Tsim Sha Tsui East Property Developers Association, the Founding President of Hong Kong — Guangdong Economic Development Association and an Honorary President of Hong Kong – Shanghai Economic Development Association. Further, Dr. Lui was a Committee Member of the 9th Chinese People's Political Consultative Conference, a member of the Selection Committee for the First Government of the HKSAR and a member of the Election Committee of the HKSAR. Dr. Lui was awarded the Gold Bauhinia Star by the Government of the HKSAR in July 2005. Dr. Lui has been again elected as a member of the Election Committee of the HKSAR in December 2006. Dr. Lui is the father of Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.

Mr. Francis Lui Yiu Tung, aged 51, joined K. Wah group in 1979. He has been an executive Director since June 1989. He holds a bachelor of science degree in civil engineering and a master of science degree in structural engineering from the University of California at Berkeley, USA. He is a member of the Shanghai Committee of the Chinese People's Political Consultative Conference. Mr. Lui is a son of Dr. Che-woo Lui and the younger brother of Ms. Paddy Tang Lui Wai Yu.

Mr. Eddie Hui Ki On, GBS, CBE, QPM, CPM, aged 63, joined the Group in 2003 as the Group Director, General Affairs and is presently the Managing Director (Acting) of the Company. He has been an executive Director since April 2003. Mr. Hui has been appointed the chairman of the remuneration committee of the Company in December 2005. Prior to joining the Group, he has served the Hong Kong Police Force for 38 years. He retired from the Police Force as Commissioner of Police in 2001. In 2001, Mr. Hui was awarded the Gold Bauhinia Star by the Government of the HKSAR. He is also a member of the Scout Association of Hong Kong and is currently the Assistant Chief Commissioner (International and Liaison) of the Association. He is the Vice-Chairman of The Hong Kong Football Association Ltd.

Mr. Lennon Lun Tsan Kau, aged 52, joined the Group in 1999 and has been an executive Director and the Deputy Managing Director of the Company since December 2001. Mr. Lun holds a master of science degree in Electronics and Computer Science from the University of California at Berkeley, USA and a master of business administration degree from the University of Hong Kong. Prior to joining the Group, he has held various senior executive and management positions in renowned multinational companies and has extensive operations experience in Mainland China.

Ms. Paddy Tang Lui Wai Yu, JP, aged 53, joined K. Wah group in 1980 and has been an executive Director since June 1989. She is also an executive director of GEG. She holds a bachelor of commerce degree from McGill University, Canada and is a member of The Institute of Chartered Accountants in England and Wales. Ms. Tang was a member of the Election Committee of the HKSAR. She is also a member of various public and social service organisations, including the Board of Ocean Park Corporation, the Hong Kong Arts Development Council, the Statistic Advisory Board and the Standing Committee on Company Law Reform. Ms. Tang was appointed the Justice of Peace by the Government of the HKSAR on 1 July 2005. Ms. Tang has been again elected as a member of the Election Committee of the HKSAR in December 2006. Ms. Tang is the daughter of Dr. Che-woo Lui and the elder sister of Mr. Francis Lui Yiu Tung.

NON EXECUTIVE DIRECTORS

Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP, (Independent non-executive Director) aged 80, was Adviser to the boards of the Company and K. Wah Construction Materials Limited (now GEG) from 1989 to 1997. He has been a Director since July 1997 and became an independent non-executive Director since 1998. He holds non-executive director positions in various companies and is member of many charitable organizations. He was previously a member of the Hong Kong Civil Servants and held senior appointments concluding with that of Chief Secretary and acting Governor before he retired in 1987. He was awarded the highest award of the Grand Bauhinia Medal in 2002 by the Government of the HKSAR.

Mr. Michael Leung Man Kin, CBE, JP, (Non-executive Director) aged 68, joined the Group in 1998 as Deputy Chairman (Administration) and is presently an Adviser. He was an executive Director in September 1998 and has become a non-executive Director since March 2001. Mr. Leung has been a member of the audit committee of the Company since March 2005. Mr. Leung holds a BA (Hons) from the University of Hong Kong and a certificate in government and development from Oxford University, UK. He has served

the Hong Kong Government for 32 years in a wide range of top level positions, including Secretary for Transport, Secretary for Education and Manpower and Commissioner of the Independent Commission Against Corruption. He also served as an Official Member of the Legislative Council.

Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH, (Non-executive Director) aged 74, has been a Director since June 1989. He has become an independent non-executive Director since 2000 and re-designated as non-executive Director since March 2005. He was a member of the audit committee of the Company from 1999 to March 2005. Dr. Wong is a consultant of a Hong Kong firm of solicitors and is also a Notary Public and a China Appointed Attesting Officer. In addition, Dr. Wong is a director of Raymond Industrial Limited.

Dr. The Hon. Leo Lee Tung Hai, GBM, GBS, LLD, JP, (Independent non-executive Director) aged 85, has been a Director since June 1989 and has become an independent non-executive Director since 1998. Dr. Lee is the Chairman of the Tung Tai Group of Companies and an independent non-executive director or non-executive director of several publicly listed companies in Hong Kong, including Beijing Enterprises Holdings Limited. He is a member of a number of public services committees and heads many social service organizations, including as Vice President of the China Overseas Friendship Association, Chairman of Friends of Hong Kong Association, Adviser of the Advisory Board of the Tung Wah Group of Hospitals and Chairman of the Association of Chairmen of the Tung Wah Group of Hospitals. Dr. Lee served as a Standing Committee Member of the eighth and ninth National Committees of the Chinese People's Political Consultative Conference; an Adviser on Hong Kong Affairs to the Hong Kong & Macau Affairs Office of the State Council and Xinhua News Agency, Hong Kong Branch; a member of the Preparatory Committee for the Hong Kong Special Administrative Region; and a member of the Selection Committee for the First Government of the HKSAR. He has been honoured with awards by different governments, which include Cavaliere di Gran Croce of Italy, O.B.E. of Great Britain, Chevalier Legion d'Honneur of France, Commandeur de l'Ordre de Leopold II of Belgium and Gold Bauhinia Star of the Government of the HKSAR in 1999. Dr. Lee was awarded the highest honour of the Grand Bauhinia Medal in July 2006 by the Government of the HKSAR. Dr. Lee has over 40 years of experience in business management.

Dr. Robin Chan Yau Hing, GBS, LLD, JP, (Independent non-executive Director) aged 74, has been a Director since June 1989 and has become an independent non-executive Director since 1998. A banker with over 40 years of experience, he is the Chairman of Asia Financial Holdings Limited, which is the holding company of Asia Insurance Company Limited. Dr. Chan is also a director of Chong Hing Bank Limited (formerly known as Liu Chong Hing Bank Limited) and numerous other companies. In addition, he is a Deputy to the Chinese National People's Congress and the Ex-officio Life Honorary Chairman of The Chinese General Chamber of Commerce, Hong Kong.

Dr. Charles Cheung Wai Bun, JP, (Independent non-executive Director) aged 70, joined K. Wah group in 1986. He was appointed an executive Director in June 1989 and has been a non-executive Director since 1995. He is the chairman of the audit committee and a member of the remuneration committee of the Company. Dr. Cheung holds an honorary doctor's degree, a master's degree in business administration and a bachelor of science degree. He has over 30 years experience at senior management level of companies in various industries including over 22 years experience in banking. He is the Group Chief Executive and Executive Deputy Chairman of Mission Hills Group. He is also an independent non-executive director and chairman of the audit committee of GEG, Shanghai Electric Group Company Limited, Pioneer Global Group Limited and Prime Investments Holdings Limited, which are companies listed on the Main Board of the Stock Exchange. Dr. Cheung is also a Senior Adviser of the Metropolitan Bank & Trust Company, Philippines. He was a former director and adviser of the Tung Wah Group of Hospitals and is a Vice Chairman of Guangdong Province Golf Association. He received the Director of the Year Award (Listed Company — Non-Executive Director) in 2002. He is also a Council Member of The Hong Kong Institute of Directors.

Mr. Robert George Nield, (Independent non-executive Director) aged 54, has been an independent non-executive Director and a member of the audit committee of the Company since September 2004. Mr. Nield has been a member of the remuneration committee of the Company since December 2005. He is a Fellow of The Hong Kong Institute of Certified Public Accountants and The Institute of Chartered Accountants in England and Wales and has over 30 years of experience in professional auditing and accounting. Mr. Nield worked for PwC from 1980 (partner since 1985) to 2002. In addition to his audit professional works, he was from time to time in charge of PwC's Computer Audit, Continuing Education and Human Resources Departments. He retired from PwC in June 2002.

SENIOR MANAGERS

Assisted by heads of departments (including the Qualified Accountant), the executive Directors are under the direct responsibilities for the business and operations of the Group and the executive Directors are therefore regarded as the senior management of the Company.

Report of the Directors

The Directors present their report together with the 2006 Financial Statements.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. Our principal subsidiaries and jointly controlled entities are primarily engaged in property development and property investment in Hong Kong, Mainland China and Singapore, and their activities are set out in note 39 to the 2006 Financial Statements.

RESULTS AND APPROPRIATIONS

The 2006 Financial Statements starting page 30 of this annual report set out the results of the Group for the year ended 31 December 2006.

An interim dividend of 1 HK cent per Share was paid during the year. The Board recommends the payment of a final dividend (scrip with cash option) of 2.5 HK cents per Share. Together, the total dividends per Share for the year amounting to 3.5 HK cents (2005: 54 HK cents). Details of dividends are set out in note 15 to the 2006 Financial Statements.

SHARE CAPITAL

Note 29 to the 2006 Financial Statements contains details on the Company's share capital, and increase in issued share capital of the Company during the year due to the allotment of scrip dividends, exercise of share options and exercise of convertible bonds.

CONVERTIBLE BONDS

Details of the 0.5% Guaranteed Convertible Bonds due 2009 and their conversion during the year appear in note 32(c) to the 2006 Financial Statements.

DEALINGS IN LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Shares or bonds during the year.

RESERVES

Details of the movements in the reserves of the Group and the Company during the year are set out in note 31 to the 2006 Financial Statements.

DONATIONS

During the year, the Group made charitable donations amounting to HK$4,442,000 (2005: HK$6,010,000).

PROPERTY, PLANT AND EQUIPMENT

Details of the movements in property, plant and equipment of the Group during the year are set out in note 17 to the 2006 Financial Statements.

SIGNIFICANT PROPERTIES

Details of the significant properties held by the Group as at 31 December 2006 for investment and development are set out on pages 75 to 76 of this annual report.

DIRECTORS

The Directors who served during the year were Dr. Che-woo Lui, Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau, Mr. William Lo Chi Chung (who resigned on 1 January 2007), Ms. Paddy Tang Lui Wai Yu, Sir David Akers-Jones, Mr. Michael Leung Man Kin, Dr. Philip Wong Kin Hang, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

Biographical details of the current Directors are set out on pages 20 to 21 of this annual report.

In accordance with Bye-law 109(A), Mr. Lennon Lun Tsan Kau, Ms. Paddy Tang Lui Wai Yu and Dr. Robin Chan Yau Hing will retire by rotation, and being eligible, offer themselves for re-election at the forthcoming annual general meeting.

None of the Directors proposed for re-election has a service contract with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation (other than statutory compensation).

Subject to the approval of Shareholders at the forthcoming annual general meeting, the following fees in respect of year ended 31 December 2006 will be paid to the Directors:

	Chairman HK$	Member HK$
The Board	100,000	80,000
Audit Committee	100,000	80,000
Remuneration Committee	50,000	40,000

DIRECTORS' INTERESTS IN CONTRACTS

Save as disclosed in this Directors' Report, no contracts of significance in relation to the Group's business, to which the Company or any of its subsidiaries was a party and in which a Director has or had a material beneficial interest, whether directly or indirectly, subsisted on 31 December 2006 or at any time during the year ended on that date.

DIRECTORS' INTERESTS IN SECURITIES

As of 31 December 2006, the interests and short positions of each Director in the Shares, underlying shares and debentures of the Company or its associated corporation (within the meaning of Part XV of the SFO) and the details of any right to subscribe for Shares and of the exercise of such rights, as required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO) or as recorded in the register of the Company required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to Appendix 10 to the Listing Rules, were as follows:

(A) Shares

Name of Directors	Number of Shares: Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Approximate % of Issued Share Capital
Che-woo Lui	6,511,855	7,191,314(1)	38,443,830(2)	1,268,160,371(3)	1,320,307,370	54.33
Francis Lui Yiu Tung	5,837,364	–	–	1,268,160,371(3)	1,273,997,735	52.43
Eddie Hui Ki On	580,000	–	–	–	580,000	0.02
Lennon Lun Tsan Kau	2,230,931	–	–	–	2,230,931	0.09
William Lo Chi Chung	630,000	–	–	–	630,000	0.03
Paddy Tang Lui Wai Yu	8,340,371	–	–	1,268,160,371(3)	1,276,500,742	52.53
Sir David Akers-Jones	150,000	–	–	–	150,000	0.01
Michael Leung Man Kin	700,000	–	–	–	700,000	0.03
Philip Wong Kin Hang	601,226	–	–	–	601,226	0.02
Leo Lee Tung Hai	550,000	–	–	–	550,000	0.02
Robin Chan Yau Hing	932,651	–	–	–	932,651	0.04
Charles Cheung Wai Bun	907,239	–	–	–	907,239	0.04
Robert George Nield	500,000	–	–	–	500,000	0.02

Unless otherwise stated, all personal interests stated above were held by the respective Directors in the capacity of beneficial owners.

Notes:

(1) Dr. Che-woo Lui was deemed to be interested in 7,191,314 Shares through the interests of his spouse.

(2) 35,376,195 Shares and 3,067,635 Shares were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both of which were directly or indirectly controlled by Dr. Che-woo Lui.

(3) 1,268,160,371 Shares representing more than one-third of the Company's issued share capital were held by the discretionary trusts established by Dr. Che-woo Lui as founder. Dr. Che-woo Lui, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, were deemed to be interested in those Shares held by the trusts.

(B) Underlying Shares — Share Options

Details are set out in the SHARE OPTION SCHEME section below.

All the interests stated above represent long positions.

Dr. Che-woo Lui, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu were deemed to be interested in the issued share capital of every other subsidiary and jointly controlled entity of the Company.

Save as disclosed above, as of 31 December 2006, none of the Directors had any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS' INTERESTS

At 31 December 2006, the interests of every person (not being a Director or chief executive of the Company) in the Shares and underlying shares in the Company as recorded in the register required to be kept by the Company under section 336 of the SFO were as follows:

Name of Shareholders	Number of Shares (Long Position)	Approximate Issued% of Share Capital
HSBC International Trustee Limited	1,268,160,371[1]	52.19
Penta Investment Advisers Ltd.	312,314,104[2]	12.85
Zwaanstra John	312,314,104[2]	12.85
Marapro Co., Ltd.	191,857,634[3]	7.90
Symmetry Co., Ltd.	191,857,634[3]	7.90
Polymate Co., Ltd.	191,857,634[4]	7.90

Notes:

(1) HSBC International Trustee Limited is the trustee of discretionary trusts which (as of the end of the year) held 1,268,160,371 Shares.

(2) Penta Investment Advisers Ltd., a company controlled by Zwaanstra John, was (as of the end of the year) interested in 312,314,104 Shares in the capacity of investment manager.

(3) Marapro Co., Ltd. is a beneficiary and Symmetry Co., Ltd. is a trustee of a trust which (as of the end of the year) was interested in 191,857,634 Shares.

(4) Polymate Co., Ltd. is the ultimate holding company of those companies which (as of the end of the year) were interested in 191,857,634 Shares.

There was duplication of interests of:

(i) 1,268,160,371 Shares among Dr. Che-woo Lui, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu. These Shares were also interested by HSBC International Trustee Limited and of these Shares, 191,857,634 Shares were also interested by Marapro Co., Ltd., Symmetry Co., Ltd. and Polymate Co., Ltd.; and

(ii) 312,314,104 Shares between Penta Investment Advisers Ltd. and Zwaanstra John.

Save as disclosed above, as of 31 December 2006, the Company had not been notified by any persons who had interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO.

SHARE OPTION SCHEME

The Company's share option scheme adopted by the Shareholders at the annual general meeting on 30 May 2002 is summarized below:

(1) Purpose

To attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to employees, consultants, agents, representatives, advisers, suppliers of goods or services, customers, contractors, business allies and joint venture partners; and to promote the long term financial success of the Company by aligning the interests of option holders to Shareholders.

(2) Participants

(i) any employee of the Company or any affiliate and any senior executive or director of the Company or any affiliate; or

(ii) any consultant, agent, representative or adviser of the Company or any affiliate; or

(iii) any person who provides goods or services to the Company or any affiliate; or

(iv) any customer or contractor of the Company or any affiliate; or

(v) any business ally or joint venture partner of the Company or any affiliate; or

(vi) any trustee of any trust established for the benefit of employees; or

(vii) in relation to any of the above qualifying grantee who is an individual, a trust solely for the benefit of the qualifying grantee or his immediate family members, and companies controlled solely by the qualifying grantee or his immediate family members.

"Affiliate" means any company which is (a) a holding company of the Company; or (b) a subsidiary of a holding company of the Company; or (c) a subsidiary of the Company; or (d) a controlling shareholder of the Company; or (e) a company controlled by a controlling shareholder of the Company; or (f) a company controlled by the Company; or (g) an associated company of a holding company of the Company; or (h) an associated company of the Company.

(3) Total number of Shares available for issue

Mandate Limit — Subject to the paragraph below, the total number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other schemes of the Company must not in aggregate exceed 10% of the Shares in issue as of 30 May 2002, being 187,563,607 Shares.

Overriding Limit — The Company may by ordinary resolutions of the Shareholders refresh the Mandate Limit as referred to in the above paragraph provided that the Company shall issue a circular to Shareholders before such approval is sought. The overriding limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares in issue from time to time.

As of the date of this annual report, the total number of Shares available for issue under the Share Option Scheme was 143,986,607 Shares, which represented approximately 5.93% of the issued share capital of the Company on that date.

(4) Maximum entitlement of each participant

The total number of Shares issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to each participant must not exceed 1% of the Shares in issue.

Subject to separate approval by the Shareholders in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting and provided that the Company shall issue a circular to Shareholders before such approval is sought, the Company may grant a participant options which would exceed this limit.

(5) Option period

The period within which the Shares must be taken up under an option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant option.

(6) Minimum period for which an option must be held before it can vest

The minimum period, if any, for which an option must be held before it can vest shall be determined by the Board in its absolute discretion. The Share Option Scheme itself does not specify any minimum holding period.

(7) Payment on acceptance of the option

HK$1.00 is payable by the grantee to the Company on acceptance of the option offer. An offer must be accepted within 14 days from the date of grant (or such longer period as the Board may specify in writing).

(8) Basis of determining the subscription price

The subscription price shall be determined by the Board in its absolute discretion at the time of the grant but shall not be less than the highest of:

(i) the closing price of the Shares on the date of grant;

(ii) the average closing prices of the Shares for the five business days immediately preceding the date of grant; and

(iii) the nominal value of a Share.

(9) The remaining life of the Share Option Scheme

The life of the Share Option Scheme is 10 years commencing from 30 May 2002 and will expire on 29 May 2012.

Particulars of the movement of the options held by each of the Directors, the employees of the Company in aggregate and other participants granted under the Share Option Scheme or under any other share option schemes of the Company during the year ended 31 December 2006, were as follows:

		Number of Options					
Holders	Date of grant	Held at 1 January 2006	Exercised during the year	Lapsed during the year	Held at 31 December 2006	Exercise price per Share (HK$)	Exercise period
Che-woo Lui	21 Oct 2005	1,350,000	–	–	1,350,000	1.9060	22 Oct 2006 - 21 Oct 2011
Francis Lui Yiu Tung	21 Oct 2005	1,340,000	–	–	1,340,000	1.9060	22 Oct 2006 - 21 Oct 2011
Eddie Hui Ki On	21 Oct 2005	580,000	–	–	580,000	1.9060	22 Oct 2006 -21 Oct 2011
Lennon Lun Tsan Kau	21 Oct 2005	670,000	–	–	670,000	1.9060	22 Oct 2006 -21 Oct 2011
William Lo Chi Chung	21 Oct 2005	530,000	–	–	530,000	1.9060	22 Oct 2006 - 21 Oct 2011
Paddy Tang Lui Wai Yu	21 Oct 2005	930,000	–	–	930,000	1.9060	22 Oct 2006 -21 Oct 2011
Sir David Akers-Jones	28 Feb 2003	150,000	–	–	150,000	0.7200	1 Mar 2004 -28 Feb 2013
Michael Leung Man Kin	21 Oct 2005	400,000	–	–	400,000	1.9060	22 Oct 2006 -21 Oct 2011
Philip Wong Kin Hang	21 Oct 2005	300,000	–	–	300,000	1.9060	22 Oct 2006 -21 Oct 2011
Leo Lee Tung Hai	21 Oct 2005	500,000	500,000[a]	–	–	1.9060	22 Oct 2006 -21 Oct 2011
Robin Chan Yau Hing	21 Oct 2005	500,000	–	–	500,000	1.9060	22 Oct 2006 -21 Oct 2011
Charles Cheung Wai Bun	21 Oct 2005	600,000	–	–	600,000	1.9060	22 Oct 2006 -21 Oct 2011
Robert George Nield	21 Oct 2005	500,000	–	–	500,000	1.9060	22 Oct 2006 -21 Oct 2011
Employees (in aggregate)	20 May 1998	33,000	–	–	33,000	0.5586	20 May 1999 - 19 May 2008
	30 Dec 1999	#150,000	–	–	150,000	0.3600	30 Dec 2000 -29 Dec 2009
	28 Feb 2003	615,000	343,000[b]	–	272,000	0.7200	1 Mar 2004 -28 Feb 2013
	29 Dec 2003	2,000,000	2,000,000[c]	–	–	1.3000	30 Dec 2003 -29 Dec 2013
	21 Oct 2005	@12,029,000	1,410,000[d]	310,000	10,309,000	1.9060	22 Oct 2006 -21 Oct 2011
Others	30 Dec 1999	#150,000	150,000[e]	–	–	0.3600	30 Dec 2000 -29 Dec 2009
	28 Feb 2003	150,000	150,000[f]	–	–	0.7200	1 Mar 2004 -28 Feb 2013

\# *on reclassification of a total number of 150,000 share options under "Employees" to "Others" after the option holder ceased to be an employee of a subsidiary of the Company.*

@ *on reclassification of a total number of 340,000 share options under "Others" to "Employees" after the option holder became an employee of an affiliate of the Company.*

Note:

(a) The weighted average closing price of the Shares immediately before the date on which the options were exercised during the year was HK$2.380.

(b) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$2.530.

(c) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$2.508.

(d) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$2.463.

(e) The weighted average closing price of the Shares immediately before the date on which the options were exercised during the year was HK$2.370.

(f) The weighted average closing price of the Shares immediately before the date on which the options were exercised during the year was HK$1.720.

Except for the options granted on 29 December 2003 which were fully vested at the date of grant, the other options referred to above were subject to a one-year vesting period.

No options were granted or cancelled during the year ended 31 December 2006.

Except for the Company's share option scheme, at no time during the year was the Company or its subsidiaries a party to any arrangements to enable the Directors or their spouses or children under 18 years of age to acquire Shares in or debentures of the Company or any other body corporate.

CONTINUING CONNECTED TRANSACTIONS

The Company and GEG are connected persons with respect to each other. In 2006, the Company had the following continuing connected transactions with GEG which were carried out in compliance with the disclosure requirements of Chapter 14A of the Listing Rules:

(1) Shanghai Jiajian Concrete Co. Ltd., Shanghai Xin Cai Concrete Co. Ltd., and Shanghai Jia Shen Concrete Co. Ltd. (all indirect subsidiaries of GEG) continued to lease office units 1802, 1803, and 1804 on the 18th Floor of Shanghai K. Wah Centre from Shanghai Jia Hui Da Real Estate Development Co. Ltd. (an indirect 35.75% owned subsidiary of the Company) pursuant to 3 (3-year) tenancy agreements entered into on 2 June 2005, details of which appear in the joint announcement of the Company and GEG dated 23 August 2005. These continuing connected transactions were carried out during the year within the annual cap for 2006. The independent non-executive Directors have reviewed this continuing connected transactions and have confirmed that they were conducted and entered into in the ordinary and usual course of the Group's business, on normal commercial terms, in accordance with the relevant tenancy agreements governing such transactions, and on terms that are fair and reasonable and in the interest of the Company and its Shareholders as a whole.

(2) The revolving facilities of up to HK$330 million granted on 22 July 2002 by Brighten Lion Limited (an indirect wholly-owned subsidiary of GEG) to Great Place Developments Limited (an indirect wholly-owned subsidiary of the Company) were subsisting at the year-end. Details of the facilities appear in the circular of the Company dated 5 August 2002. Such facilities expire by 12 September 2007. The Company has repaid all amounts owing on 30 June 2006 and has not utilized such facilities since then. No annual cap was involved. The Company's independent non-executive Directors have also reviewed this continuing connected transaction and confirmed that it was conducted and entered into on terms no less favorable to the Company than terms otherwise available from independent third parties, and in accordance with the loan agreement dated 22 July 2002, on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

(3) The guarantee by the Company dated 5 March 1997 in favour of the Government of HKSAR in respect of Contract No.GE/96/10 for 17 years quarrying rights and rehabilitation of the quarry at Tai Sheung Tok, Anderson Road, Kowloon to KWP Quarry Co. Limited (a subsidiary of GEG) was subsisting at the year-end. Details of this continuing connected transaction appear in the announcement of the Company dated 10 November 2006. The Company has also referred to this guarantee in its annual reports since 1997. No annual cap was involved.

PRE-EMPTIVE RIGHTS

There are no shareholder pre-emptive rights as a matter of Bermuda law, either under statute or at common law.

DIRECTORS' COMPETING BUSINESS

Dr. Che-woo Lui, and also Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, through a family trust directly or indirectly, are also interested in companies engaged in the business of property investment and development in Hong Kong, Mainland China and Singapore. As the Board is independent of the boards of these companies, the Group is therefore capable of carrying on its business independently of, and at arm's length from, the business of these companies.

PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors at the date of this annual report, there was a sufficient prescribed public float of the issued shares of the Company under the Listing Rules.

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years, as extracted from the 2006 Financial Statements and adjusted as appropriate, is shown on pages 16 to 17 of this annual report.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 December 2006:

(1) The aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover;

(2) The aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group's major suppliers are as follows:

The largest supplier	11.76%
Five largest suppliers	34.84%

None of the Directors, their associates or any shareholder (which to the knowledge of the Directors) owns more than 5% of the Company's issued share capital, has any interest in the five largest customers or suppliers (not including or a capital nature).

MANAGEMENT CONTRACTS

No substantial contracts concerning the management and administration of the Company were entered into or existed during the year.

AUDITORS

The 2006 Financial Statements have been audited by PwC, who will retire and, being eligible, offer themselves for reappointment at the forthcoming annual general meeting.

On behalf of the Board

Che-woo Lui
Chairman

Hong Kong, 29 March 2007

Report of the Independent Auditors

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

TO THE SHAREHOLDERS OF
K. WAH INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements of K. Wah International Holdings Limited (the "Company") set out on pages 30 to 74, which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated profit and loss statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

RESPONSIBILITY OF THE DIRECTORS FOR THE FINANCIAL STATEMENTS

The Directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

RESPONSIBILITY OF THE AUDITORS

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the judgment of the auditors, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Group and the Company as at 31 December 2006 and of the profit and cash flows of the Group for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 29 March 2007

Consolidated Profit and Loss Statement

For the year ended 31 December 2006

	Note	2006 HK$'000	2005 HK$'000
Turnover	7	**275,956**	289,307
Cost of sales		**(159,761)**	(158,146)
Gross profit		**116,195**	131,161
Other revenue	7	**15,429**	5,298
Other operating income		**119,292**	54,246
Administrative expenses		**(131,047)**	(91,902)
Other operating expenses		**(6,448)**	(65,241)
Change in fair value of investment properties		**957,958**	348,679
Operating profit	8	**1,071,379**	382,241
Finance costs	9	**(71,891)**	(36,689)
Share of profits of jointly controlled entities		**9,275**	47,697
Profit before taxation		**1,008,763**	393,249
Taxation charge	13	**(307,019)**	(142,869)
Profit from continuing operations		**701,744**	250,380
Profit from discontinued operations	6	**–**	3,553,418
Profit for the year		**701,744**	3,803,798
Attributable to:			
Shareholders		**229,703**	3,644,048
Minority interests		**472,041**	159,750
		701,744	3,803,798

	Note	2006 HK$'000	2005 HK$'000
Dividends			
Interim paid		**24,187**	23,771
Proposed final		**60,843**	24,030
		85,030	47,801
Special interim in specie		**–**	1,229,143
	15	**85,030**	1,276,944
		HK cents	HK cents
Earnings per share from continuing operations	16		
Basic		**9.54**	4.10
Diluted		**9.47**	4.06
Earnings per share from discontinued operations	16		
Basic		**N/A**	153.58
Diluted		**N/A**	152.32
Earnings per share from operations	16		
Basic		**9.54**	157.68
Diluted		**9.47**	156.38

Consolidated Balance Sheet

As at 31 December 2006

	Note	2006 HK$'000	2005 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	17	**54,297**	53,974
Investment properties	18	**3,367,669**	2,016,387
Leasehold land and land use rights	19	**69,780**	70,502
Jointly controlled entities	20	**575,502**	577,261
Non-current investments	22	**4,477,084**	2,690,556
Other non-current assets	23	**9,592**	8,277
		8,553,924	5,416,957
Current assets			
Development properties	24	**5,309,940**	4,134,038
Debtors and prepayments	25	**283,504**	134,545
Tax recoverable		**46,590**	3,368
Other investments	26	**—**	39,126
Cash and bank balances	27	**741,060**	255,206
		6,381,094	4,566,283
Total assets		**14,935,018**	9,983,240

	Note	2006 HK$'000	2005 HK$'000
EQUITY			
Share capital	29	**242,995**	237,792
Reserves	31	**7,221,368**	5,078,878
Shareholders' funds		**7,464,363**	5,316,670
Minority interests		**856,817**	355,968
Total equity		**8,321,180**	5,672,638
LIABILITIES			
Non-current liabilities			
Borrowings	32	**1,914,731**	1,567,857
Deferred taxation liabilities	33	**524,085**	210,264
		2,438,816	1,778,121
Current liabilities			
Creditors and accruals	28	**2,967,505**	719,237
Current portion of borrowings	32	**1,196,256**	1,807,880
Tax payable		**11,261**	5,364
		4,175,022	2,532,481
Total liabilities		**6,613,838**	4,310,602
Total equity and liabilities		**14,935,018**	9,983,240

Che-woo Lui
Chairman and Executive Director

Paddy Tang Lui Wai Yu
Executive Director

Company Balance Sheet
As at 31 December 2006

	Note	2006 HK$'000	2005 HK$'000
ASSETS			
Non-current assets			
Subsidiaries	21	**259,561**	259,561
Jointly controlled entities	20	**438,568**	438,568
		698,129	698,129
Current assets			
Loans to subsidiaries	21	**–**	600,000
Amounts due from subsidiaries	21	**2,721,104**	2,448,632
Debtors and prepayments	25	**420**	420
Tax recoverable		**1,435**	1,435
Cash and bank balances	27	**979**	584
		2,723,938	3,051,071
Total assets		**3,422,067**	3,749,200

	Note	2006 HK$'000	2005 HK$'000
EQUITY			
Share capital	29	**242,995**	237,792
Reserves	31	**2,908,430**	2,810,320
Shareholders' funds		**3,151,425**	3,048,112
LIABILITIES			
Non-current liabilities			
Borrowings	32	**150,000**	200,000
Deferred taxation liabilities	33	**1,885**	4,901
		151,885	204,901
Current liabilities			
Creditors and accruals	28	**2,757**	3,187
Current portion of borrowings	32	**116,000**	493,000
		118,757	496,187
Total liabilities		**270,642**	701,088
Total equity and liabilities		**3,422,067**	3,749,200

Che-woo Lui
Chairman and Executive Director

Paddy Tang Lui Wai Yu
Executive Director

Consolidated Cash Flow Statement

For the year ended 31 December 2006

	Note	2006 HK$'000	2005 HK$'000
Cash flows from operating activities			
Cash generated from/(used in) operations	34 (a)	**1,237,616**	(526,452)
Net tax paid		**(47,230)**	(37,035)
Interest paid		**(181,844)**	(96,843)
Net cash from/(used in) operating activities		**1,008,542**	(660,330)
Cash flows from investing activities			
Purchase of property, plant and equipment		**(4,336)**	(5,730)
Purchase of investment properties		**(296,852)**	–
Acquisition of a jointly controlled entity	36 (a)	**–**	(438,568)
Proceeds from sale of property, plant and equipment		**183**	–
Purchase of other investments		**(836)**	–
Proceeds from disposal of other investments		**44,841**	–
Interest received		**14,713**	3,706
Dividends received from listed investments		**716**	1,592
Dividends received from jointly controlled entities		**30,041**	–
Net cash used in investing activities		**(211,530)**	(439,000)
Cash flows from financing activities	34 (b)		
Issue of new shares		**6,650**	17,443
Contribution from minority interests		**969**	–
New long-term bank loans		**1,117,382**	652,889
Repayment of long-term borrowings		**(693,858)**	(458,814)
(Decrease)/increase in short-term bank loans repayable after three months from date of advance		**(654,351)**	668,387
Dividends paid to shareholders		**(16,830)**	(113,630)
Net cash (used in)/from financing activities		**(240,038)**	766,275
Net increase/(decrease) in cash and bank balances		**556,974**	(333,055)
Cash and bank balances at beginning of year		**255,206**	610,354
Changes in exchange rates		**(71,120)**	(22,093)
Cash and bank balances at end of year		**741,060**	255,206

Consolidated Statement of Changes in Equity

For the year ended 31 December 2006

	Share capital HK$'000	Reserves HK$'000	Shareholders' funds HK$'000	Minority interests HK$'000	Total HK$'000
At 31 December 2005	**237,792**	**5,078,878**	**5,316,670**	**355,968**	**5,672,638**
Exchange differences	**–**	**85,306**	**85,306**	**27,839**	**113,145**
Conversion of convertible bonds, net of tax	**3,404**	**50,548**	**53,952**	**–**	**53,952**
Exercise of share options	**456**	**6,194**	**6,650**	**–**	**6,650**
Shares issued as scrip dividends	**1,343**	**(1,343)**	**–**	**–**	**–**
Reserve arising on scrip dividends	**–**	**31,387**	**31,387**	**–**	**31,387**
Fair value of share options	**–**	**2,384**	**2,384**	**–**	**2,384**
Change in fair value of non-current investments	**–**	**1,786,528**	**1,786,528**	**–**	**1,786,528**
Capital contributions from minority interests	**–**	**–**	**–**	**969**	**969**
Profit for the year	**–**	**229,703**	**229,703**	**472,041**	**701,744**
2005 final dividend	**–**	**(24,030)**	**(24,030)**	**–**	**(24,030)**
2006 interim dividend	**–**	**(24,187)**	**(24,187)**	**–**	**(24,187)**
At 31 December 2006	**242,995**	**7,221,368**	**7,464,363**	**856,817**	**8,321,180**
At 31 December 2004	201,564	2,638,891	2,840,455	723,400	3,563,855
Exchange differences	–	37,095	37,095	5,838	42,933
Conversion of convertible bonds, net of tax	33,790	573,413	607,203	–	607,203
Exercise of share options	2,438	15,005	17,443	–	17,443
Fair value of share options	–	2,383	2,383	–	2,383
Change in fair value of non-current investments	–	(489,184)	(489,184)	(777)	(489,961)
Capital contributions from minority interests	–	–	–	1,138,480	1,138,480
Gain on deemed partial disposal of a subsidiary	–	–	–	(577,123)	(577,123)
Deemed disposal of a subsidiary	–	–	–	(1,089,524)	(1,089,524)
Acquisition of a subsidiary	–	–	–	368	368
Profit for the year	–	3,644,048	3,644,048	159,750	3,803,798
2004 final dividend	–	(89,859)	(89,859)	(4,444)	(94,303)
2005 interim dividend	–	(23,771)	(23,771)	–	(23,771)
2005 special interim dividend in specie	–	(1,229,143)	(1,229,143)	–	(1,229,143)
At 31 December 2005	237,792	5,078,878	5,316,670	355,968	5,672,638

1 GENERAL INFORMATION

The principal activities of K. Wah International Holdings Limited (the "Company") and its subsidiaries (together the "Group") are property development and investment in Hong Kong, Singapore and Mainland China.

The Company is a limited liability company incorporated in Bermuda and has its primary listing on the Main Board of The Stock Exchange. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda and its principal place of business in Hong Kong is 29 Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

The financial statements were approved by the Board of Directors on 29 March 2007.

2 BASIS OF PREPARATION

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") under the historical cost convention as modified by the revaluation of investment properties, non-current and other investments, which are carried at fair values.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the accounting policies of the Group. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 below.

In 2006, the Group has applied the new standards, amendments and interpretations issued by the HKICPA that are effective for the accounting periods beginning on or after 1 January 2006. However, the adoption of these new standards does not have any significant effect on the accounting policies or results and financial position of the Group.

The following standards and interpretations to existing standards have not been early adopted by the Group:

Effective for year ending 31 December 2007

- HKFRS 7 — Financial Instruments: Disclosures
- HK(IFRIC) – Int 8 — Scope of HKFRS 2
- HK(IFRIC) – Int 9 — Reassessment of Embedded Derivatives
- HK(IFRIC) – Int 10 — Interim Financial Reporting and Impairment

Effective for year ending 31 December 2009

- HKFRS 8 — Operating Segments

The Group is assessing the impact of these new standards and interpretations but is not yet to be in a position to state whether they would have a significant impact on its results of operations and financial position.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements, which have been consistently applied to all the years presented, are set out below.

3.1 Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December and the share of post acquisition results and reserves of its jointly controlled entities attributable to the Group.

Results attributable to subsidiaries and jointly controlled entities acquired or disposed of during the year are included in the consolidated profit and loss statement from the date of acquisition or to the date of disposal as applicable.

The profit or loss on disposal of subsidiaries and jointly controlled entities is calculated by reference to the share of net assets at the date of disposal including the attributable amount of goodwill not yet written off.

3.2 Subsidiaries

Subsidiaries are companies in which the Group has the power to exercise control governing the financial and operating policies of the company, generally accompanying a direct or indirect shareholding of more than half of the voting power, or holds more than half of the issued equity capital. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the share of the identifiable net assets acquired by the Group is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the consolidated profit and loss statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the balance sheet of the Company, investments in subsidiaries are carried at cost less impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend income.

3.3 Minority interests

Minority interests represent the interest of outside shareholders in the operating results and net assets of subsidiaries.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.3 Minority interests (Continued)

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated profit and loss statement. Purchases of equity interests from minority interests result in goodwill which is the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary being acquired.

3.4 Jointly controlled entities

A jointly controlled entity is a joint venture in respect of which a contractual arrangement is established between the participating venturers and whereby the Group together with the other venturer undertake an economic activity which is subject to joint control and none of the venturers has unilateral control over the economic activity.

Jointly controlled entities are accounted for under the equity method whereby the share of results of the Group is included in the consolidated profit and loss statement and the share of net assets of the Group is included in the consolidated balance sheet.

In the balance sheet of the Company, investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividend income.

3.5 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the share of the net identifiable assets of the acquired subsidiary and jointly controlled entity attributable to the Group at the effective date of acquisition and, in respect of an increase in holding in a subsidiary, the excess of the cost of acquisition and the carrying amount of the proportion of the minority interests acquired. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Goodwill on acquisition of subsidiaries is included in intangible assets while goodwill on acquisition of jointly controlled entities is included in investments in jointly controlled entities. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.

If the cost of acquisition is less than the fair value of the net assets acquired or the carrying amount of the proportion of the minority interests acquired, the difference is recognised directly in the consolidated profit and loss statement.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.6 Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the assets. Subsequent costs are included in the carrying amount of the asset or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably. The carrying amount of the replaced asset is derecognised. All other repairs and maintenance costs are expensed in the profit and loss statement during the financial period in which they are incurred.

Buildings on leasehold land and improvements are depreciated over their respective lease periods using the straight-line method. Depreciation of other property, plant and equipment is calculated to write off their costs to their estimated residual values using the straight-line method over their estimated useful lives as follows:

Plant and machinery	9%
Other assets	10 to 25%

The residual values and useful lives of the assets are reviewed and adjusted if appropriate, at each balance sheet date. Where the carrying amount of an asset is greater than its recoverable amount, it is written down immediately to its estimated recoverable amount.

Profit or loss on disposal is determined as the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss statement.

3.7 Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the Group, is classified as investment property. Investment property comprises freehold land, land held under operating leases and buildings held under finance leases. Land held under operating leases is classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at cost, including related transaction costs. After initial recognition, investment property is carried at fair value. Fair value is based on valuations carried out by external valuers. Changes in fair values are recognised in the profit and loss statement. The fair value of investment property reflects, among other things, rental from current leases and assumptions about rental from future leases in the light of current market conditions.

Subsequent expenditure is charged to the carrying amount of the property only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss statement during the financial period in which they are incurred.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.7 Investment properties (Continued)

Property that is being constructed or developed for future use as investment property is classified as properties under development and carried at cost until construction or development is complete, at which time it is reclassified and subsequently accounted for as investment property.

If a property becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this property at the date of transfer is recognised in equity as revaluation of property, plant and equipment. However, if the fair value gives rise to a reversal of a previous impairment loss, this write-back is recognised in the profit and loss statement.

3.8 Impairment of assets

Assets that have an indefinite useful life or have not yet available for use are not subject to amortisation, but are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the fair value of an asset less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.

3.9 Investments

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss (other investments), loans and receivables, and available-for-sale investments. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every balance sheet date.

(a) *Financial assets at fair value through profit or loss (other investments)*

Financial assets at fair value through profit or loss (other investments) are classified as current assets if they are either held for trading or are expected to be realised within twelve months of the balance sheet date. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the profit and loss statement, and subsequently carried at fair value.

(b) *Loans and receivable*

Loans and receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the balance sheet date and are classified as non-current assets. Loans and receivable are carried at amortised cost using the effective interest method.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.9 Investments (Continued)

(c) *Available-for-sale investments*

Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in the balance sheet under non-current investments unless management intends to dispose of the investment within twelve months of the balance sheet date. Available-for-sale investments are initially, recognised at fair value plus transaction cost and subsequently carried at fair value.

Regular purchases and sales of investments are recognised on trade-date, which is the date on which the Group commits to purchase or sell the asset. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Realised and unrealised gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss are included in the profit and loss statement in the financial period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary investments classified as available-for-sale are recognised in equity. When investments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the profit and loss statement as gains or losses from the investments.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted investments), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, refined to reflect the specific circumstances of the issuer.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available-for-sale, a significant or prolonged decline in the fair value of the investment below its cost is considered as an indicator in determining whether the investments are impaired. If any such evidence exists for available-for-sale investments, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in the profit and loss statement is removed from equity and recognised in the profit and loss statement. Impairment losses recognised in the profit and loss statement on equity investments are not reversed through the profit and loss statement.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.10 Development properties

Development properties are included under current assets and comprise leasehold land and land use rights at cost less amortisation, construction costs, an appropriate proportion of overhead expenditure and interest attributable to the development, less provisions for possible losses. Completed properties held for sale are carried at the lower of cost and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

The cost of acquiring land held under operating leases is amortised on a straight-line basis over the lease term. During the course of development or re-development of the property, the amortisation charge is included as part of the costs of the property under development. In all other cases, the amortisation charge is recognised in the profit and loss statement.

3.11 Debtors and prepayments

Debtors and prepayments are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of debtors and prepayments is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivable. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy and default or delinquency in payments are considered indicators that the trade debtor is impaired. The amount of the provision is the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of debtors is reduced through the use of an allowance account and the amount of the provision is recognised in the profit and loss statement within other operating expenses. When a debtor is uncollectible, it is written off against the allowance account for debtors. Subsequent recoveries of amounts previously written off are credited against other operating expenses in the profit and loss statement.

3.12 Cash and cash equivalents

Cash and cash equivalents comprise cash and bank balances, deposits with banks and financial institutions repayable within three months from the date of placement, less bank overdrafts and advances from banks and financial institutions repayable within three months from the date of advance.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.13 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When the Company re-purchases its ordinary shares, the consideration, including any directly attributable incremental costs, net of tax, is deducted from equity attributable to the shareholders and the shares are cancelled.

3.14 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability including fees and commissions to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchange, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the profit and loss statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

3.15 Convertible bonds with equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is determined using a market interest rate for an equivalent non-convertible note. The remainder of the proceeds is allocated to the conversion option as equity component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost, calculated using the effective interest method, until extinguished on conversion or maturity. The equity component is recognised in equity, net of any tax effects.

When the note is converted, the relevant equity component and the carrying amount of the liability component at the time of conversion, are transferred to share capital and share premium for the shares issued. When the note is redeemed, the relevant equity component is transferred to revenue reserve.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.16 Trade creditors

Trade creditors are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

3.17 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. The up-front prepayments made for leasehold land and land use rights are amortised on a straight-line basis over the period of the lease except where the property is classified as an investment property or where there is impairment, the impairment is expensed in the profit and loss statement. The amortisation of leasehold land and land use rights is capitalised as part of the costs of the property when the leasehold land is under development.

3.18 Provisions

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, before any tax effects, that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

3.19 Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.20 Employee benefits

(a) *Employee entitlements, benefits and bonuses*

Contributions to publicly or privately administered defined contribution retirement or pension plans on a mandatory, contractual or voluntary basis are recognised as employee benefit expense in the financial period when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

Provisions for bonus plans due wholly within twelve months after balance sheet date are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(b) *Share-based compensation*

The fair value of the employee services received in exchange for the grant of the options under the equity-settled, share-based compensation plan is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the estimates of the number of options that are expected to become exercisable are revised. The impact of the revision of original estimates, if any, is recognised in the profit and loss statement with a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

3.21 Borrowing costs

Interest and related costs on borrowings directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to complete and prepare for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss statement in the financial period in which they are incurred.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.22 Revenue recognition

Revenue comprises the fair value of the consideration for the sale of properties, goods and services in the ordinary course of the activities of the Group. Revenue is shown, net of value-added tax, business tax, returns, rebates, discounts, allowances for credit and other revenue reducing factors.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and specific criteria for each of the activities have been met. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the activities have been resolved. Estimates are based on historical results, taking into consideration the type of customers, the type of transactions and the specifics of each arrangement.

(a) *Sales of properties*

Sales of properties are recognised when the risk and rewards of the property have been passed to the purchasers.

(b) *Rental income*

Rental income net of any incentives given to the lessee is recognised over the periods of the respective leases on a straight-line basis.

(c) *Sales of goods*

Sales of goods are recognised when the goods are delivered and legal title is transferred to the purchasers.

(d) *Interest income*

Interest income is recognised on a time proportion basis using the effective interest method, taking into account the principal amounts outstanding and the interest rates applicable.

(e) *Dividend income*

Dividend income is recognised when the right to receive payment is certain.

3.23 Foreign currencies

(a) *Functional and presentation currency*

Transactions included in the financial statements of each of the entities in the Group are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statements are presented in Hong Kong dollar, which is the functional and presentation currency of the Company.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.23 Foreign currencies (Continued)

(b) *Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rates ruling at the balance sheet date are recognised in the profit and loss statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary financial assets held at fair value through profit or loss are recognised in the profit and loss statement as part of the fair value gain or loss. Translation differences on non-monetary available-for-sale investments are included in the exchange reserve in equity.

(c) *Group companies*

The results and financial position of all the entities in the Group that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each profit and loss statement are translated at average exchange rates; and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognised in the profit and loss statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

3.24 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. A discontinued segment is separately presented from continuing segments.

3.25 Dividend distribution

Dividend distribution to the shareholders of the Company is recognised as a liability in the financial statements in the period in which the dividend payable becomes legal and constructive obligations of the Company.

4 FINANCIAL RISK MANAGEMENT

4.1 Financial risk factors

The activities of the Group expose it to a variety of financial risks, including credit risk, liquidity risk, cash flow and fair value interest rate risk, foreign exchange risk and price risk. The overall risk management programme of the Group focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

Financial risk management is carried out by the finance department under policies approved by the Board of Directors.

(a) *Credit risk*

The Group has no significant concentration of credit risk with any single counterparty or group of counterparties. The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history.

(b) *Liquidity risk*

Liquidity risk is the risk that the Group is unable to meet its current obligations when they fall due.

The Group measures and monitors its liquidity through the maintenance of prudent ratios regarding to the liquidity structure of the overall assets, liabilities, loans and commitments of the Group.

The Group also maintains a conservative level of liquid assets to ensure the availability of sufficient cash flows to meet any unexpected and material cash requirements in the course of ordinary business. In addition, standby facilities are established to provide contingency liquidity support.

(c) *Cash flow and fair value interest rate risk*

Interest rate is the risk that the position of the Group may be adversely affected by the change in market interest rate.

The interest rate risk arises from long-term borrowings. Borrowings with variable rates expose the Group to cash flow interest rate risk. Borrowings with fixed rates expose the Group to fair value in interest rate risk.

The Group has followed a policy of developing long-term banking facilities to match its long-term investment in Hong Kong and Mainland China. The policy also involves close monitoring of interest rate movements and replacing and entering into new banking facilities when favourable pricing opportunities arise.

(d) *Foreign exchange risk*

The Group has no significant foreign exchange risk since most of the assets and liabilities of the Group are denominated in either Hong Kong dollar or Renminbi ("RMB"). Translation exposure arising on consolidation of the net assets of entities denominated in foreign currencies is accounted for in the exchange reserve.

4 FINANCIAL RISK MANAGEMENT (Continued)

4.1 Financial risk factors (Continued)

(e) *Price risk*

The Group is exposed to equity securities price risk through investments held by the Group classified either as available-for-sale investments or other investments.

4.2 Fair value estimation

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

In assessing the fair value of non-trading securities and other financial assets, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at the balance sheet date.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates.

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year, debtors and prepayments, cash and cash equivalents, creditors and accruals and current borrowings are assumed to approximate their fair values.

5 CRITICAL ACCOUNTING ESTIMATES AND ADJUSTMENTS

Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities are discussed below:

(a) *Fair value of investment properties*

The fair values of investment properties are determined by independent valuers on an open market for existing use basis. In making the judgement, consideration is given to assumptions that are mainly based on market conditions existing at the balance sheet date, expected rental from future leases in the light of current market conditions and appropriate capitalisation rates. These estimates are regularly compared to actual market data and actual transactions entered into by the Group.

(b) *Impairment of assets*

The Group tests at each balance sheet date whether goodwill or assets that have indefinite useful lives have suffered any impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is determined based on value-in-use calculations. These calculations require the use of estimates, such as discount rates, future profitability and growth rates.

5 CRITICAL ACCOUNTING ESTIMATES AND ADJUSTMENTS (Continued)

(c) *Taxation*

The Group is subject to taxation in a number of jurisdictions. Significant judgement is required in determining the provision for taxation in each jurisdiction. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for potential tax exposures based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred taxation provisions in the financial period in which such determination is made.

(d) *Convertible bonds*

The fair value of convertible bonds is estimated by independent professional valuers/Directors based on actual transactions of the financial instruments in the market or transactions of similar financial instruments generally represent the best estimate of the market value.

(e) *Share-based payments*

The fair value of option granted is estimated by independent professional valuers based on the various assumptions on volatility, life of options, dividend paid out rate and annual risk-free interest rate, excluding the impact of any non-market vesting conditions, which generally represent the best estimate of the fair value of the options at the date of granting the options.

6 SEGMENT INFORMATION

The Group is principally engaged in property development and investment in Hong Kong, Mainland China and Singapore. In Japan, the Group carries on trading of plant and machinery. The Group ceased to carry on manufacture, sale and distribution of construction materials following the deemed disposal of Galaxy Entertainment Group Limited ("GEG"), which ceased to be a subsidiary in 2005. There are no other significant identifiable separate businesses. In accordance with the internal financial reporting and operating activities of the Group, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments. Segment assets primarily consist of property, plant and equipment, other non-current assets, properties, debtors and prepayments and mainly exclude other investments, cash and bank balances and tax recoverable. Segment liabilities comprise mainly creditors and accruals. There are no sales or trading transactions between the business segments.

6 SEGMENT INFORMATION (Continued)

(A) Business segments

	Properties HK$'000	Trading HK$'000	Unallocated HK$'000	Total HK$'000
Year ended 31 December 2006				
Turnover	203,075	72,881	–	275,956
Other revenues	–	–	15,429	15,429
Operating profit	998,981	893	71,505	1,071,379
Finance costs				(71,891)
Share of profits of jointly controlled entities				9,275
Profit before taxation				1,008,763
Taxation charge				(307,019)
Profit for the year				701,744
Capital expenditure	(4,269)	(67)	–	(4,336)
Depreciation	(3,061)	(104)	–	(3,165)
Amortisation	(5,877)	–	–	(5,877)
Change in fair value of investment properties	957,958	–	–	957,958
Gain on disposal of other investments	–	–	4,879	4,879
As at 31 December 2006				
Segment assets	9,077,991	15,838	5,265,687	14,359,516
Jointly controlled entities	575,502	–	–	575,502
Total assets				14,935,018
Total liabilities	2,953,352	11,377	3,649,109	6,613,838

	Properties HK$'000	Trading HK$'000	Unallocated HK$'000	Total continuing operations HK$'000	Discontinued operations HK$'000
Year ended 31 December 2005					
Turnover	226,330	62,977	–	289,307	546,158
Other revenues	–	–	5,298	5,298	20,142
Operating profit	360,589	544	21,108	382,241	9,298
Finance costs				(36,689)	(5,998)
Share of profits less losses of					
Jointly controlled entities				47,697	7,945
Associated companies				–	1,492
Profit before taxation				393,249	12,737
Taxation charge				(142,869)	(280)
Profit after taxation				250,380	12,457
Gain on deemed partial disposal				–	3,611,466
Share of losses				–	(70,505)
Profit for the year				250,380	3,553,418
Capital expenditure	(5,607)	(123)	–	(5,730)	(24,465)
Depreciation	(2,242)	(83)	–	(2,325)	(36,440)
Amortisation	(5,812)	–	–	(5,812)	(19,307)
Change in fair value of investment properties	348,679	–	–	348,679	–
Change in fair value of other investments	–	–	(1,204)	(1,204)	81
As at 31 December 2005					
Segment assets	6,387,786	29,428	2,988,765	9,405,979	
Jointly controlled entities	577,261	–	–	577,261	
Total assets				9,983,240	
Total liabilities	697,297	18,712	3,594,593	4,310,602	

6 SEGMENT INFORMATION (Continued)

(B) Geographical segments

	Continuing operations			
	Turnover	Operating profit/(loss)	Capital expenditure	Total assets
	HK$'000	HK$'000	HK$'000	HK$'000
Year ended 31 December 2006				
Hong Kong	10,780	(34,097)	1,049	7,798,305
Mainland China	177,785	1,091,324	3,192	6,933,816
Singapore	14,510	13,234	28	181,831
Japan	72,881	918	67	21,066
	275,956	1,071,379	4,336	14,935,018

	Continuing operations			Discontinued operations			
	Turnover	Operating profit/(loss)	Capital expenditure	Turnover	Operating profit	Capital expenditure	Total assets
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Year ended 31 December 2005							
Hong Kong	129,115	(7,162)	2,060	242,417	5,900	17,886	4,907,515
Mainland China	88,275	386,834	3,525	303,741	3,398	6,579	4,678,348
Singapore	8,940	2,017	22	–	–	–	165,292
Japan	62,977	552	123	–	–	–	32,085
	289,307	382,241	5,730	546,158	9,298	24,465	9,983,240

7 TURNOVER AND OTHER REVENUES

	2006 HK$'000	2005 HK$'000
Turnover		
Sale of properties	**6,263**	126,285
Rental income	**196,812**	100,045
Sale of goods	**72,881**	62,977
	275,956	289,307
Other revenue		
Interest income from banks	**13,547**	2,410
Interest income from mortgage loans	**1,166**	1,296
Dividend income from listed investments	**716**	1,592
	15,429	5,298
Total revenues	**291,385**	294,605

8 OPERATING PROFIT

	2006 HK$'000	2005 HK$'000
Operating profit is stated after crediting:		
Dividend income from listed investments	**716**	1,592
Gain on disposal of other investments	**4,879**	–
Excess of fair value of net assets acquired over cost of acquisition of a jointly controlled entity	**–**	19,991
Net foreign exchange gain	**56,788**	31,914
and after charging:		
Cost of inventories sold	**64,345**	55,360
Depreciation (net of amount capitalised under properties under development of HK$1,410,000 (2005: HK$671,000))	**3,165**	2,325
Amortisation for leasehold land and land use rights (net of amount capitalised under properties under development of HK$29,440,000 (2005: HK$29,842,000))	**5,877**	5,812
Staff costs including Directors' remuneration (a)	**99,789**	94,984
Auditors' remuneration		
Audit services		
Provision for the year	**1,423**	920
Underprovision for prior years	**519**	69
Non-audit services	**517**	1,193
Change in fair value of other investments	**–**	1,204
Loss on disposal of property, plant and equipment	**89**	117
Operating lease rental for land and buildings	**5,648**	852
Outgoing in respect of investment properties		
Direct operating expense of investment properties that generate rental income	**2,992**	2,645
Direct operating expense of investment properties that did not generate rental income	**332**	430

(a) Staff costs include the fair value of share options of HK$2,384,000 (2005: HK$2,383,000).

9 FINANCE COSTS

	2006 HK$'000	2005 HK$'000
Interest expense		
Bank loans, overdrafts and others	**181,485**	95,493
Finance cost of convertible bonds	**2,414**	10,759
Capitalised as cost of properties under development	**(112,008)**	(69,563)
	71,891	36,689

The capitalisation rates applied to funds borrowed generally and used for the development of properties are between 4% and 5% per annum (2005: 2% to 4% per annum).

10 DIRECTORS' REMUNERATION

Name	Directors' fee HK$'000	Salaries, allowances and benefits in kind HK$'000	Discretionary bonuses HK$'000	Pension scheme contributions HK$'000	Share options HK$'000	2006 Total HK$'000	2005 Total HK$'000
Che-woo Lui	100	4,500	308	459	155	**5,521**	5,237
Francis Lui Yiu Tung	80	1,000	164	100	154	**1,498**	3,965
Eddie Hui Ki On	82	2,600	150	12	67	**2,911**	2,083
Lennon Lun Tsan Kau	80	2,220	78	132	77	**2,587**	2,436
William Lo Chi Chung	80	1,647	130	66	61	**1,984**	2,184
Paddy Tang Lui Wai Yu	80	1,569	96	133	107	**1,985**	1,956
Sir David Akers-Jones	80	–	–	–	–	**80**	80
Michael Leung Man Kin	147	275	–	–	46	**468**	726
Alex Wu Shu Chih(*)	2	–	–	–	–	**2**	80
Philip Wong Kin Hang	93	–	–	–	35	**128**	195
Leo Lee Tung Hai	80	–	–	–	58	**138**	138
Robin Chan Yau Hing	80	–	–	–	58	**138**	138
Charles Cheung Wai Bun	181	–	–	–	69	**250**	389
Robert George Nield	161	–	–	–	58	**219**	108
	1,326	13,811	926	901	945	**17,909**	19,715

(*) Deceased

11 FIVE HIGHEST PAY INDIVIDUALS

The five individuals whose emoluments were the highest in the Group for the year include four (2005: four) Directors whose emoluments are reflected in note 10. The emoluments of the remaining one (2005: one) individual is as follows:

	2006 HK$'000	2005 HK$'000
Salaries and other emoluments	**1,731**	2,170
Retirement benefits	**153**	193
Discretionary bonuses	**161**	153
Share options	**80**	80
	2,125	2,596

12 RETIREMENT BENEFIT SCHEMES

The Group operates two defined contribution schemes in Hong Kong which comply with the respective requirements of the Occupational Retirement Schemes Ordinance (ORSO) and Mandatory Provident Fund (MPF) Schemes Ordinance. All the assets under the schemes are held separately from the Group under independently administered funds. Contributions to the MPF Scheme follow the MPF Schemes Ordinance while contributions to the ORSO Scheme are based on a percentage ranging from 5% to 10% (depending upon the length of employment) of the basic salary of the employee, minus the mandatory contributions to the MPF Scheme. The contributions to the ORSO Scheme may be reduced by contributions forfeited in respect of those employees who leave the scheme prior to the full vesting of the contributions of the Group on those employees.

12 RETIREMENT BENEFIT SCHEMES (Continued)

Employees in Mainland China participate in various pension plans organised by the relevant municipal and provincial governments under which the Group is required to make monthly defined contributions to those plans at rates ranging from 20% to 22% of the basic salaries of the employees, depending upon the applicable local regulations. The Group has no other obligations for the payment of pension and other post-retirement benefits to employees other than the above payments.

The retirement benefit schemes cost charged to the profit and loss statement during the year comprises contributions made by the Group to the schemes of HK$4,825,000 (2005: HK$11,420,000), less forfeitures of HK$317,000 (2005: HK$144,000), leaving HK$201,000 (2005: nil) available at the balance sheet date to reduce future contributions.

13 TAXATION CHARGE

	2006 HK$'000	2005 HK$'000
Current taxation		
Hong Kong profits tax	**2,933**	2,867
Overseas taxation	**1,473**	227
Deferred taxation (note 33)	**302,613**	139,775
	307,019	142,869

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the year after setting off available tax losses brought forward. Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

Share of taxation charge of jointly controlled entities for the year ended 31 December 2006 amounting to HK$2,802,000 (2005: HK$17,185,000) was included in the profit and loss statement as share of profits of jointly controlled entities.

The taxation charge on the profit before taxation differs from the theoretical amount that would arise using the applicable taxation rate being the weighted average of rates prevailing in the countries in which the Group operates, as follows:

	2006 HK$'000	2005 HK$'000
Profit before taxation	**1,008,763**	393,249
Share of profits of jointly controlled entities	**(9,275)**	(47,697)
	999,488	345,552
Tax calculated at applicable tax rate	**336,301**	120,184
Income not subject to taxation	**(7,315)**	(9,257)
Expenses not deductible for taxation purposes	**2,215**	18,228
Utilisation of previously unrecognised tax losses	**(33,173)**	(3,909)
Tax loss not recognised	**8,956**	17,291
Over provision in previous years	**35**	332
Taxation charge	**307,019**	142,869

14 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of HK$57,157,000 (2005:HK$1,187,969,000).

15 DIVIDENDS

	2006 HK$'000	2005 HK$'000
Interim scrip dividend with a cash option of 1 HK cent (2005: cash dividend of 1 HK cent) per share	**24,187**	23,771
Proposed final scrip dividend with a cash option of 2.5 HK cents (2005: 1 HK cent) per share (a)	**60,843**	24,030
	85,030	47,801
Special interim dividend in specie (b)	**–**	1,229,143
	85,030	1,276,944
The dividends have been partially settled by cash as follows:		
Interim	**8,074**	23,771
Final	**–**	8,756
	8,074	32,527

(a) The Board of Directors recommended a final scrip dividend with a cash option for 2006 in the amount of 2.5 HK cents (2005: 1 HK cent) per share. This dividend will be accounted for as an appropriation of revenue reserve in the year ending 31 December 2007.

(b) On 14 September 2005, the Board of Directors declared a special interim dividend effected by way of distribution in specie of shares of GEG on the basis of one GEG share for every ten shares of the Company. The dividend in specie was distributed on 4 November 2005.

16 EARNINGS PER SHARE

The calculation of basic and diluted earnings per share for the year is based on the following:

	Continuing operations 2006 HK$'000	Continuing operations 2005 HK$'000	Discontinued operations 2006 HK$'000	Discontinued operations 2005 HK$'000
Profit attributable to shareholders	**229,703**	94,638	**–**	3,549,410
Effect of dilutive potential ordinary shares				
Interest on convertible bonds, net of tax (a)	**1,992**	–	**–**	–
Profit for calculation of diluted earnings per share	**231,695**	94,638	**–**	3,549,410

	Number of shares 2006	Number of shares 2005
Weighted average number of shares for calculating basic earnings per share	**2,407,931,000**	2,311,056,000
Effect of dilutive potential ordinary shares		
Convertible bonds	**30,629,000**	–
Share options	**7,613,000**	19,123,000
Weighted average number of shares for calculating diluted earnings per share	**2,446,173,000**	2,330,179,000

(a) The calculation of the diluted earnings per share for 2005 did not take into account the convertible bonds which were anti-dilutive for that year.

17 PROPERTY, PLANT AND EQUIPMENT

Group

	Buildings HK$'000	Plant and machinery HK$'000	Other assets HK$'000	Total HK$'000
Cost				
At 31 December 2004	83,192	700,383	312,444	1,096,019
Exchange differences	91	–	(91)	–
Additions	98	20,073	9,861	30,032
Transfer from development properties	12,137	–	–	12,137
Disposals	–	(1,929)	(6,150)	(8,079)
Deemed disposal of a subsidiary	(40,394)	(716,027)	(291,573)	(1,047,994)
At 31 December 2005	55,124	2,500	24,491	82,115
Exchange differences	671	100	354	1,125
Additions	–	–	4,336	4,336
Disposals	–	–	(3,539)	(3,539)
At 31 December 2006	**55,795**	**2,600**	**25,642**	**84,037**
Accumulated depreciation				
At 31 December 2004	14,165	396,713	179,086	589,964
Exchange differences	39	–	(87)	(48)
Charge for the year	1,535	23,037	14,864	39,436
Disposals	–	(1,886)	(4,856)	(6,742)
Deemed disposal of a subsidiary	(5,293)	(417,864)	(171,312)	(594,469)
At 31 December 2005	10,446	–	17,695	28,141
Exchange differences	67	4	220	291
Charge for the year	1,162	230	3,183	4,575
Disposals	–	–	(3,267)	(3,267)
At 31 December 2006	**11,675**	**234**	**17,831**	**29,740**
Net book value				
At 31 December 2006	**44,120**	**2,366**	**7,811**	**54,297**
At 31 December 2005	44,678	2,500	6,796	53,974

Buildings with carrying values of HK$42,278,000 (2005: HK$42,881,000) were pledged to secure the banking facilities of the Group. Other assets comprise cruiser, furniture and equipment, leasehold improvements and motor vehicles.

18 INVESTMENT PROPERTIES

Group

	2006 HK$'000	2005 HK$'000
At beginning of year	**2,016,387**	326,798
Exchange differences	**96,472**	(1,849)
Additions	**296,852**	–
Transfer from development properties	–	1,408,259
Deemed disposal of a subsidiary	–	(65,500)
Change in fair value	**957,958**	348,679
At end of year	**3,367,669**	2,016,387

18 INVESTMENT PROPERTIES (Continued)

(a) Investment properties held under medium-term leases in Mainland China amounting to HK$2,822,590,000 were valued at 31 December 2006 on an open market value basis by Savills Valuation and Professional Services Limited, independent professional valuers. Investment properties held under long-term leases in Hong Kong amounting to HK$448,000,000 were valued at 31 December 2006 on an open market value basis by CB Richard Ellis Limited and Savills Valuation and Professional Services Limited, independent professional valuers. Investment properties held under long-term leases in Singapore amounting to HK$97,079,000 were valued at 31 December 2006 on an open market value basis by Chesterton International Property Consultants Pte Ltd., independent professional valuers.

(b) Investment properties with carrying values of HK$3,229,669,000 (2005: HK$2,016,387,000) were pledged to secure the banking facilities of the Group.

(c) The Group had no unprovided contractual obligations for future repairs and maintenance of the investment properties.

19 LEASEHOLD LAND AND LAND USE RIGHTS

Group

	2006	2005
	HK$'000	HK$'000
At beginning of year	**70,502**	257,347
Exchange differences	**34**	–
Transfer from development properties	**–**	879
Deemed disposal of a subsidiary	**–**	(183,971)
Amortisation	**(756)**	(3,753)
At end of year	**69,780**	70,502
Long-term lease in Hong Kong	**67,143**	67,826
Medium-term lease in Mainland China	**2,637**	2,676
	69,780	70,502

The interests in leasehold land and land use rights represent prepaid operating lease payments. Leasehold land and land use rights with carrying values of HK$68,035,000 (2005: HK$68,705,000) were pledged to secure the banking facilities of the Group.

20 JOINTLY CONTROLLED ENTITIES

Group

	2006 HK$'000	2005 HK$'000
At beginning of year	**577,261**	489,739
Acquisition	**–**	458,559
Share of results		
Profit before taxation	**12,077**	73,101
Taxation	**(2,802)**	(17,459)
Share of exchange reserve	**19,007**	9,511
Deemed disposal of a subsidiary	**–**	(256,190)
Dividends	**(30,041)**	(180,000)
At end of year	**575,502**	577,261

The share of the aggregate amounts of the assets, liabilities and results of the jointly controlled entities attributable to the Group is as follows:

	2006 HK$'000	2005 HK$'000
Assets		
Non-current assets	**237,966**	232,955
Current assets	**1,256,942**	1,133,896
Liabilities		
Non-current liabilities	**–**	(117,610)
Current liabilities	**(919,406)**	(671,980)
Net assets	**575,502**	577,261
Income	**18,721**	252,787
Expenses	**(6,644)**	(179,686)
Profit before taxation	**12,077**	73,101
Representing:		
Continuing operations	**12,077**	64,882
Discontinued operations	**–**	8,219
	12,077	73,101

20 JOINTLY CONTROLLED ENTITIES (Continued)

Group (Continued)

Details of jointly controlled entities of the Group are given in note 39(b). The jointly controlled entities do not have any material contingent liabilities as at 31 December 2006.

Company

	2006 **HK$'000**	2005 HK$'000
Unlisted shares, at cost	**438,568**	438,568

21 SUBSIDIARIES

	2006 **HK$'000**	2005 HK$'000
Unlisted shares, at cost less provision	**259,561**	259,561

Details of subsidiaries which, in the opinion of the Directors, materially affect the results or net assets of the Group are given in note 39(a).

The loans receivable were unsecured, carry interest at prevailing market rate and had no fixed terms of repayment. The amounts receivable are unsecured, interest-free and have no fixed terms of repayment.

22 NON-CURRENT INVESTMENTS

Group

	2006 **HK$'000**	2005 HK$'000
Listed equity securities, at fair value	**4,477,084**	2,690,556

The listed securities represent the Group's 18.7% (2005: 18.7%) equity interest in GEG, which is incorporated and listed in Hong Kong. The principal activities of GEG are gaming, sale, manufacture and distribution of construction materials.

23 OTHER NON-CURRENT ASSETS

Group

	2006 **HK$'000**	2005 HK$'000
Mortgage loans	**9,592**	8,277

Mortgage loans are advances to purchasers of development properties of the Group and are secured by second mortgages on the related properties. The current portion of the loans is included under other debtors. The Group has recognised an impairment loss of HK$615,000 (2005: HK$3,039,000) for its second mortgage loans during the year and included in other operating expenses in the profit and loss statement.

24 DEVELOPMENT PROPERTIES

Group

	Completed	Under development	2006	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Leasehold land and land use rights	54,074	1,806,923	**1,860,997**	1,853,980
Development costs	91,939	3,357,004	**3,448,943**	2,280,058
	146,013	5,163,927	**5,309,940**	4,134,038

The leasehold land and land use rights represent prepaid operating lease payments and under the following terms:

	Hong Kong	Mainland China	Singapore	2006	2005
	HK$'000	HK$'000	HK$'000	**HK$'000**	HK$'000
Long-term lease	12,464	970,054	36,222	**1,018,740**	995,165
Medium-term lease	842,257	–	–	**842,257**	858,815
	854,721	970,054	36,222	**1,860,997**	1,853,980

25 DEBTORS AND PREPAYMENTS

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade debtors, net of provision	**12,713**	23,756	**–**	–
Other debtors, net of provision	**70,447**	77,646	**–**	–
Prepayments and deposits	**200,344**	33,143	**420**	420
	283,504	134,545	**420**	420

Trade debtors mainly comprise receivables for sales of goods and rental. Rental from tenants is due and payable in advance. Sales terms of goods vary and are determined with reference to the prevailing marketing conditions.

The debtors and prepayments are denominated in the following currencies:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong dollar	**178,056**	64,167	**420**	420
RMB	**89,196**	40,919	**–**	–
Japanese Yen	**15,505**	29,058	**–**	–
Singapore dollar	**747**	401	**–**	–
	283,504	134,545	**420**	420

25 DEBTORS AND PREPAYMENTS (Continued)

The carrying amounts of the debtors and prepayments approximate to their fair value based on prevailing market interest rate. There is no concentration of credit risk with respect to trade debtors as the Group has a large number of customers.

In 2005, the Group has recognised an impairment loss of HK$20,553,000 for its trade and other debtors and included in other operating expenses in the profit and loss statement.

The aging analysis of the trade debtors of the Group based on the date of the invoices and net of provision for bad and doubtful debts is as follows:

	2006 **HK$'000**	2005 HK$'000
Within one month	**5,923**	14,566
Two to three months	**2,492**	3,137
Four to six months	**2**	987
Over six months	**4,296**	5,066
	12,713	23,756

26 OTHER INVESTMENTS

Group

	2006 **HK$'000**	2005 HK$'000
Listed equity securities in Hong Kong, at market value	**–**	39,126

27 CASH AND BANK BALANCES

	Group		**Company**	
	2006 **HK$'000**	2005 HK$'000	**2006** **HK$'000**	2005 HK$'000
Cash at bank and in hand	**156,419**	203,268	**979**	584
Short-term bank deposits	**584,641**	51,938	**–**	–
	741,060	255,206	**979**	584

The effective interest rate on short-term bank deposits was 3% (2005: 3%) and these deposits have an average maturity of 23 days (2005: 54 days).

The cash and bank balances include HK$534,995,000 (2005: HK$25,074,000) which have been pledged or assigned for specific purposes under certain conditions.

The cash and bank balances are denominated in the following currencies:

	Group		**Company**	
	2006 **HK$'000**	2005 HK$'000	**2006** **HK$'000**	2005 HK$'000
Hong Kong dollar	**403,796**	95,971	**979**	584
RMB	**329,208**	151,062	**–**	–
Others	**8,056**	8,173	**–**	–
	741,060	255,206	**979**	584

28 CREDITORS AND ACCRUALS

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade creditors	**160,331**	210,515	**–**	–
Other creditors	**18,993**	29,944	**1,507**	1,763
Amounts due to jointly controlled entities	**76,507**	69,007	**–**	–
Amounts due to minority shareholders	**107,026**	208,341	**–**	–
Accrued operating expenses	**17,586**	24,833	**1,250**	1,424
Advanced proceeds on sale of properties	**2,521,869**	114,660	**–**	–
Deposits received	**65,193**	61,937	**–**	–
	2,967,505	719,237	**2,757**	3,187

Amounts due to jointly controlled entities are unsecured, interest free and have no fixed terms of repayments.

Amounts due to minority shareholders are unsecured, carry interest at prevailing market rates and have no fixed terms of repayments.

The creditors and accruals are denominated in the following currencies:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong dollar	**1,493,916**	153,848	**2,757**	3,187
RMB	**1,459,103**	544,094	**–**	–
Japanese Yen	**11,377**	18,712	**–**	–
Singapore dollar	**3,109**	2,583	**–**	–
	2,967,505	719,237	**2,757**	3,187

The carrying amounts of the creditors and accruals approximate to their fair value based on prevailing market interest rate.

The aging analysis of the trade creditors of the Group based on the dates of the invoices is as follows:

	2006	2005
	HK$'000	HK$'000
Within one month	**157,736**	209,998
Two to three months	**2,376**	517
Four to six months	**77**	–
Over six months	**142**	–
	160,331	210,515

29 SHARE CAPITAL

	2006 Ordinary Shares of HK$0.10 each	2006 HK$'000	2005 Ordinary Shares of HK$0.10 each	2005 HK$'000
Authorised:				
At beginning and end of year	**5,000,000,000**	**500,000**	5,000,000,000	500,000
Issued and fully paid:				
At beginning of year	**2,377,921,049**	**237,792**	2,015,644,738	201,564
Share options exercised (a)	**4,553,000**	**456**	24,383,000	2,438
Conversion of convertible bonds (b)	**34,042,547**	**3,404**	337,893,311	33,790
Issued as scrip dividends	**13,430,906**	**1,343**	–	–
At end of year	**2,429,947,502**	**242,995**	2,377,921,049	237,792

(a) During the year, share options to subscribe for 4,553,000 (2005: 24,383,000) shares were exercised, of which HK$456,000 (2005: HK$2,438,000) was credited to share capital and HK$6,819,000 (2005: HK$15,005,000) to the share premium account and HK$625,000 was debited to share option reserve.

(b) During the year, convertible bonds with face value of HK$64,000,000 (2005: HK$760,260,000) were converted into 34,042,547 (2005: 337,893,311) ordinary shares of the Company, of which HK$3,404,000 (2005: HK$33,790,000) was credited to share capital and the balance to the share premium account.

30 SHARE OPTION SCHEME

The Company operates a share option scheme under which options to subscribe for ordinary shares in the Company may be granted to Directors, senior executives or employees of the Company or its affiliates and other qualifying grantees. Options are granted at a price equal to the average closing prices of the shares for the five business days immediately preceding the date of grant. Consideration to be paid on each grant of option is HK$1.00. The vesting period is one year. The period within which the shares must be taken up under an option is determined by the Board from time to time, except that such period shall not expire more than 10 years from the date of grant of the option.

Movements in the number of share options outstanding and their related weighted average exercise prices during the year are as follows:

	2006 Average exercise price HK$	2006 Number of share options	2005 Average exercise price HK$	2005 Number of share options
At beginning of year	**1.7865**	**23,477,000**	0.7524	27,831,000
Granted	**N/A**	**–**	1.9060	20,729,000
Exercised	**1.4604**	**(4,553,000)**	0.7154	(24,383,000)
Lapsed	**1.9060**	**(310,000)**	1.5210	(700,000)
At end of year	**1.8643**	**18,614,000**	1.7865	23,477,000
Vested at end of year	**1.8643**	**18,614,000**	1.0423	3,248,000

The weighted average share price at the date of exercise for share options exercised during the year was HK$2.451 (2005: HK$2.1403).

30 SHARE OPTION SCHEME (Continued)

The options outstanding at 31 December 2006 have exercise prices ranging from HK$0.36 to HK$1.906 (2005: HK$0.36 to HK$1.906) with weighted average remaining contractual life of 4.84 years (2005: 6.04 years).

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Exercise period	Exercise price per share HK$	Number of share options 2006	2005
Directors			
1 March 2004 to 28 February 2013	0.7200	**150,000**	150,000
22 October 2006 to 21 October 2011	1.9060	**7,700,000**	8,200,000
Employees and others			
20 May 1999 to 19 May 2008	0.5586	**33,000**	33,000
30 December 2000 to 29 December 2009	0.3600	**150,000**	300,000
1 March 2004 to 28 February 2013	0.7200	**272,000**	765,000
30 December 2003 to 29 December 2013	1.3000	**–**	2,000,000
22 October 2006 to 21 October 2011	1.9060	**10,309,000**	12,029,000
		18,614,000	23,477,000

During the year, no new options were granted.

The fair value of options granted in 2005, as determined by using the Black-Scholes valuation model, was HK$4.8 million. The significant inputs into the model were share price of HK$1.78 at the valuation date, exercise price at the date of granting the options, expected volatility of 25%, expected life of options of 2.5 years, expected dividend paid out rate of 3% and annual risk-free interest rate of 4.075%. The volatility measured at the standard deviation of expected share price returns was based on statistical analysis of daily share prices over the last 260 trading days.

31 RESERVES

(a) Group

	Share premium HK$'000	Share option reserve HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Convertible bonds reserve HK$'000	Investment reserve HK$'000	Property revaluation reserve HK$'000	Exchange reserve HK$'000	Revenue reserve HK$'000	Total HK$'000
As 31 December 2005	1,567,992	2,383	99,089	13	482	23,109	(488,155)	–	40,368	3,833,597	5,078,878
Exchange differences	–	–	–	–	–	–	–	–	85,306	–	85,306
Conversion of convertible bonds, net of tax	64,769	–	–	–	–	(14,221)	–	–	–	–	50,548
Exercise of share options	6,819	(625)	–	–	–	–	–	–	–	–	6,194
Shares issued as scrip dividends	(1,343)	–	–	–	–	–	–	–	–	–	(1,343)
Reserve arising on scrip dividends	–	–	–	–	–	–	–	–	–	31,387	31,387
Fair value of share options	–	2,384	–	–	–	–	–	–	–	–	2,384
Change of fair value of non-current investments	–	–	–	–	–	–	1,786,528	–	–	–	1,786,528
Profit for the year	–	–	–	–	–	–	–	–	–	229,703	229,703
2005 final dividend	–	–	–	–	–	–	–	–	–	(24,030)	(24,030)
2006 interim dividend	–	–	–	–	–	–	–	–	–	(24,187)	(24,187)
At 31 December 2006	**1,638,237**	**4,142**	**99,089**	**13**	**482**	**8,888**	**1,298,373**	**–**	**125,674**	**4,046,470**	**7,221,368**
Retained by:											
Company and subsidiaries	1,638,237	4,142	99,089	13	482	8,888	1,298,373	–	97,156	3,950,913	7,097,293
Jointly controlled entities	–	–	–	–	–	–	–	–	28,518	95,557	124,075
	1,638,237	4,142	99,089	13	482	8,888	1,298,373	–	125,674	4,046,470	7,221,368
At 31 December 2004	810,646	–	99,089	13	34,188	192,037	–	10,254	5,760	1,486,904	2,638,891
Exchange differences	–	–	–	–	–	–	–	–	37,095	–	37,095
Conversion of convertible bonds, net of tax	742,341	–	–	–	–	(168,928)	–	–	–	–	573,413
Exercise of share options	15,005	–	–	–	–	–	–	–	–	–	15,005
Fair value of share options	–	2,383	–	–	–	–	–	–	–	–	2,383
Change of fair value of non-current investments	–	–	–	–	–	–	(489,184)	–	–	–	(489,184)
Realised on disposal of properties	–	–	–	–	–	–	–	(10,254)	–	10,254	–
Deemed disposal of a subsidiary	–	–	–	–	(33,706)	–	1,029	–	(2,487)	35,164	–
Profit for the year	–	–	–	–	–	–	–	–	–	3,644,048	3,644,048
2004 final dividend	–	–	–	–	–	–	–	–	–	(89,859)	(89,859)
2005 interim dividend	–	–	–	–	–	–	–	–	–	(23,771)	(23,771)
2005 special interim dividend in specie	–	–	–	–	–	–	–	–	–	(1,229,143)	(1,229,143)
At 31 December 2005	1,567,992	2,383	99,089	13	482	23,109	(488,155)	–	40,368	3,833,597	5,078,878
Retained by:											
Company and subsidiaries	1,567,992	2,383	99,089	13	482	23,109	(488,155)	–	30,857	3,745,724	4,981,494
Jointly controlled entities	–	–	–	–	–	–	–	–	9,511	87,873	97,384
	1,567,992	2,383	99,089	13	482	23,109	(488,155)	–	40,368	3,833,597	5,078,878

31 RESERVES (Continued)

(b) Company

	Share premium HK$'000	Share option reserve HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Convertible bonds reserve HK$'000	Revenue reserve HK$'000	Total HK$'000
As 31 December 2005	1,567,992	2,383	213,560	13	23,109	1,003,263	2,810,320
Conversion of convertible bonds, net of tax	64,769	–	–	–	(14,221)	–	50,548
Exercise of share options	6,819	(625)	–	–	–	–	6,194
Shares issued as scrip dividends	(1,343)	–	–	–	–	–	(1,343)
Reserve arising on scrip dividends	–	–	–	–	–	31,387	31,387
Fair value of share options	–	2,384	–	–	–	–	2,384
Profit for the year	–	–	–	–	–	57,157	57,157
2005 final dividend	–	–	–	–	–	(24,030)	(24,030)
2006 interim dividend	–	–	–	–	–	(24,187)	(24,187)
At 31 December 2006	1,638,237	4,142	213,560	13	8,888	1,043,590	2,908,430
At 31 December 2004	810,646	–	213,560	13	192,037	969,260	2,185,516
Conversion of convertible bonds, net of tax	742,341	–	–	–	(168,928)	–	573,413
Exercise of share options	15,005	–	–	–	–	–	15,005
Fair value of share options	–	2,383	–	–	–	–	2,383
Profit for the year	–	–	–	–	–	1,187,969	1,187,969
2004 final dividend	–	–	–	–	–	(89,858)	(89,858)
2005 interim dividend	–	–	–	–	–	(23,771)	(23,771)
2005 special interim dividend in specie	–	–	–	–	–	(1,040,337)	(1,040,337)
At 31 December 2005	1,567,992	2,383	213,560	13	23,109	1,003,263	2,810,320

The distributable reserves of the Company at 31 December 2006, under the Companies Act 1981 of Bermuda (as amended), amounted to HK$1,257,150,000 (2005: HK$1,216,823,000).

32 BORROWINGS

	Group 2006 HK$'000	Group 2005 HK$'000	Company 2006 HK$'000	Company 2005 HK$'000
Long-term bank loans (a)				
Secured	**2,185,046**	2,212,055	**–**	–
Unsecured	**843,021**	279,798	**250,000**	225,000
	3,028,067	2,491,853	**250,000**	225,000
Convertible bonds (c)	**32,773**	81,122	**–**	–
Loans from minority shareholders (d)	**–**	98,242	**–**	–
	3,060,840	2,671,217	**250,000**	225,000
Short-term bank loans (a)				
Secured	**–**	10,000	**–**	–
Unsecured	**50,147**	694,520	**16,000**	468,000
	3,110,987	3,375,737	**266,000**	693,000
Current portion included in current liabilities	**(1,196,256)**	(1,807,880)	**(116,000)**	(493,000)
	1,914,731	1,567,857	**150,000**	200,000

32 BORROWINGS (Continued)

The long-term bank loans are repayable within the following periods:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**1,146,109**	1,103,360	**100,000**	25,000
Between one to two years	**558,844**	384,886	**150,000**	200,000
Between two to five years	**1,323,114**	1,003,607	**–**	–
	3,028,067	2,491,853	**250,000**	225,000

(a) The carrying amounts of the long-term and short-term bank loans approximate to their fair value based on prevailing market interest rate. The effective interest rate at the balance sheet date was approximately 4.6% (2005: 4%).

(b) The borrowings are denominated in the following currencies:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong dollar	**2,643,677**	2,991,239	**266,000**	693,000
RMB	**286,255**	142,979	**–**	–
Others	**181,055**	241,519	**–**	–
	3,110,987	3,375,737	**266,000**	693,000

(c) In March 2004, the Group issued an aggregate amount of HK$864,260,000 0.5% guaranteed convertible bonds due in March 2009. The bonds are listed on the Luxembourg Stock Exchange and are convertible into shares of the Company on or after 23 April 2004 up to their maturity by 8 March 2009. The initial conversion price was HK$2.25 per share, which was adjusted to HK$1.88 per share in November 2005 due to the payment of the special interim dividend (by way of distribution in specie). The bonds are redeemable at 91.49% of their principal amount on 23 March 2009 according to relevant terms and conditions of the bonds.

During the year, face value of convertible bonds amounted to HK$64,000,000 (2005: HK$760,260,000) have been converted into 34,042,547 (2005: 337,893,311) ordinary shares of the Company and the outstanding convertible bonds amounting to HK$40,000,000 (2005: HK$104,000,000) were carried at amortised cost.

The fair value of the liability component of the convertible bonds at 31 December 2006 amounted to HK$32 million (2005: HK$78 million). The fair value is calculated using the cash flows discounted at a rate based on the borrowing rate of 6.5% (2005: 7%). Interest expense on the bonds is calculated using the effective interest method by applying the effective interest rate of 5.5% to the liability component.

(d) The carrying amounts of the loans from minority shareholders approximate to their fair values based on prevailing market interest rates. The effective interest rate of the loans was approximately 5.76%.

33 DEFERRED TAXATION LIABILITIES

Group

	Tax losses HK$'000	Other provisions HK$'000	Deferred tax assets HK$'000	Accelerated depreciation allowance HK$'000	Fair value gains HK$'000	Convertible bonds HK$'000	Others HK$'000	Deferred tax liabilities HK$'000	Total HK$'000
At 31 December 2004	(25,579)	(3,099)	(28,678)	40,181	–	40,735	66,872	147,788	119,110
Exchange differences	–	(55)	(55)	–	–	–	1,152	1,152	1,097
Conversion of convertible bonds	–	–	–	–	–	(35,834)	–	(35,834)	(35,834)
Deemed disposal of a subsidiary	25,579	–	25,579	(39,463)	–	–	–	(39,463)	(13,884)
Charged to profit and loss statement	–	2,042	2,042	–	125,341	–	12,392	137,733	139,775
At 31 December 2005	–	(1,112)	(1,112)	718	125,341	4,901	80,416	211,376	210,264
Exchange differences	–	(44)	(44)	566	11,122	–	2,590	14,268	14,224
Conversion of convertible bonds	–	–	–	–	–	(3,016)	–	(3,016)	(3,016)
Charged to profit and loss statement	(20,977)	(923)	(21,900)	27,854	305,424	–	(8,765)	324,513	302,613
At 31 December 2006	**(20,977)**	**(2,079)**	**(23,056)**	**29,128**	**441,887**	**1,885**	**74,241**	**547,141**	**524,085**

Deferred taxation assets and liabilities are offset when there is a legally enforceable right to offset taxation assets against taxation liabilities and when the deferred taxes relate to the same fiscal authority. The above liabilities shown in the consolidated balance sheet are determined after appropriate offsetting of the relevant amounts.

Except the tax losses, all the other deferred taxation assets and liabilities are expected to be recovered/settled after twelve months.

Deferred taxation assets of HK$57,260,000 (2005: HK$93,985,000) arising from unused tax losses and other temporary differences totalling HK$302,785,000 (2005: HK$429,783,000) have not been recognised in the financial statements. Unused tax losses of HK$275,218,000 (2005: HK$308,664,000) have no expiry date and the balance will expire at various dates up to and including 2011.

Company

	2006 HK$'000	2005 HK$'000
Convertible bonds		
At beginning of year	**4,901**	40,735
Conversion of convertible bonds	**(3,016)**	(35,834)
At end of year	**1,885**	4,901

34 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to cash generated from/(used in) operations

	2006 HK$'000	2005 HK$'000
Operating profit	**1,071,379**	382,241
Depreciation	**3,165**	2,325
Amortisation of leasehold land and land use rights	**5,877**	5,812
Profit on disposal of other investments	**(4,879)**	–
Change in fair value of other investments	**–**	1,204
Change in fair value of investment properties	**(957,958)**	(348,679)
Interest income	**(14,713)**	(3,706)
Dividend income	**(716)**	(1,592)
Loss on sale of property, plant and equipment	**89**	117
Impairment of trade and other debtors	**–**	20,553
Provision for mortgage loans receivable	**615**	3,039
Share options expenses	**2,384**	2,383
Excess of fair value of net assets acquired over the cost of acquisition of a jointly controlled entity	**–**	(19,991)
Operating profit before working capital changes	**105,243**	43,706
Increase in development properties	**(970,483)**	(781,635)
Increase in debtors and prepayments	**(148,946)**	(15,878)
(Increase)/decrease in mortgage loans receivable	**(1,943)**	6,735
Increase in creditors and accruals	**2,253,745**	220,620
Cash generated from/(used in) operations	**1,237,616**	(526,452)

(b) Analysis of changes in financing

	Share capital and share premium HK$'000	Minority interests HK$'000	Loans HK$'000	Total HK$'000
At 31 December 2004	1,012,210	723,400	3,617,766	5,353,376
Change in exchange rates	–	5,838	226	6,064
Conversion of convertible bonds	776,131	–	(783,138)	(7,007)
Share of profits of minority interests	–	159,750	–	159,750
Deemed disposal of a subsidiary	–	(1,667,056)	(388,370)	(2,055,426)
Cash flows from financing activities	17,443	1,134,036	929,253	2,080,732
At 31 December 2005	1,805,784	355,968	3,375,737	5,537,489
Change in exchange rates	–	27,839	14,426	42,265
Transfer from share option reserve	625	–	–	625
Conversion of convertible bonds	68,173	–	(48,349)	19,824
Share of profits of minority interests	–	472,041	–	472,041
Cash flows from financing activities	6,650	969	(230,827)	(223,208)
At 31 December 2006	**1,881,232**	**856,817**	**3,110,987**	**5,849,036**

35 COMMITMENTS

Group

(a) Contracted but not provided for

	2006 HK$'000	2005 HK$'000
Commitments in respect of property developments	**903,543**	1,655,263

(b) Operating lease commitments

The future aggregate minimum lease rental expense in respect of land and buildings under non-cancellable operating leases is payable in the following periods:

	2006 HK$'000	2005 HK$'000
Within one year	**1,317**	2,388

(c) Operating lease rental receivables

The future aggregate minimum lease rental income in respect of land and buildings under non-cancellable operating leases is receivable in the following periods:

	2006 HK$'000	2005 HK$'000
Within one year	**198,741**	170,697
Between one to five years	**202,789**	303,353
After five years	**715**	618
	402,245	474,668

36 BUSINESS COMBINATIONS

(a) Acquisition of a jointly controlled entity

	Carrying amount of acquiree HK$'000	Fair value HK$'000
Non-current assets	183,074	209,183
Current assets	515,772	949,224
	698,846	1,158,407
Non-current liabilities	–	(2,721)
Current liabilities	(319,684)	(697,127)
	(319,684)	(699,848)
Net assets	379,162	458,559
Cash consideration		438,568
Negative goodwill		19,991

In April 2005, the Group acquired 41.5% equity interest in Shanghai Baoland Co., Ltd., established in Mainland China and principally engaged in property development and investment in Shanghai.

36 BUSINESS COMBINATIONS (Continued)

(b) Disposal of subsidiaries

	2005 HK$'000
Net assets disposed	
Property, plant and equipment	453,525
Leasehold land and land use rights	183,971
Investment properties	65,500
Jointly controlled entities	256,190
Associated companies	20,143
Available-for-sale investments	92,054
Goodwill	16,617
Other non-current assets	240,108
Inventories	94,047
Debtors and prepayments	762,202
Tax recoverable	1,145
Other investments	69,534
Bank balances	1,280,363
Borrowings	(140,970)
Deferred taxation liabilities	(13,884)
Provisions	(191,561)
Creditors and accruals	(407,237)
Current portion of borrowings	(247,400)
Taxation payable	(806)
Minority interests	(1,666,647)
Net assets	866,894
Transfer to associated companies	4,478,360
Gain on deemed partial disposal	3,611,466

The above represented the deemed disposal of GEG.

(c) Disposal of associated companies

	2005 HK$'000
At beginning of year	18,650
Share of results	
Loss before taxation	(68,830)
Taxation	(183)
Deemed disposal of a subsidiary	(20,143)
Transfer from deemed disposal of a subsidiary (note 36(b))	4,478,360
Dividend in specie (note 15)	(1,229,143)
Transfer to non-current investments	(3,178,711)
At end of year	—

37 GUARANTEES

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries amounting to HK$4,556,608,000 (2005: HK$3,571,683,000) of which HK$2,030,336,000 (2005: HK$2,078,682,000) have been utilised.

The Company has executed guarantees in favour of convertible bondholders in respect of the convertible bonds issued by a subsidiary. The outstanding amount of such convertible bonds was HK$40,000,000 (2005: HK$104,000,000) at the end of the year.

The Company has executed a guarantee in favour of the HKSAR Government in respect of the performance obligation of an investee company under a contract with the HKSAR Government.

38 RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions between the Group and related parties, in addition to those disclosed elsewhere in the financial statements which in the opinion of the Directors, were carried out in the normal course of business during the year:

(a) On 22 July 2002, Brighten Lion Limited, formerly a 66% owned subsidiary, *granted a guaranteed unsecured revolving loan facility of HK$330 million to* Great Place Developments Limited, a wholly-owned subsidiary. The facility carries interest at the rate of 2.38% per annum over three-month HIBOR, with a maturity of three years and an option to extend the maturity for further one or two years. The maximum loan outstanding and interest paid during the year were HK$120 million and HK$3.37 million respectively (2005: nil).

(b) Key management personnel comprise Executive Directors of the Company and their emoluments are set out as follows:

	2006	2005
	HK$000	HK$000
Fee	**502**	754
Salaries and other emoluments	**13,536**	14,421
Discretionary bonuses	**926**	941
Retirement benefits	**901**	1,125
Share options	**621**	620
	16,486	17,861

(c) Rental income from an investee company amounted to HK$2,015,020 (2005: HK$1,172,000) based on the terms of rental agreement between the parties.

39 PRINCIPAL SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES

(a) Subsidiaries

Name of company	Principal place of operation	Issued share capital: Number of ordinary shares	Issued share capital: Par value per share	Effective percentage of equity held by the Group	Principal activities
Directly held by the Company incorporated in the British Virgin Islands					
			US$		
Sutimar Enterprises Limited	Hong Kong	100	1	100	Investment holding
Indirectly held by the Company Incorporated in Hong Kong					
			HK$		
Bright City Development Limited	Hong Kong	2	1	100	Property development
Chely Well Limited	Hong Kong	1,000	1	65	Investment holding
Chinapex Company Limited	Singapore	1,000	10	100	Property investment and development
China Win Enterprise Limited	Hong Kong	5,000,000	1	100	Investment holding
Colour Day International Limited	Hong Kong	2	1	100	Investment holding
Full Wealth Limited	Hong Kong	2	1	100	Property development
Grand Spark Limited	Hong Kong	1	1	100	Property development and investment
Greenwell Investments Limited	Guangzhou	2	1	100	Investment holding and property development
Goldstar Power Limited	Hong Kong	1	1	100	Investment holding
Hero Plaza Limited	Hong Kong	2	1	100	Property development
Kingrand Limited	Hong Kong	2	1	100	Property investment
K. Wah Management Services Limited	Hong Kong	100	100	100	Provision of management services
K. Wah Properties Investment Limited	Hong Kong	1,000	10	100	Investment holding
K. Wah Stones (Holdings) Limited	Hong Kong	439,463,724	0.2	100	Investment holding
Lucky Way Investment Limited	Hong Kong	2	1	100	Property development
Minter Limited	Hong Kong	2	1	100	Investment holding
			HK$		
Netrich Limited	Hong Kong	2	1	100	Property development
New Fine Limited	Hong Kong	1	1	100	Property development
Orient Profit Limited	Hong Kong	1	1	100	Property development
Origin World Limited	Hong Kong	2	1	100	Property investment
Perfect Development Limited	Hong Kong	2	1	100	Property development
Polynice Limited	Hong Kong	2	1	100	Provision of finance
Union Profits Limited	Hong Kong	2	1	100	Property development
Victory Way Limited	Hong Kong	9,901,000	1	99.9	Investment holding
Wealthy Vision Limited	Hong Kong	1	1	100	Investment holding
Incorporated in Japan					
			Yen		
Asahi Kohatsu Corporation	Japan	240	50,000	75	Trading
Incorporated in the British Virgin Islands					
			US$		
All Smart Profits Limited	Hong Kong	10	1	100	Investment holding
Amazing Enterprises Limited	Hong Kong	10	1	100	Investment holding
Bestfull Profits Limited	Hong Kong	10	1	100	Investment holding
Cyber Point Assets Limited	Hong Kong	10	1	100	Investment holding
Great Place Developments Limited	Hong Kong	10	1	100	Investment holding
K. Wah International Finance Limited	Hong Kong	10	1	100	Provision of finance
Lehame Properties Limited	Hong Kong	10	1	100	Investment holding
Ontrack Developments Limited	Hong Kong	10	1	100	Investment holding
Ragon Properties Limited	Hong Kong	10	1	100	Investment holding
Repton Developments Limited	Hong Kong	10	1	100	Investment holding
Select Vantage Profits Limited	Hong Kong	10	1	100	Investment holding
Top Ridge Management Limited	Singapore	10	1	100	Property investment

39 PRINCIPAL SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES (Continued)

(a) Subsidiaries (Continued)

Name of company	Principal place of operation	Registered capital	Effective percentage of equity held by the Group	Principal activities
Incorporated in Mainland China				
Wholly-owned foreign enterprise				
廣州市嘉華花都置業有限公司	Guangzhou	HK$93,600,000	100	Property development
K. Wah (China) Investment Co., Ltd.	Shanghai	US$30,000,000	100	Investment holding
Shanghai Guoguang Real Estate Development Co., Ltd.	Shanghai	US$31,000,000	100	Property development
Cooperative joint venture				
廣州嘉城房地產開發有限公司	Guangzhou	HK$200,000,000	99.9	Property development
Shanghai Jia Zhao Real Estate Development Co., Ltd.	Shanghai	US$24,000,000	100	Property development
廣州市越華房地產發展有限公司	Guangzhou	HK$187,000,000	100	Property development
廣州市錦泰置房地產開發有限公司	Guangzhou	US$10,000,000	100	Property development
Equity joint venture				
Shanghai Jia Hui Da Real Estate Development Co., Ltd.	Shanghai	US$53,000,000	36	Property development and investment
Shanghai Jia Gang Cheng Real Estate Development Co., Ltd.	Shanghai	US$13,000,000	95	Property development
Shanghai Jiashen Real Estate Development Co., Ltd.	Shanghai	US$38,000,000	99	Property development

(b) Jointly Controlled Entities

Name of company	Principal place of operation	Issued share capital: Number of ordinary shares	Issued share capital: Par value per share	Effective percentage of equity held by the Group	Principal activities
Incorporated in Hong Kong			HK$		
Anglers' Bay Property Management Company Limited	Hong Kong	2	1	50	Property management
Golden Famous International Limited	Hong Kong	2	1	25	Property development
Prime Force Limited	Hong Kong	2	1	50	Property development
Top Falcon Limited	Hong Kong	2	1	50	Provision of finance
Incorporated in Mainland China			Registered capital		
Shanghai Baoland Co., Ltd.	Shanghai		RMB717,674,797	41.5	Property development

Schedule of the Group's Significant Properties

	Type of Property	Gross Floor Area (Approx.) sq. metres	Group's Interest %	Lease Term	Stage of Completion	Estimated Completion Date
INVESTMENT AND OTHER PROPERTIES						
Singapore						
San Centre, 171 to 187 Chin Swee Road, Singapore *(Note)*	Office	5,747	100	2068	Completed	Existing
Hong Kong						
K. Wah Centre, 28th, 29th and 30th Floors, 191 Java Road, North Point	Office	2,926	100	2106	Completed	Existing
Skyline Commercial Centre, 71, 73, 75 & 77 Wing Lok Street, Sheung Wan	Office/ Commercial	3,894	100	2841	Completed	Existing
Mainland China						
Shanghai K. Wah Center, Lot No. 26, Street No. 6, Huaihai Zhong Road, Xuhui District, Shanghai	Office	72,000	35.75	2047	Completed	Existing
Parkview Place / Parkview Centre, 148 Dongfeng Road West, Guangzhou City (Phase 1)	Commercial	3,527	100	2033	Completed	Existing

Note: Floor area of 1,964 sq. metres of San Centre is held for sale.

	Type of Property	Gross Floor Area (Approx.) sq. metres	Group's Interest %	Lease Term	Stage of Completion	Estimated Completion Date
DEVELOPMENT PROPERTIES						
Hong Kong						
Kingsfield Centre, 18-20 Shell Street, North Point	Office	1,873	100	2069	Completed	Existing
Anglers' Bay, 18A Castle Peak Road, Tsing Lung Tau	Residential	492	50	2050	Completed	Existing
The Great Hill, No.8 Tung Lo Wan Hill Road, Sha Tin	Residential	24,227	100	2054	Construction	2007
No.6 Shiu Fai Terrace, Hong Kong	Residential	2,293	100	2070	Planning	2009 and beyond
Tai Po Town Lot No.188 at Pak Shek Kok, Reclamation Phase 1, Site C, Tai Po, New Territories (acquired after the year-end date)	Residential	69,657[*]	25	2047	Planning and Construction to start in 2007	On or before 30/9/2012
Mainland China						
Songbolang Cun, Dongjing Cun, Xinhua Zhen, Hua Dou City, Guangdong	Mix Use	1,147,000	100	2034 to 2068	Planning	2009 and beyond
花都置業地塊 新華鎮清布村迎賓大道北	Residential/ Commercial/ Office	323,000	100	2039 to 2069	Construction	2009 and beyond
Lot A&B, No. 68 Jianguo Xi Road, Xuhui District, Shanghai	Residential	140,000	100	2065	Construction	2009 and beyond
Plot Phase III of Yanjiazhai, Jingan District, Shanghai	Residential	100,000	99	2072	Construction	2009 and beyond
Lot No. 701 Guangzhong Road, Zhabei District, Shanghai	Residential	380,000	100	2073	Construction	2007 (Phase 1)

[*] According to Agreement and Conditions of Sale in respect of Tai Po Town Lot No.188.

跨越・創新領域

Building Blocks for the Future


香港
Hong Kong





THE GREAT HILL 嘉御山

沙田南半山　複式大宅

Located in the mid-levels of Shatin, The Great Hill comprises 8 detached houses and 114 residential apartments

嘉華國際位於沙田南半山的重點項目——嘉御山，提供八間獨立屋與114個特色單位





The Great Hill is elegantly styled to reflect KWIH's commitment in quality
嘉御山的尊貴顯赫承自嘉華國際對品質的追求

A 15-feet ceiling stands for luxury while superb design spells superiority
十五呎高樓底盡現氣派；精緻設計彰顯品味





The sky-high lobby showcases exquisite uniqueness
住宅大堂氣勢磅礡，突顯非凡地位

J SENSES, the shopping arcade of J Residence, will be a chic hotspot and a cuisine hub that redefines the meaning of quality living
嘉薈軒商場J SENSES乃時尚熱點及潮流美食集中地，
為優質生活賦予嶄新定義




J RESIDENCE
60 Johnston Road
嘉薈軒
J Residence, a boutique residential project in Wan Chai, will offer 381 units of superb designs and a sweeping view of the city and the Victoria Harbour
位於灣仔的精品豪宅項目嘉薈軒提供381個特色單位，壯闊的城市及維港海景盡收眼底



Type :	Luxury residential project
Location :	6 Shiu Fai Terrace, Mid-Levels East
GFA :	68,000 sq.ft. (under application)
Total Site Area :	18,959 sq.ft.
Year of completion :	2009 and beyond

類型：	豪宅項目
地點：	東半山肇輝臺6號
可建樓面面積：	68,000平方呎（待批）
地盤面積：	18,959平方呎
落成日期：	2009年及之後

6 Shiu Fai Terrace
肇輝臺6號

Type :	Luxury residential project
Location :	Tai Po Town Lot No. 188
GFA :	749,788 sq.ft.
Total Site Area :	214,225 sq.ft.
Jointly developed by :	K. Wah International Holdings Limited
	Nan Fung Development Limited
	Sino Land Company Limited
	USI Holdings Limited

類型：	豪宅項目
地點：	大埔市地段第188號
可建樓面面積：	749,788平方呎
地盤面積：	214,225平方呎
合作伙伴：	嘉華國際集團有限公司
	南豐發展有限公司
	信和置業有限公司
	富聯國際集團有限公司



Pak Shek Kok Reclamation Phase 1, Site C, Tai Po

大埔白石角填海工程第一期地盤C


东 淮海中路
E. Central Huaihai Rd


上海
Shanghai



Shanghai K. Wah Centre, a Grade-A office tower, is 100% leased to predominantly renowned corporations
上海嘉華中心為甲級寫字樓，出租率達100%，租戶為國際知名企業

Shanghai K. Wah Centre
上海嘉華中心






嘉华中心
K WAH

Shanghai K. Wah Centre is equipped with an advanced security management system
上海嘉華中心配備先進的保安系統

On the bustling Huaihai Zhong Road, Shanghai K. Wah Centre is a landmark of the city
上海嘉華中心位處熱鬧繁華的淮海中路，並為市中心地標







Modelled after the Westwood district in Los Angeles, Shanghai Westwood gives a sense of green lifestyle to the community
慧芝湖花園的規劃以洛杉磯Westwood區為藍本，四周注入綠化生活的元素

Shanghai Westwood is in the Da Ning International Community, a major transportation hub in the city
慧芝湖花園位處上海市主要交通樞紐——大寧國際社區




SHANGHAI
WESTWOOD
慧芝湖花园
Shanghai Westwood is a large-scale residential project tailored to meet the needs
of those pursing quality living
慧芝湖花園是專為追求優質家居生活人士而建設的大型住宅項目



Jianguo Xi Road Project 上海徐匯區建國西路項目

Xuhui District, Shanghai





Yanjiazhai Project
上海靜安區嚴家宅項目
Jingan District, Shanghai




JV Projects with
Shanghai Baosteel
與上海寶鋼合資項目

Baoland East Garden
寶地東花園

Baoland Green Garden City
寶地綠洲城


Baoland East Garden
寶地東花園
Shanghai Westwood
慧芝湖花園
Shanghai Jingan District Project
上海靜安區項目
Shanghai K. Wah Centre
上海嘉華中心
Shanghai Xuhui District Project
上海徐匯區項目
Zhabei District
閘北區
Hongkou District
虹口區
Potuo District
普陀區
Central Business District
市中心商業區
Huangpu River 黃浦江
Inner Ring Road 內環路
Huangpu District
黃浦區
Changning District
長寧區
Luwan District
盧灣區
Pudong New District
浦東新區
Nanhui District
南匯區

Location of KWIH properties in Shanghai

嘉華國際上海物業分佈圖




廣州
Guangzhou



Guangzhou Huadu Airport CBD Project

廣州花都機場新華鎮迎賓大道項目


Qingyuan City
清遠市區
Timian Town
梯面鎮
No. 106 Express Way
106國道
Guangzhou Huadu
Airport CBD Project
廣州花都機場CBD項目
Shishan Town
獅山鎮
Furong Town
芙蓉鎮
Huashan Town
花山鎮
Huadong Town
花東鎮
Huaqiao Town
花僑鎮
Beixing Town
北興鎮
Taiping Town
太平鎮
Huadu District Centre
花都區市中心
Chini Town
赤坭鎮
Xinhua Town
新華鎮
Yayao Town
雅瑤鎮
Huadu Auto City
花都區汽車城
Tanbu Town
炭步鎮
New Baiyun
International Airport
新白雲國際機場
Zhongluotan Town
鐘落潭鎮
Renhe Town
人和鎮
Jianggao Town
江高鎮
Plot of
Dongjing Project
東鏡項目地塊
Baiyun District
白雲區

Location of KWIH projects in Huadu District, Guangzhou

嘉華國際廣州花都區項目分佈圖


澳門
Macau

KWIH's strategic 18.7% stake in Galaxy Entertainment Group Limited provides an investment gateway for shareholders to share the success of Macau.

嘉華國際透過持有銀河娛樂集團有限公司18.7%權益，為股東投資於澳門市場提供一個理想渠道。

Cotai Mega Resort

路氹城大型娛樂渡假中心



我的選擇

StarWorld Hotel, the flagship of Galaxy Entertainment Group Limited, has international superstar Tony Leung as its spokesperson.

銀河娛樂集團有限公司旗艦項目星際酒店邀得國際巨星梁朝偉擔任代言人。


2006
大事紀要與主要獎項
Major Events
and Awards
嘉薈軒十天速銷95%
Mar, May & Jul
Questar Awards
8 Jun
14 Sep
International ARC Awards
團有限公司
Unsecured Revolving Credit / Term Loan
Signing Ceremony
6 Sep
9 Oct
Jul to Sep

March, May & July

KWIH residential projects in Hong Kong and Mainland China achieved record sales at HK$4 billion

嘉華國際在香港及中國內地住宅項目創下40億港元銷售紀錄

8 June

K. Wah Group's corporate video won the Silver Award (Corporate Marketing) in the 17th Questar Awards in New York, USA

嘉華集團企業影片榮獲美國紐約第17屆國際「Questar Awards」企業推廣銀獎

July to September

Shanghai Westwood won prestigious prizes including National Prestigious Property 2006, Gold Award in the Most Popular Shanghai Property 2006 and Shanghai Top 10 Property 2006

上海慧芝湖花園榮獲2006中國房地產名盤、2006上海最受歡迎樓盤綜合金獎及2006上海市十大名盤等

6 September

KWIH signed a HK$1.8 billion syndicated loan with a consortium of 14 international and local banks, signifying strong confidence of investors and bankers in the Group

嘉華國際與14家國際及本地銀行簽署18億港元銀團貸款，反映投資界及銀行界對集團的信心

14 September

KWIH Annual Report 2005 won the Bronze Award in the Overall Annual Report: Real Estate Development/Service category of the 20th ARC Awards competition in New York, USA

嘉華國際2005年報榮獲美國紐約第20屆「ARC Awards」國際年報比賽房地產發展/ 服務組別銅獎

9 October

Dr. Che-woo Lui, Chairman of KWIH, was conferred the Doctor of Business Administration degree honoris causa by The Hong Kong Polytechnic University in recognition of his contribution to education

嘉華國際主席呂志和博士獲香港理工大學頒授榮譽工商管理學博士學位，表彰他熱心教育


StarWorld Hotel
19 Oct
Asia Pacific
Interior Design Awards
第十四屆亞太區室
staron
17 Nov
presents
utstanding
nterprises
8 Jan 2007
1-Mar 2007
13 Mar 2007

19 October

StarWorld Hotel, the flagship project of KWIH's 18.7% owned Galaxy Entertainment Group Limited, officially opened in Macau with international superstar Tony Leung being the spokesperson

嘉華國際持股18.7%之銀河娛樂集團有限公司的澳門旗艦項目—星際酒店，正式開業，並邀得國際巨星梁朝偉任代言人

17 November

The show flat of J Residence, with "wine" as its theme, won the honour award in the 14th Asia Pacific Interior Design Awards, recognizing its sophisticated layout and splendid decoration

以「沉醉」為主題的嘉薈軒示範單位，以其精巧佈局及華麗陳設，奪得第14屆亞太室內設計大獎的示範單位組別優異獎

8 January 2007

K. Wah is the only property developer in Hong Kong to make it into the list of 50 High-Flyer Outstanding Enterprises in 2006 of *Hong Kong Business* magazine

嘉華榮獲著名商業雜誌《香港商業》選為2006年50間傑出企業之一，為唯一獲此殊榮的香港物業發展公司

1 March 2007

KWIH acquired Hang Hin Mansion at 6 Shiu Fai Terrace at Mid-Levels East, adding a premium site to its land bank

嘉華國際成功統一港島東半山肇輝台六號業權，令其土地儲備再增市區優質地皮

13 March 2007

KWIH together with several major developers acquired harbourfront Pak Shek Kok Reclamation Phase 1, Site C, Tai Po

嘉華國際聯同數個主要發展商投得大埔白石角填海工程第一期C地盤臨海地皮


K.WAH GROUP UIAA CLIMBING WORLD CUP JING'AN,
开 式
弘扬嘉华精神
支持体育事业
嘉樂會
K.Wah Club
1
2
3
4

企業公民責任
Corporate Social Responsibilities

社區服務
Community Services

KWIH is committed to serving the community, and fulfilling its social responsibilities as a corporate citizen. In 2006, the Group continued to initiate and support a broad range of community programmes, voluntary services and philanthropic activities in Hong Kong and Mainland China. These initiatives ranged from poverty and disaster relief, sponsorship on education, academic research and sports events to charitable programmes for the needy and the community at large. The Group is also an avid supporter of environmental protection critical to sustainable development of the community. The Group encourages its staff to participate in various environmental awareness activities.

嘉華國際秉承關心社會的信念及使命，積極履行良好企業公民責任。在二零零六年，集團的員工及其家庭成員在管理層積極推動及帶領下，繼續積極在香港及中國內地致力推動及參與各類義務工作及社會公益活動，包括援助不幸的一群、資助教育、學術研究和體育活動，同時大力支持惠及有需要人士及社稷的慈善活動。此外， 集團堅信保育環境可達致社區的可持續發展，為了提高員工的環保意識，集團鼎力支持員工參與多項環保活動。



呂志和酒店及旅遊資源中心
命名典禮暨專題講座
Che-woo Lui Hotel and Tourism Resource Centre
Naming Ceremony cum Special Lecture
09.10.2006
5
6
蓝天下的至爱
—2007年新年万人上街慈善募捐活动
7
8

1. Title sponsor of "2006 K. Wah Group UIAA Climbing World Cup, Jingan, Shanghai"
   冠名贊助「2006上海靜安‧嘉華世界盃攀岩賽」

2. Donation of RMB1.2 million by Dr. Che-woo Lui to Shaliyuan Primary School in Shaoguan to improve teaching facilities
   呂志和博士捐款120萬元人民幣予韶關市沙梨園呂志和小學，改善教學設施

3-4. Visit to the Shanghai Children's Home on International Children's Day
   於六一兒童節探訪上海兒童福利院

5. Donation of HK$14 million by Dr. Che-woo Lui to The School of Hotel and Tourism Management of The Hong Kong Polytechnic University in support of teaching and academic research. Dr. Lui also shared his experiences and philosophy with students and scholars
   呂志和博士捐贈1,400萬港元予香港理工大學酒店及旅遊業管理學院以支持教研工作，並與師生分享其經驗與人生哲學

6. Participation in the "Love under the Blue Sky" campaign, a charity initiative organized by the Zhabei branch of the Shanghai Charity Foundation
   支持由上海市慈善基金會閘北區分會主辦的「藍天下的至愛」慈善籌款活動

7. Support of the tree-planting activity for environmental protection in Huadu District, Guangzhou
   支持廣州花都區植樹活動，為綠化環境盡一分力

8. Support of the annual blood donation campaign in Shanghai
   響應上海市每年組織的公民義務捐血運動

員工活動 Staff Activities



K. WAH SOCIAL CLUB
嘉 華 天 地
KWSC
K. WAH SOCIAL CLUB
嘉 華 天 地
KWSC

The Group also walks the talk of caring for staff. Different types of activities promoting work-life balance and staff cohesion were organized in Hong Kong and Mainland China by staff-managed social and recreation clubs. These activities also helped to enhance team spirit, cross-divisional-and-regional communication, as well as mutual understanding and cooperation among staff.

集團亦積極實踐對員工的關懷及照顧，由員工管理的社交及康樂組織在香港及中國內地舉辦了一連串工餘活動，以鼓勵員工保持身心平衡及提升凝聚力，從而提高團隊精神、跨業務領域和地域的溝通，以及員工之間的互相了解和合作。

1. K. Wah Social Club naming and logo design competition was organized to encourage staff creativity
   「嘉華天地」命名及會徽設計比賽，讓員工發揮創意
2. Sports and recreational activities were organized to promote work-life balance and team spirit
   舉辦各項康體活動及興趣班，鼓勵員工保持身心平衡，同時提升團隊精神
3. Outing on Lantau Island
   暢遊大嶼山
4. Annual dinner serves to promote staff relations
   舉行週年晚宴，讓員工歡聚聯誼

投資者關係 Investor Relations



1. Eddie Hui, Managing Director (Acting) of KWIH, presented the financial results of the Company
   嘉華國際董事總經理（署理）許淇安簡介公司2006年度業績

2. Analysts were invited to visit the show flats of The Great Hill (left) and J Residence (right), both signature luxurious projects of the Company
   分析員參觀公司重點豪宅項目嘉御山（左）及嘉薈軒（右）示範單位

3. Regular conferences and company visits were organized to keep investors abreast of the Company's latest development
   透過不同渠道與投資界保持適時及定期的溝通，包括投資簡報、會議及參觀活動等

跨越・創新領域

Building Blocks for the Future

目錄

企業使命

本公司秉承以客為本及追求卓越之精神，不斷透過研究、設計及具競爭力的價格，恪守不屈不撓、群策群力及具遠見之經營理念，為客戶提供優質產品及服務，並為股東帶來理想投資回報。

公司簡介

嘉華國際集團有限公司（香港上市股份代號0173）於1987*年在香港上市，多年以來在上海、廣州和香港發展多項高質素物業，並在中國內地、香港和東南亞投資多項出租物業。嘉華國際於2005年正式進駐澳門，持有銀河娛樂集團有限公司（香港上市股份代號0027）18.7%權益。本集團透過持有銀河娛樂集團權益，涉足這個全球發展最神速的娛樂休閒城市，為股東投資於發展蓬勃的澳門市場提供一個理想渠道。

優質發展商品牌

嘉華國際的產品揉合建築設計、質素、功能與頂尖設備於一身，為現代生活注入新概念。本集團秉承一貫堅持物超所值、不斷創新的理念，為客戶提供最優質的產品。嘉華國際所發展的物業以精品路線為主。集團的成就獲得國際性評級機構認同。

擁有龐大而低成本的土地儲備

早於90年代初，嘉華國際已率先拓展中國內地房地產業務，成為最早進軍中國內地市場的香港企業。本集團更早著先機，在上海和廣州累積大量低成本的優質土地，為本集團日後在這些龍頭城市發展奠下穩固基礎。嘉華國際將繼續以發展中國內地房地產為其主要業務增長來源。

* *前身嘉華石菜（集團）有限公司於1987年上市。*

主席報告

各位股東：
本公司作為建基香港的知名企業「嘉華集團」的地產業務旗艦，在過去一年，無論是在股東應佔溢利、物業銷售及資產價值均錄得理想的增長。

今天，中國大中華區之經濟發展無論在環球經貿及金融市場等各方面的影響力已無庸置疑。二零零六年，中國內地繼續保持穩健而強勁的經濟增長，國內生產總值高達10.5%。人民消費能力大大提高，對於高素質住房、休閒與商務旅遊的需求有增無減。中國宏觀經濟基調向好，充份印證嘉華國際多年來以香港為基地、面向大中華區的市場策略乃正確部署。

邁向綜合性地產發展

值得一提的是，順應區域社會經濟的新趨勢，本公司已經從過去主力發展住宅和商廈為主的基礎上，邁向酒店、服務式住宅、商場等綜合性發展領域，此多元化的方針有助本公司在未來物業發展及投資項目上的比重更加平衡，長遠有利於嘉華國際的持續發展。

上海、廣州酒店／住宅項目正式啟動

過去一年，本公司在中國內地多個項目之工程進度均有所突破。隨著大型住宅項目慧芝湖花園第二期工程正式啟動，位於上海黃金地段徐匯區和靜安區的兩個高級住宅項目——建國西路住宅兼服務式酒店項目和烏魯木齊路住宅項目，亦已相繼動工。此外，位於廣州新華鎮的酒店／寫字樓項目也在去年十二月順利展開，建築工程正積極進行。母公司嘉華集團擁有超過三十年酒店營運與投資經驗，無論在管理與專才方面都能與各個成員公司發揮資源共享的優勢，未來必能為這些新開發的項目提供強而有力的支持。

至於已全部租出的六星級寫字樓上海嘉華中心，受惠於優越的地理位置，以及外資及國內公司對甲級寫字樓強勁需求的帶動下，不論是物業增值或租金回報均為本公司帶來理想的收益。

與此同時，為了增加土地儲備及開拓更多投資機會，本公司在中國內地其他省市洽商優質地皮及策略夥伴，並繼續與寶鋼集團合作發展，進一步拓展本公司於中國內地的業務。

宏調有利市場健康發展

本公司管理層亦密切留意國內宏觀調控或其他政策對當地房地產市場的影響。儘管宏調在短期內會帶來一些不明朗因素，但長遠而言，這些舉措將會對整個國家經濟的生態環境帶來更健康、更規範化的發展。我認為這次的市場整固，對於有規模、有實力及擁有優秀管治制度的企業來說，亦相對更加有利。嘉華國際累積了二十多年中國內地投資與營運經驗以及具規模的業務網絡，我深信本公司必能適時以審慎而進取的態度應付未來的挑戰。

香港：推出時尚商場J SENSES

另一方面，香港在過去三年的整體經濟表現令人鼓舞，本地生產總值每年平均增長7.6%。本公司對於香港樓市的前景，尤其是豪宅市場更是非常樂觀。旗下兩個豪宅項目——沙田嘉御山和灣仔莊士敦道嘉薈軒，由於準確掌握市場定位，在年度內均取得突出的銷售成績；其中，精品豪宅嘉薈軒更是在推出市場兩週內近乎售罄。附設於嘉薈軒的時尚商場J SENSES已開始進行招租，並預計今年第三季落成。此外，本

公司亦於今年三月聯同信和置業、南豐集團及富聯國際組成策略性夥伴，成功投得地段優越的大埔吐露港白石角臨海地皮，攜手合作發展超級豪宅項目。

強化企業品牌

嘉華地產去年憑著旗下多個優質住宅項目先後獲得香港「Business Superbrands」及「2006 High-Flyer 傑出企業」榮譽，優質品牌形象深受市場認同。整體市道向好，同業競爭亦日趨激烈，本公司管理層意識到企業品牌必須迎合時代趨勢而作出相應改變，更是維持長期競爭力的重要元素。然而，重建企業品牌的精神並不限於表面，而是從內發乎於外的一個重要進程。

激發企業文化思維

正因如此，管理層已積極從本公司內部著手，制訂品牌優化策略與措施，致力將品牌效應提升到企業與社會責任層面，當中包括：企業文化與核心價值觀、企業管治、人力資源、資訊科技、員工培訓、市場宣傳及投資者與社區關係。事實上，管理層希望能藉此更新的過程，從上至下，激發整個企業團隊進行思維上的自我優化，時刻保持奮發向上的衝勁，為本公司創造新的增長動力。

推動企業社會責任

除此之外，積極履行企業公民責任、支持社會及經濟可持續發展，也是嘉華國際極為重視的一環，並希望透過不同類型的社區活動，鼓勵員工回饋社會。本公司深信無論管理層或員工都應責無旁貸，克盡良好公民的責任，本人衷心認為工作與生活應取得平衡，亦喜見更多嘉華員工在工餘參與義務工作及社會服務。

二零零七年為本公司在香港上市的二十週年，本人謹藉此機會，對董事會全體成員、管理團隊及全體員工對本公司的業務發展和突破作出的努力、幹勁和承擔，致以深厚謝忱。

主席

呂志和博士

二零零七年三月二十九日



企業管治報告書

本節為本公司第二年度之企業管治常規報告。

董事會

本集團以本公司主席領導的董事會為首。董事會在主席領導及監管下，制定本公司策略及推行董事會決策，並監察管理層的工作表現。

主席與董事總經理

呂志和博士為本公司之主席，許淇安先生現任為董事總經理（署理）。主席與董事總經理的職務劃分明確。主席負責領導並監督董事會。董事總經理領導管理層，並專責本公司之日常營運。

董事會組成

董事會現由十二位董事委員會組成，其中五名為執行董事（包括主席）及七名非執行董事。非執行董事中有五名為獨立非執行董事（「獨立非執行董事」），當中一位獨立非執行董事具備會計專業資格。董事會認為上述所有五名獨立非執行董事均符合上市規則第3.13條有關獨立性的指引。本公司已在公佈及寄予各股東的通函內界定各獨立非執行董事的身份。董事之個人資料載於本年報第20至21頁。

董事會常規

於二零零六年，董事會共召開了四次會議。每季董事會會議之日期於年初訂定。

董事於每次會議均積極參與審閱本公司業務之進程。提案在會議中投票議決。季度會議之間，有關日常運作之事宜則經由通告傳達各董事考慮及批准，並附上由公司秘書提供之相關資料或由管理層提供之簡報。

會議及資訊

公司秘書於會議舉行前三天向董事傳閱會議議程及相關資料（並加插特別事項如董事有所要求）。公司秘書偕同公司合資格會計師出席董事會會議，以協助會議進程。

所有董事均可向高級管理層要求提供資料，以便他們對需要商討之事宜作出決定。在公司秘書的協助下，主席確保有關董事會需商討之事宜皆適當地向董事扼要陳述，並盡速提供相關資料及檔案。各董事可獲公司提供獨立專業意見諮詢服務。公司秘書定期向董事提供最新的管治與監管規條發展資訊。審核和薪酬委員會亦可要求本公司提供獨立專業意見服務。外聘核數師（羅兵咸永道）出席所有審核委員會會議及董事會會議，以核實全年及中期業績。

董事會成員可以索取公司秘書保存的所有董事會會議記錄和任何相關會議文件。會議記錄記載了董事會所商討之事宜及董事在會議上表達之意見。會議記錄之草稿及最終版本均會送呈各董事分別提出意見及存案。

二零零六年度董事出席董事會會議及本公司其他會議之情況如下：

董事名稱	會議次數 董事會會議 （共4次）	審核委員會 （共3次）	薪酬委員會 （1次）	股東週年大會 （1次）
執行董事				
呂志和（主席）[1]	3/4	不適用	不適用	1/1
呂耀東[2]	2/4	不適用	不適用	1/1
許淇安（董事總經理（署理））[3]	4/4	不適用	1/1	1/1
倫贊球（副董事總經理）	4/4	不適用	不適用	1/1
羅志聰[4]	4/4	不適用	不適用	1/1
鄧呂慧瑜[5]	4/4	不適用	不適用	1/1
非執行董事				
梁文建	4/4	3/3	不適用	1/1
黃乾亨	3/4	不適用	不適用	0/1
獨立非執行董事				
鍾逸傑爵士	3/4	不適用	不適用	1/1
李東海	3/4	不適用	不適用	1/1
陳有慶	4/4	不適用	不適用	0/1
張惠彬	4/4	3/3	1/1	1/1
廖樂柏	1/4	3/3	1/1	1/1
共計	**43/52**	**9/9**	**3/3**	**11/13**
平均出席率	**83%**	**100%**	**100%**	**85%**

1 為呂耀東先生及鄧呂慧瑜女士之父親。

2 呂耀東先生於二零零六年九月十四日辭任董事總經理之職。為鄧呂慧瑜女士之胞弟。

3 於二零零六年九月十四日獲委任為董事總經理（署理）。

4 於二零零七年一月一日辭任執行董事及執行董事會成員。

5 為呂志和博士之女兒，並為呂耀東先生之胞姊。

二零零六年沒有發生任何董事或主要股東利益衝突事宜。若該等利益衝突事宜發生，所有程序將依據上市規則附錄十四第A.1.8守則條文之精神及要求來處理。

董事會權力轉授

在清晰訂定指引下，董事會轄下設立執行董事會（「執行董事會」），其成員包括所有執行董事。執行董事會監察董事會訂定策略之執行進度、監控本集團之投資及交易表現、資金及融資需求，以及檢討管理層之表現。董事會保留其對年度預算及賬目之權限、股息、股本、衍生交易、關連交易、一切需由股東批准的交易，以及若干超出預定限額的財務、收購、出售及經營業務等事宜之最終決策權。

在授予權力範圍下，執行董事會定期召開會議，以專責委員會形式管理運作。執行董事會透過主席或董事總經理（倘若主席不在港）向董事會滙報。執行董事會在董事總經理的領導下，將日常行政營運工作分派予其成員，委派他們負責特定的任務。

董事之委任、膺選連任及撤職

所有非執行董事之委任均為三年，並須接受本公司於股東週年大會中之輪值膺選連任安排。

除主席和董事總經理外，每位董事均須輪值退任及重選，每年有三份之一的董事會成員退任及重選。

根據公司細則及企業管治常規，倫贊球先生及鄧呂慧瑜女士（均為執行董事），以及陳有慶博士（獨立非執行董事）將於本公司應屆股東週年大會上輪值退任。他們可膺選連任執行董事及獨立非執行董事，所有建議膺選連任之董事概無與本公司訂

立服務合約或須給予逾一年之通知或代通知金賠償，方可終止服務合約等安排（法定賠償除外）。陳有慶博士自一九九九年起任職獨立非執行董事，董事會認為陳博士不斷為董事會引進相關經驗和學識，並對本公司之事務保持獨立意見。本公司亦正修訂其公司細則，以配合上市規則之變更，尤其是有關股東以普通決議來撤換董事之權益。

董事會在主席領導下經常檢討董事會的繼任及提名政策，確保董事會具備均衡的專業知識、技能及經驗，以配合本集團的業務及長期發展。選拔和推薦候選人的準則包括彼等在特定範疇所具備的經驗和技能，以及對本集團業務及活動的瞭解與熟悉程度。

董事職責

本公司為新委任董事制定了一套全面的任職須知。此外，公司秘書亦定期知會董事有關監管局對上市公司之最新指引及操守要求。本集團就董事及高級職員因職務可能面對的法律訴訟進行適當投保。

非執行董事（包括五位獨立非執行董事）均為前高級政府官員或資深專業人士／實業家，不但擴展了董事會的知識與經驗，更透過參與董事會會議（出席率百分之八十三）及審核委員會與薪酬委員會之會議（出席率百分之一百），為本集團策略、業績、風險及人事等事項上提供獨立的判斷及作出貢獻。大部分非執行董事出席了二零零六年股東週年大會。

證券交易標準守則

董事會已採納一套符合上市規則附錄十的守則作為董事及其關連人士買賣本公司證券的交易守則（「標準守則」）。各董事確認全年一直遵守標準守則。此外，本公司就若干僱員買賣本公司證券已採納不比標準守則寬鬆的書面指引。

除董事報告書所披露的持續關連交易外，年內或於結算日，概無董事在與本公司或其任何附屬公司訂立的重大合約中直接或間接擁有實質權益。

董事及高級管理層薪酬

薪酬委員會的角色及功能已刊載於本公司之網站的職權範圍內。本公司之薪酬委員會由三名成員組成，詳情載於第7頁列表中，其中兩名為獨立非執行董事。許淇安先生出任薪酬委員會主席，公司秘書為委員會之秘書。

依據薪酬委員會的職權範圍：

- 二零零七年一月十八日，薪酬委員會根據本集團之整體董事及員工薪酬政策審議及通過批准有關執行董事之二零零六年年終花紅；及
- 於二零零七年三月二十日之會議，透過參照同類型公司之市場薪酬水平釐訂各執行董事（為本公司之高級管理層成員）之二零零六年年度薪酬待遇，並通過批准個別執行董事之二零零七年年度薪酬待遇。

董事會接納由薪酬委員會建議之董事薪酬待遇，並將於二零零七年股東週年大會上呈交薪酬委員會建議之董事袍金予股東批准。

董事沒有參與釐訂其本身的薪酬水平。

有關本集團於二零零六年財政年度之董事薪酬待遇及集團五位最高薪人士之詳情，分別刊載於二零零六年財務報表附註10及11內。

問責

董事會規管本集團之事務。董事須依據有關法律及上市規則的要求公佈財務資料，並對該財務資料之完整性負責。此職責適用於年度報表及中期報告，其他涉及股價敏感資料的通告及根據上市規則規定須披露之本公司其他財務資料。董事對財務報告之職責聲明需與羅兵咸永道配合，但有別於第29頁，羅兵咸永道公佈之職責聲明。

管理層就本集團之業務向董事提供相關資料，使之可於董事會中評定財務資料及其他事宜。

本集團已採納按持續經營之基準編制其財務報表。

內部監控

董事會負責維持及檢討本集團之內部監控系統的有效性。

本公司有清晰的組織架構、明確的職責、匯報基制及運作部門年度經費的權限與監管。內部監控與危機處理之範圍包括財務、運作及推行政策等各方面。而監控程序主要是確定危機，並加以處理。

內部審核部現僱有三位具專業資格的員工。此部門為董事會保證內部監控制度的有效性，並且將有關業務營運之風險有效地處理。於本年度內，內部審核部制訂內部審核計劃、與管理層討論業務風險，並與審核委員會檢討其內部審核報告。審核委員會主席可直接會見內部審核部主管。

於二零零六財政年度至財務報表日，審核委員會就內部審核部之審查結果匯報董事會。內部審核結果並未發現任何重大的監控失誤。本集團之首席運營長簽批內部審核報告，以供營運部門落實執行。

審核委員會

審核委員會須向董事會負責，並協助董事會確保本公司擁有一套符合其對外公佈財務資料的有效系統，並作出內部監控與執行。

審核委員會由三名非執行董事組成，詳情載於第7頁列表中。其中兩名為獨立非執行董事，另一名為委員會主席張惠彬博士。二零零六年，審核委員會之成員會議出席率

企業管治報告書

為百分之一百。公司秘書為審核委員會之秘書，協助處理議程檔案、傳閱予成員會議記錄之草稿及完稿，並保存委員會會議記錄。其它參會者包括合資格會計師、內部審核部主管及羅兵咸永道之高級代表。本公司之網站內詳載審核委員會之職權範圍。

審核委員會於二零零六年度召開三次會議，分別為(一)二零零六年三月審閱本集團二零零五年全年業績報告及經審核之財務報表；(二)二零零六年八月之會議檢討新財務報告要求及(三)二零零六年九月，審閱本集團二零零六年中期業績報告及未經審核之財務報表。於二零零七年三月二十日之會議，審核委員會審閱本集團二零零六年全年業績報告，並審閱本集團的內部審核部對風險評估及內部監控制度所提交的報告。每次會議，羅兵咸永道均提供書面報告及相關文件。

審核委員會接納羅兵咸永道的獨立性及客觀性，以及其審核過程的效率，故此，審核委員會已建議董事會於應屆股東週年大會上續聘羅兵咸永道為本公司之核數師。羅兵咸永道支出費用刊載於財務報表之附註8。

與股東及投資者溝通

本公司除向股東發出年報、中期報告、通函及通告外，亦會適時將該等詳盡之資料刊載於聯交所及本公司自設之網站，以供股東參閱。

本公司安排一位高級行政人員專責與投資者關係之事宜。本公司就股東及投資者對本公司業務之查詢，均詳盡快捷地回應。每年公佈業績時，本公司均舉行記者招待會，並向投資界作出發報會及簡報，而執行董事亦定期與機構投資者及財務分析員進行對話。與此期間，本公司為分析員籌組實地考察，以便徹底瞭解集團房產之質素。本公司之業務及股份表現更常被財經報刊提及，及國際知名投資銀行研究部垂注。

本公司鼓勵全體股東出席股東週年大會，以及所有其他股東會議，藉以商討進程及事宜。主席及董事在會議上解答股東的提問。而股東週年大會上提呈的所有實質決議案將按照上市規則的要求，由本公司之香港股份過戶登記分處進行的投票方式表決，有關投票結果將於報章刊登。主席(及任何股東大會主席)均確保本公司在向股東發出的所有通函內，全面載列股東要求以投票方式表決的程序及權利，而本公司所有股東大會在盡可能情況下均會遵守上市規則第13.39(3)及(4)條之規定。

遵守附錄十四

本公司於二零零六年內一直遵守載於上市規則附錄十四的企業管治常規守則之條文，守則第A.4.2條文除外，關於偏離守則條文A.4.2條規定一事，董事會經檢討及知悉現行之輪值退任及重選制度，已充份體現該守則條文，而論及之理據依然成立。董事會亦認為主席及董事總經理之連續留任對本集團實為重要，而董事會內之獨立及非執行董事可作出平衡。董事會將繼續檢討有關事項，於適當時候作出相應措施。

管理層之討論及分析

按部門

	地產 港幣千元	貿易 港幣千元	未經分類 港幣千元	總數 港幣千元
營業額	203,075	72,881	—	275,956
銷售成本	(95,416)	(64,345)	—	(159,761)
	107,659	8,536	—	116,195
其他收益	—	—	15,429	15,429
其他營運收入	57,593	32	61,667	119,292
行政費用	(117,781)	(7,675)	(5,591)	(131,047)
其他營運費用	(6,448)	—	—	(6,448)
投資物業之公平值變動	957,958	—	—	957,958
經營溢利	998,981	893	71,505	1,071,379

按部門之營業額分析

截至二零零六年十二月三十一日止年度

	二零零六年 港幣千元	二零零五年 港幣千元
地產	203,075	226,330
貿易	72,881	62,977
	275,956	289,307



2006
2005

按部門之資產總額分析

二零零六年十二月三十一日

	二零零六年 港幣千元	二零零五年 港幣千元
地產	6,137,681	5,955,417
非流動投資	4,477,084	2,690,556
貿易	4,341	10,659
中央服務	72,001	136,537
現金及銀行結餘	741,060	255,206
	11,432,167	9,048,375



2006
2005

按地區分佈

	香港 港幣千元	中國內地 港幣千元	新加坡 港幣千元	日本 港幣千元	總數 港幣千元
營業額	10,780	177,785	14,510	72,881	275,956
銷售成本	(43,579)	(45,246)	(6,591)	(64,345)	(159,761)
	(32,799)	132,539	7,919	8,536	116,195
其他收益	12,340	2,384	649	56	15,429
其他營運收入	48,505	68,719	2,036	32	119,292
行政費用	(83,391)	(37,750)	(2,200)	(7,706)	(131,047)
其他營運費用	(6,301)	(95)	(52)	—	(6,448)
投資物業之公平值變動	27,549	925,527	4,882	—	957,958
經營(虧損)／溢利	(34,097)	1,091,324	13,234	918	1,071,379

按地區分佈之營業額分析

截至二零零六年十二月三十一日止年度

	二零零六年 港幣千元	二零零五年 港幣千元
香港	10,780	129,115
中國內地	177,785	88,275
新加坡	14,510	8,940
日本	72,881	62,977
	275,956	289,307



2006
2005

按地區分佈之資產總額分析

二零零六年十二月三十一日

	二零零六年 港幣千元	二零零五年 港幣千元
香港	6,320,358	4,745,909
中國內地	4,923,645	4,126,776
新加坡	178,595	162,374
日本	9,569	13,316
	11,432,167	9,048,375



2006
2005

業務檢討

截至二零零六年十二月三十一日止年度的營業額及股東應佔溢利分別為港幣276,000,000元及港幣230,000,000元，而上年度則分別為港幣289,000,000元及港幣95,000,000元（不包括已終止經營業務之港幣3,549,000,000元）。

年內物業銷售因香港及上海住宅物業項目的預售成績理想而持續改善。按目前的會計政策，收益及溢利將於項目發展完成後入賬。

中國內地

在年內中國政府針對住宅物業市場推行降溫政策下，本集團於上海之優質住宅物業銷情依然理想。截止年底，上海慧芝湖第一期已經預售約百分之九十的住宅單位。在投資業務方面，甲級寫字樓需求趨勢仍然持續，而本集團之上海嘉華中心繼續錄得百分之百出租率。

（甲） 目前主要發展物業（總樓面面積約2,000,000平方米）

(i) 上海慧芝湖，大寧國際社區廣中路701號地塊（佔100%權益）

此豪華住宅項目總樓面面積約380,000平方米。上海慧芝湖第一期（樓面面積約140,000平方米）的預售已全部售罄，預期於二零零七年中交付使用。第二期（樓面面積約140,000平方米）的發展工程將於二零零七年展開，而第三期（樓面面積約100,000平方米）則於二零零九年展開。

(ii) 上海徐滙區建國西路68號A及B地塊（佔100%權益）

此項目位於上海傳統的高尚住宅區地段，總樓面面積約140,000平方米。本集團正計劃一綜合發展項目，包括豪華住宅、高級商業設施及酒店配套／服務式住宅。其建築工程正在進行中，而第一期的發展工程預期於二零零九年完成。

(iii) 上海靜安區嚴家宅三期地塊（佔99%權益）

此曼克頓式高級豪華住宅項目總樓面面積約100,000平方米，正好位於靜安區烏魯木齊路。拆遷工程正進行中，發展項目的工程期已展開，並預期於二零零九年及其後分階段完成。

(iv) 廣州市花都區新華鎮（佔99.99%權益）

廣州為南中國之經貿中心，商業樓宇需求甚殷。

本集團於花都區新華鎮擁有相當大的儲備土地（計劃中的可建樓面面積約1,470,000平方米），現正計劃分階段發展。本集團現正開始發展其中之一塊土地，計劃中的可建樓面面積約47,000平方米，將興建一結合高級酒店與寫字樓之綜合發展。其餘於廣州之儲備土地則基本上用作住宅發展。

（乙） 投資物業

上海淮海中路上海嘉華中心（佔35.75%權益）

此物業為本集團之投資旗艦，佔地約72,000平方米，由一幢甲級寫字樓及兩幢副樓組成，位於上海市內環線、淮海路繁華商業中心區內。寫字樓一直全部租出，租金水平極為理想，為本集團帶來強健及穩定的租金收入。

香港

於二零零六年，本集團推售的兩個發展項目嘉御山及嘉薈軒，市場反應極佳。此外，寫字樓租務市場表現強勁。本集團旗下投資物業之出租率與租金水平皆表現理想。

（甲） 目前發展物業

(i) 銅鑼灣山路嘉御山（佔100%權益）

該項目發展的總樓面面積約30,000平方米。建築工程正如期進行並預期於二零零七年下半年可望落成。本集團亦會於年內推出餘下的單位。

(ii) 灣仔莊士敦道嘉薈軒（市建局合作項目）

此市區項目由市區重建局與本集團聯手發展，於預售時已售出近乎所有的單位。預期於二零零七年第三季此項目落成時，其商場 — J Senses — 將為本集團帶來理想之租金收入。

(iii) 香港肇輝臺6號（佔100%權益）

此項目預計樓面面積約6,500平方米，正計劃發展成本集團另一個高尚住宅項目。

（乙） 其他香港之物業（佔100%權益）

(i) 上環永樂街嘉滙商業中心

此乃位於中區地段樓高24層之商業大廈，包括寫字樓及地舖，佔地約3,900平方米。現時單位近乎全部租出，為本集團帶來穩定之租金收入。

(ii) 北角蜆殼街嘉昌商業中心

此項物業為一幢樓高26層之商業大廈，辦公室面積約1,900平方米。出租情況理想，為本集團帶來穩定的租金收入。

在新加坡之主要物業

振瑞路新生商業中心（佔100%權益）

此為一幢樓高12層之商業大廈，附設停車場。現持有樓面面積約5,800平方米之寫字樓。出租率滿意，為本集團帶來穩定的租金收益。

於銀河娛樂集團有限公司的投資

此策略投資之市值，由二零零五年十二月三十一日之每股港幣4.375元上升至二零零六年十二月三十一日之每股港幣7.28元。本集團因而錄得約港幣18億元的公平值變動，所增金額已計入儲備之中。

展望

藉著在中國內地已投放的優質投資、所建立的品牌檔次及良好口碑，本集團對在中國內地的業務前景樂觀。再者，本集團合資公司上海寶地置業有限公司（佔41.5%權益）的業務表現理想，預計可為本集團帶來利潤。

本集團相信香港豪華住宅市場將持續向好，近期香港政府之土地拍賣更反映其樂觀性。自年底，本集團已成功統一肇輝臺物業之業權，現正開展此項目之發展。本集團亦已參與聯手發展位於大埔吐露港之一幅優質臨海住宅地皮，總樓面面積約69,657平方米。本集團積極發掘中國內地及香港之投資商機，以增加土地儲備及增強資產回報。

財務檢討

資金來源

二零零六年十二月三十一日

	二零零六年 港幣千元	二零零五年 港幣千元
股本	242,995	237,792
其他儲備	3,174,898	1,245,281
盈餘儲備	4,046,470	3,833,597
少數股東權益	856,817	355,968
借貸	1,914,731	1,567,857
借貸之現期部份	1,196,256	1,807,880
	11,432,167	9,048,375


2006
2005

(1) **財務狀況**

本集團之財務狀況於年內持續強健。於二零零六年十二月三十一日，動用的資金總額為港幣110億元，較於二零零五年十二月三十一日的港幣90億元，增加26%。

年內，可換股債券之轉換及認股權之行使令本公司之已發行股份數目增加。然而，所產生之攤薄效應已為年內所賺取之溢利抵銷。

(2) **本集團流動資金、財務資源及負債比率**

本集團於年內之流動資金水平理想。於二零零六年十二月三十一日，銀行貸款總額為港幣3,078,000,000元，現金及銀行結餘為港幣741,000,000元，借貸淨額因此為港幣2,337,000,000元。較於二零零五年十二月三十一日的借貸淨額減少港幣604,000,000元，主要歸因於年內收取的預售所得款項所致。

超過60%之長期借款之還款期超逾一年或以上。

本集團於二零零六年九月六日成功簽訂一項3年／5年期港幣18億元（由14間國際及本地主要銀行籌組）之銀團貸款。

於二零零六年十二月三十一日，本集團除持有之現金及銀行結餘外，尚未動用之銀行融資額逾港幣28億元。負債比率方面（比率計算為未償還之總借款額減除現金與總資產額相比），在二零零六年十二月三十一日，負債比率下降至17%之滿意水平，而去年則為31%。

本集團之流動資金及負債比率穩健，足夠應付承約及營運資金之需求。

(3) **庫務政策**

本集團管理外匯繼續以保守政策及控制風險為主，本集團借貸以港幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。本集團亦在適當的情況下，利用利率掉期合約以避免因利率大幅波動時而影響本集團之營運。於本年內，本集團並無投資於與本集團財務無關之衍生工具。

(4) 本集團資產之抵押

於二零零六年十二月三十一日，本集團賬面值港幣3,229,669,000元(二零零五年：港幣2,016,387,000元)的投資物業及賬面值港幣110,313,000元(二零零五年：港幣111,586,000元)的土地和建築物已分別抵押予銀行作為本集團信貸的擔保。

(5) 或然負債

於二零零六年十二月三十一日，本公司已就若干附屬公司取得之信貸額港幣4,556,608,000元(二零零五年：港幣3,571,683,000元)向銀行及財務機構出具擔保。其中已動用之信貸額為港幣2,030,336,000元(二零零五年：港幣2,078,682,000元)。本公司就一間附屬公司發行之可換股債券出具擔保。至二零零六年底止，未贖回之可換股債券為港幣40,000,000元(二零零五年：港幣104,000,000元)。

本公司就一集團佔有權益之公司與香港特別行政區政府履行合約向香港特別行政區政府出具擔保。

僱員及薪酬政策

於二零零六年十二月三十一日，本集團在香港及中國內地僱員總人數為279人(不包括聯營公司及共同控制實體)，二零零六年之僱員成本(不包括董事酬金)合共港幣82,000,000元。

本集團相信公司的成功及其業務得以長遠發展，關鍵在於我們員工的素質、工作表現及承擔。本集團的薪酬制度旨在根據個別員之工作表現、能力及發展潛能釐定酬金水平，達致有效地吸引、挽留及提升潛質優秀及有能力之僱員。本集團相信僱員現時之薪酬福利，在同儕中是公平、合理及具市場競爭力的。

本集團已為行政人員設立一項認股權計劃，藉此提供具競爭力的薪酬制度及長期挽留優秀管理人材。該計劃在獲得股東批准後於一九八九年開始推行。此外，本集團亦參照中國內地市場的薪酬水平，釐定中國內地員工的薪酬福利，並著重為員工提供培訓及發展的機會。

培訓及發展

本集團相信公司業務的發展實有賴員工之才能。為達致集團與員工互惠互利的目的，集團除了提倡不斷學習之企業文化外，更積極推動及支持各階層的員工參與培訓及發展課程。

今年，集團舉辦多次互動的研討會，透過此互動模式之研討會，令本集團之行政人員能有效地分享及探討知識，經驗及良好的管理技巧及運作。進一步提升僱員的管理才能及技能知識。此外本集團更積極資助及鼓勵僱員修讀香港及中國內地認可及著名的教育機構舉辦與工作有關的課程及工作坊。此等課程範圍廣泛，不單包括專業實務，如財務、稅務、法律、人力資源及電腦應用等，亦涉及行政人員管理、領導才能、營商理念及策略、溝通及管理技巧等。

為配合及支持集團在中國內地業務的增長及長遠發展，本集團在上海再度推行見習行政人員培訓計劃。本計劃旨在招聘國內優秀大學的資優畢業生，通過由各部門主管領導層專責的在職訓練，致力栽培他們成為本集團未來之領袖及管理層。

五年賬目摘要

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元	二零零五年 港幣千元	二零零六年 港幣千元
綜合損益表					
營業額	2,134,552	3,076,143	418,257	289,307	**275,956**
除稅前溢利	136,509	183,220	231,153	393,249	**1,008,763**
稅項（支出）／抵免	(11,365)	(45,831)	1,461	(142,869)	**(307,019)**
持續經營業務之溢利	125,144	137,389	232,614	250,380	**701,744**
來自已終止經營業務之溢利	—	—	29,757	3,553,418	**—**
本年度溢利	125,144	137,389	262,371	3,803,798	**701,744**
少數股東權益	(22,810)	(17,009)	(21,157)	(159,750)	**(472,041)**
股東應佔溢利	102,334	120,380	241,214	3,644,048	**229,703**
每股盈利（港仙）	5.4	6.2	12.1	157.7	**9.5**
每股股息（港仙）— 附註2	3.0	3.0	6.0	53.7	**3.5**
綜合資產負債表					
非流動資產	1,091,920	1,136,196	1,090,200	2,140,863	**3,491,746**
聯營公司及共同控制實體	551,952	553,128	508,389	577,261	**575,502**
其他非流動資產	303,491	433,227	440,947	2,698,833	**4,486,676**
流動資產淨額	3,436,640	2,884,322	4,389,180	2,033,802	**2,206,072**
資金之運用	5,384,003	5,006,873	6,428,716	7,450,759	**10,759,996**
資金來源：					
股本	191,955	197,797	201,564	237,792	**242,995**
儲備	2,233,979	2,333,890	2,471,190	5,078,878	**7,221,368**
股東權益	2,425,934	2,531,687	2,672,754	5,316,670	**7,464,363**
少數股東權益	1,067,785	1,083,869	723,354	355,968	**856,817**
長期負債	1,800,916	1,302,184	2,773,224	1,567,857	**1,914,731**
非流動負債	89,368	89,133	259,384	210,264	**524,085**
已運用資金	5,384,003	5,006,873	6,428,716	7,450,759	**10,759,996**
每股資產淨值（港元）	1.26	1.28	1.34	2.30	**3.07**

附註：

1 二零零二年及二零零三年之摘要沒有根據二零零五年始生效之香港財務報告準則再作重列。

2 二零零五年之股息包括特別中期股息，按每持有十股本公司股份獲派一股銀河娛樂股份。

綜合營業額


港幣百萬元
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006

股東應佔溢利及股息


港幣百萬元
4,000
3,500
3,000
250
200
150
100
50
0
2002
2003
2004
2005
2006
股東應佔溢利
股息

每股股息


港仙
60
50
16
14
12
10
8
6
4
2
0
2002
2003
2004
2005
2006
特別股息
末期股息
中期股息

每股盈利


港仙
200
180
160
140
120
100
20
15
10
5
0
2002
2003
2004
2005
2006

每股資產淨值


港幣
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2002
2003
2004
2005
2006

公司資料

主席

呂志和博士，GBS，MBE，太平紳士，LLD，DSSc，DBA

董事總經理

許淇安先生，GBS，CBE，QPM，CPM，(署理)

執行董事

呂耀東先生
倫贊球先生(副董事總經理)
鄧呂慧瑜女士，太平紳士

非執行董事

鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建先生，CBE，太平紳士
黃乾亨博士，GBS，太平紳士，LLD，DH
李東海博士，GBM，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*
廖樂柏先生*

* *獨立非執行董事*

公司秘書

陳明德先生，LLM

合資格會計師

王俊強先生，FCCA，CPA，FCGA

核數師

羅兵咸永道會計師事務所

主要往來銀行

恒生銀行有限公司
香港上海匯豐銀行有限公司
中國銀行(香港)有限公司
南洋商業銀行有限公司
永隆銀行有限公司
渣打銀行(香港)有限公司
交通銀行股份有限公司

律師

麥堅時律師事務所
齊伯禮律師行
黃乾亨黃英豪律師事務所

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處

香港北角渣華道191號
嘉華國際中心二十九樓

主要股份過戶登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM 08
Bermuda

香港股份過戶登記分處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心十七樓
一七一二至一七一六室

美國預託證券存管處

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA

網址

http://www.kwih.com

股份上市

香港聯合交易所有限公司

股份代號

香港聯交所	:	173
彭博資訊	:	173 HK
路透社	:	0173.HK

債券上市

盧森堡證券交易所

董事及高層管理人員

執行董事

呂志和博士，GBS，MBE，太平紳士，LLD，DSSc，DBA，現年七十七歲，為本集團之創辦人。自一九八九年六月起出任為董事，現為本公司主席，呂博士同時亦為銀河娛樂之主席及執行董事。彼於礦務、建築材料及地產發展方面具逾五十年之經驗，為英國礦業學會（香港分會）創會會長及東華三院前任主席。呂博士亦為香港酒店業主聯會創會主席、東尖沙咀地產發展商聯會會長、穗港經濟發展協會創會會長及滬港經濟發展協會名譽會長。此外，呂博士為第九屆中國人民政治協商會議全國委員會委員、香港特別行政區第一屆政府推選委員會及香港特別行政區選舉委員會委員。呂博士於二零零五年七月獲香港特別行政區政府頒授金紫荊星章榮譽。呂博士於二零零六年十二月再次當選為香港特別行政區選舉委員會之委員。呂博士為呂耀東先生及鄧呂慧瑜女士之父。

呂耀東先生，現年五十一歲，於一九七九年加入嘉華集團。彼自一九八九年六月起出任為執行董事。彼持有美國加州柏克萊大學土木工程學理學學士學位及結構工程學理學碩士學位。呂先生為中國人民政治協商會議上海市委員會委員。呂先生為呂志和博士之子及鄧呂慧瑜女士之胞弟。

許淇安先生，GBS，CBE，QPM，CPM，現年六十三歲，於二零零三年加入本集團為集團常務董事，現為本公司之董事總經理(署理)。彼自二零零三年四月起出任為執行董事。許先生於二零零五年十二月起獲委任為本公司之薪酬委員會主席。在加入本集團前，許先生曾於香港警隊服務三十八年，於二零零一年退休前曾擔任香港警務處處長一職。於二零零一年，許先生獲香港特別行政區政府頒授金紫荊星章榮譽。彼亦為香港童軍總會會員，目前為該組織之助理香港總監（國際及內聯）。許先生為香港足球總會副主席。

倫贊球先生，現年五十二歲，於一九九九年加入本集團。彼自二零零一年十二月起出任本公司之執行董事及副董事總經理。倫先生持有美國加州柏克萊大學電子及電腦碩士學位及香港大學工商管理碩士學位。在加入本集團之前，彼於多間著名跨國公司擔任高層行政及管理職位，彼對中國內地之市場運作擁有豐富而廣泛之經驗。

鄧呂慧瑜女士，太平紳士，現年五十三歲，於一九八零年加入嘉華集團，並自一九八九年六月起出任執行董事。彼亦為銀河娛樂（為一間香港上市公司）之執行董事。鄧女士持有加拿大麥基爾大學之商業學士學位，並為英格蘭及威爾斯特許會計師學會會員。鄧女士曾為香港特別行政區選舉委員會委員。彼亦為多間公共及社會服務團體之委員，包括海洋公園公司董事局、香港藝術發展局、統計諮詢委員會及公司法改革常務委員會。鄧女士於二零零五年七月一日獲香港特別行政區政府委任為太平紳士。鄧女士於二零零六年十二月再次當選為香港特別行政區選舉委員會委員。鄧女士為呂志和博士之女兒及呂耀東先生之胞姊。

非執行董事

鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士，（獨立非執行董事）現年八十歲，於一九八九年至一九九七年出任本公司及嘉華建材有限公司（現為銀河娛樂）之董事會顧問。彼自一九九七年七月起出任為董事及於一九九八年起任獨立非執行董事。彼於多間公司擔任非執行董事之職，亦為多間慈善機構之委員。彼曾為香港政府公務員及擔任要職，於一九八七年退任前任布政司及署理港督。鍾爵士於二零零二年獲香港特別行政區政府頒授最高榮譽大紫荊勳章。

梁文建先生，CBE，太平紳士，（非執行董事）現年六十八歲，於一九九八年加入本集團為副主席（行政），現為顧問。彼於一九九八年九月起出任為執行董事及於二零零一年三月起任非執行董事。梁先生自二零零五年三月起出任本公司之審核委員會成員。

梁先生持有香港大學榮譽文學士學位及英國牛津大學政務及發展文憑。梁先生曾服務香港政府三十二年，在不同範疇擔任要職，包括運輸司、教育統籌司及廉政專員等，亦曾出任立法局官守議員。

黃乾亨博士，GBS，太平紳士，LLD，DH，（非執行董事）現年七十四歲，自一九八九年六月起出任為董事。黃博士於二零零零年起出任為獨立非執行董事，彼於二零零五年調職為非執行董事。彼於一九九九年至二零零五年三月期間出任本公司之審核委員會成員。黃博士為本港一間律師行之顧問律師，並為國際公證人及中國委托公證人。此外，黃博士為利民實業有限公司之董事。

李東海博士，GBM，GBS，LLD，太平紳士，（獨立非執行董事）現年八十五歲，自一九八九年六月起出任為董事，並於一九九八年起任獨立非執行董事。李博士為東泰集團主席及包括北京控股有限公司等多間香港上市公司之獨立非執行董事或非執行董事，彼為中華海外聯誼會副會長、香港友好協進會主席、東華三院顧問局顧問及東華三院歷屆主席會主席等多個公職委員會成員及社團首長，並曾任中國人民政治協商會議全國委員會第八及九屆常務委員、國務院港澳事務辦公室及新華社香港分社港事顧問、香港特別行政區籌備委員會委員及香港特別行政區第一屆政府推選委員會委員。李博士曾獲多國政府頒授勳銜，包括意大利大十字爵士勳銜、英帝國官佐勳銜、法國榮譽騎士勳銜、比利時里奧普二世司令勳銜及於一九九九年獲香港特別行政區政府頒授金紫荊星章榮譽，並於二零零六年七月再獲香港特別行政區政府頒授最高榮譽大紫荊勳章。李博士在商業管理方面累積逾四十年經驗。

陳有慶博士，GBS，LLD，太平紳士，（獨立非執行董事）現年七十四歲，自一九八九年六月起出任為董事，並於一九九八年起任獨立非執行董事。彼具有超過四十年銀行工作經驗，現為亞洲金融集團（控股）有限公司之主席，而該公司為亞洲保險有限公司之控股公司。陳博士亦為創興銀行有限公司（前稱廖創興銀行有限公司）及其他多家公司之董事。此外，彼現任中華人民共和國全國人民代表大會之代表及香港中華總商會之當然永遠榮譽會長。

張惠彬博士，太平紳士，（獨立非執行董事）現年七十歲，於一九八六年加入嘉華集團，彼於一九八九年六月獲委任為執行董事及自一九九五年起任非執行董事。彼為本公司審核委員會之主席及薪酬委員會成員。張博士持有工商管理榮譽博士、工商管理碩士及理學士學位。彼在不同行業的高層管理擁有逾三十年經驗，包括在銀行業擁有逾二十二年經驗。彼為駿豪集團之集團行政總裁兼常務副主席，亦為多間於聯交所主板上市公司之獨立非執行董事兼審核委員會主席，包括銀河娛樂、上海電氣集團股份有限公司、建生國際集團有限公司及 Prime Investments Holdings Limited。張博士亦為菲律賓首都銀行之資深顧問。張博士曾任東華三院總理及顧問，並現為廣東省高爾夫球協會副會長。彼榮獲二零零二年（上市公司 — 非執行董事）之傑出董事獎。張博士亦為香港董事學會之理事。

廖樂柏先生，（獨立非執行董事）現年五十四歲，自二零零四年九月起出任本公司之獨立非執行董事及審核委員會成員。廖先生於二零零五年十二月起出任本公司之薪酬委員會成員。彼為香港會計師公會和英格蘭及威爾斯特許會計師學會之資深會員，於專業審計及會計方面擁有超過三十年經驗。廖先生於一九八零年至二零零二年間任職於羅兵咸永道，於一九八五年獲委任為羅兵咸永道之審計合夥人，除負責管理日常審核專業事務外，並不時執掌電腦審計、持續教育及人力資源等部門。彼於二零零二年六月於羅兵咸永道離職後退休。

高層管理人員

在各部門主管（包括合資格會計師）的協助下，本集團的業務及經營是由執行董事直接負責，彼等被視為本公司的高級管理層。

董事會報告書

董事提呈二零零六年財務報表及董事會報告書，以供閱覽。

主要業務

本公司乃一間投資控股公司，其主要附屬公司及共同控制實體之主要業務為於香港、中國內地及新加坡從事物業發展及物業投資。各公司之業務已載於二零零六年財務報表附註39。

業績及分派

二零零六年財務報表由本年報第30頁起載列本集團截至二零零六年十二月三十一日止年度之業績。

年度內曾派發中期股息每股港幣1仙。董事會建議派發以股代息（附現金選擇）之末期股息每股港幣2.5仙。本年度股息總額為每股港幣3.5仙（二零零五年：港幣54仙）。股息之詳情載於二零零六年財務報表附註15。

股本

二零零六年財務報表附註29載有年度內本公司之股本之詳細資料，及由於派發以股代息股息、行使認股權及行使可換股債券，以致本公司在年內已發行股本因增加之變動。

可換股債券

在年度內有關0.5%有擔保於二零零九年到期可換股債券及其轉換之詳情見於二零零六年財務報表附註32(c)。

上市證券的買賣

於年內，本公司及其任何附屬公司並無購入、出售或贖回任何本公司之股份及債券。

儲備

本集團及本公司於年內之儲備變動詳情載於二零零六年財務報表附註31。

捐款

本集團於年內之慈善捐款為港幣4,442,000元（二零零五年：港幣6,010,000元）。

物業、機器及設備

本集團在年度內之物業、機器及設備之變動詳情載於二零零六年財務報表附註17。

主要物業

本集團於二零零六年十二月三十一日持作投資及發展用途之主要物業詳情載於本年報第75至76頁。

董事

年內服務於本公司的董事包括呂志和博士、呂耀東先生、許淇安先生、倫贊球先生、羅志聰先生（於二零零七年一月一日辭職）、鄧呂慧瑜女士、鍾逸傑爵士、梁文建先生、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

現任董事之個人資料載於本年報第20至21頁。

遵照公司細則第109(A)條，倫贊球先生、鄧呂慧瑜女士及陳有慶博士即將於舉行之股東週年大會上輪值退任，但表示如再度獲選，願繼續留任。

本公司或任何其附屬公司均無與擬重選留任之各董事訂立終止時須作出超過一年賠償之服務合約（法定賠償除外）。

經股東於即將舉行之股東週年大會上批准後，各董事將會就截至二零零六年十二月三十一日止年度收取如下袍金：

	主席 港幣	成員 港幣
董事會	100,000	80,000
審核委員會	100,000	80,000
薪酬委員會	50,000	40,000

董事之合約權益

除本董事會報告書所披露者外，於二零零六年十二月三十一日或截至該日止年度內任何時間，本公司或其附屬公司並無或並未曾就有關本集團之業務與任何董事直接或間接訂立擁有實質利益之重大合約。

董事之證券權益

截至二零零六年十二月三十一日，根據證券及期貨條例第XV部第7及第8分部向本公司及聯交所申報（包括根據證券及期貨條例（「證券及期貨條例」）該等條文被當作或視為擁有的權益及淡倉（如有）），及根據證券及期貨條例第352條而備存於登記冊內，或根據載於上市規則附錄十通知本公司及聯交所，各董事在本公司或其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債券之權益及淡倉，與有關認購股份之權益，及該等權益之行使詳情，分列如下：

（甲） 股份

	股份數目					
董事名稱	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本之概約百分率
呂志和	6,511,855	7,191,314(1)	38,443,830(2)	1,268,160,371(3)	1,320,307,370	54.33
呂耀東	5,837,364	—	—	1,268,160,371(3)	1,273,997,735	52.43
許淇安	560,000		—	—	580,000	0.02
倫贊球	2,230,931	—	—	—	2,230,931	0.09
羅志聰	630,000	—	—	—	630,000	0.03
鄧呂慧瑜	8,340,371	—	—	1,268,160,371(3)	1,276,500,742	52.53
鍾逸傑爵士	150,000	—	—	—	150,000	0.01
梁文建	700,000	—	—	—	700,000	0.03
黃乾亨	601,226	—	—	—	601,226	0.02
李東海	550,000	—	—	—	550,000	0.02
陳有慶	932,651	—	—	—	932,651	0.04
張惠彬	907,239	—	—	—	907,239	0.04
周樂柏	500,000	—	—	—	500,000	0.02

除另述外，以上所有個人權益均為各董事以實益擁有人之身份持有。

附註：

(1) 呂志和博士透過其配偶之權益，被視作擁有7,191,314股股份的權益。

(2) Best Chance Investments Ltd.及步基證券有限公司分別持有35,376,195股股份及3,067,635股股份，該兩間公司均由呂志和博士直接或間接控制。

(3) 由呂志和博士作為創立人之全權信託持有1,268,160,371股股份，佔本公司已發行股本三分之一以上。呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等家族全權信託之直接或間接可能受益人，因此被視為持有該信託所持有上述股份之權益。

（乙） 相關股份 — 認股權

詳情載於以下「認股權計劃」內。

上述所有權益均指好倉。

呂志和博士、呂耀東先生及鄧呂慧瑜女士均被視作擁有於本公司之其他所有附屬公司及共同控制實體之已發行股本權益。

除上文所披露者外，截至二零零六年十二月三十一日，本公司董事概無在本公司或其任何相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份及債券中擁有任何權益或淡倉。

主要股東之權益

截至二零零六年十二月三十一日，根據證券及期貨條例第336條而須予備存於本公司登記冊內，持有本公司股份及相關股份權益之人士（非本公司董事或行政總裁），分列如下：

股東名稱	股份數目（好倉）	佔已發行股本之概約百分率
HSBC International Trustee Limited	1,268,160,371[1]	52.19
Penta Investment Advisers Ltd.	312,314,104[2]	12.85
Zwaanstra John	312,314,104[2]	12.85
Marapro Co., Ltd.	191,857,634[3]	7.90
Symmetry Co., Ltd.	191,857,634[3]	7.90
Polymate Co., Ltd.	191,857,634[4]	7.90

附註：

(1) HSBC International Trustee Limited為全權信託之信託人，截至年度終，該全權信託持有1,268,160,371股股份。

(2) Penta Investment Advisers Ltd.由Zwaanstra John控制。截至年度終，該公司以投資經理身份擁有312,314,104股股份權益。

(3) Marapro Co., Ltd.及Symmetry Co., Ltd.分別為一項信託之受益人及信託人。截至年度終，該信託擁有191,857,634股股份權益。

(4) Polymate Co., Ltd.為截至年度終持有191,857,634股股份權益的公司之最終控股公司。

下列為重複權益：

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士共同擁有1,268,160,371股股份。HSBC International Trustee Limited亦於該等股份中擁有權益，其中之191,857,634股股份權益由Marapro Co., Ltd.、Symmetry Co., Ltd.及Polymate Co., Ltd.共同擁有；及

(ii) Penta Investment Advisers Ltd.及Zwaanstra John擁有312,314,104股股份。

除上述披露者外，截至二零零六年十二月三十一日，本公司並無接獲任何擁有本公司股份及相關股份權益或淡倉之人士須根據證券及期貨條例第XV部第2及第3分部向本公司申報。

認股權計劃

本公司之認股權計劃已獲股東於二零零二年五月三十日舉行之股東週年大會上採納。概要如下：

(1) 目的

認股權計劃旨在吸引及挽留優秀人才，協力發展本公司業務；向僱員、專家顧問、代理、代表、專業顧問、貨品及服務供應商、客戶、承辦商、業務夥伴及合營夥伴提供額外激勵，並透過調配認股權持有人與股東之利益，促進本公司之長線財務成果。

(2) 參與者

(i) 本公司或任何聯屬公司之任何僱員及任何高級行政人員或董事；或

(ii) 本公司或任何聯屬公司之任何專家顧問、代理、代表或專業顧問；或

(iii) 向本公司或任何聯屬公司提供貨品或服務之任何人士；或

(iv) 本公司或任何聯屬公司之任何客戶或承辦商；或

(v) 本公司或任何聯屬公司之任何業務夥伴或合營夥伴；或

(vi) 任何為僱員福利而設之信託的任何受託人；或

(vii) 有關上述任何合資格承授人是指其本人、合資格承授人或其直屬家庭成員之信託、及由合資格承授人或其直屬家庭成員控制之公司。

「聯屬公司」指(a)本公司的控股公司；或(b)本公司控股公司的附屬公司；或(c)本公司的附屬公司；或(d)本公司的控股股東；或(e)本公司控股股東所控制的公司；或(f)本公司所控制的公司；或(g)本公司控股公司的聯營公司；或(h)本公司的聯營公司。

(3) 可予發行之股份總數

授權限額 — 在下段所述之規限下，根據認股權計劃及本公司任何其他計劃授出之認股權在悉數行使時可予發行之股份總數，不得超過於二零零二年五月三十日已發行股份之10%，即187,563,607股股份。

主要限額 — 本公司可由股東通過普通決議案重訂上段所述之授權限額，惟在此之前必須先向股東發出通函。根據認股權計劃及本公司任何其他計劃授出及尚未行使之認股權在悉數行使時可予發行之股份總數，不得超過不時已發行股份之30%。

截至本年報之日期，根據認股權計劃可予發行之股份總數為143,986,607股，佔本公司是日已發行股本約5.93%。

(4) 各參與者之限額

各參與者於任何十二個月期間內獲授之認股權（不論已行使或尚未行使）在行使時發行及將予發行之股份總數，不得超過已發行股份之1%。

如經股東在股東大會上另行批准，而有關參與者及其聯繫人(定義見上市規則)放棄對該項決議案投票，而本公司在尋求批准前已向股東發出通函，則本公司可授出超出此限額的認股權予參與者。

(5) 行使期限

認股權之股份必須行使期限由董事會在授出認股權時全權決定，但該期間不得超過有關認股權授出之日起計十年。

(6) 認股權歸屬前必須持有之最低期限

認股權歸屬前必須持有的最低期限(如有)由董事會全權決定(認股權計劃本身並不設任何最低持有期限)。

(7) 接納認股權須付款項

承授人接納認股權時須向本公司支付港幣1元。認股權必須於授出日期起十四天內，或於董事會以書面批准之較長期限內被接納。

(8) 認購價之釐定基準

認股權的認購價必須為董事會在授出有關認股權時全權釐定的價格，惟不得低於下列各項中之最高者：

(i) 於授出日期的股份收市價；

(ii) 在緊接授出日期前五個營業日的股份平均收市價；及

(iii) 一股股份的面值。

(9) 認股權計劃之餘下年期

認股權計劃之年期為二零零二年五月三十日起計為期十年，將於二零一二年五月二十九日屆滿。

於二零零六年十二月三十一日止年度內，根據認股權計劃或根據本公司之其他認股權計劃授出並由本公司董事、本公司僱員及其他參與人持有之認股權變動，詳情載列如下：

持有人	授出日期	認股權數目 於二零零六年一月一日持有	認股權數目 於年內行使	認股權數目 於年內已失效	認股權數目 於二零零六年十二月三十一日持有	每股股份行使價(港幣)	行使期
呂志和	二零零五年十月二十一日	1,350,000	—	—	1,350,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
呂耀東	二零零五年十月二十一日	1,340,000	—	—	1,340,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
許淇安	二零零五年十月二十一日	580,000	—	—	580,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
[illegible]寶球	二零零五年十月二十一日	670,000	—	—	670,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
羅志聰	二零零五年十月二十一日	530,000	—	—	530,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
鄧呂慧瑜	二零零五年十月二十一日	930,000	—	—	930,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
鍾逸傑爵士	二零零二年二月二十八日	150,000	—	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
梁文建	二零零五年十月二十一日	400,000	—	—	400,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
黃乾亨	二零零五年十月二十一日	300,000	—	—	300,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
李東海	二零零五年十月二十一日	500,000	500,000[a]	—	—	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
陳有慶	二零零五年十月二十一日	500,000	—	—	500,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
張惠彬	二零零五年十月二十一日	600,000	—	—	600,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
廖樂柏	二零零五年十月二十一日	500,000	—	—	500,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
僱員(合共)	一九九八年五月二十日	33,000	—	—	33,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	#150,000	—	—	150,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	615,000	343,000[b]	—	272,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零三年十二月二十九日	2,000,000	2,000,000[c]	—	—	1.3000	二零零三年十二月三十日至二零一三年十二月二十九日
	二零零五年十月二十一日	@12,029,000	1,410,000[d]	310,000	10,309,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
其他	一九九九年十二月三十日	#150,000	150,000[e]	—	—	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	150,000	150,000[f]	—	—	0.7200	二零零四年三月一日至二零一三年二月二十八日

\# 就認股權持有人不再為本公司一附屬公司之僱員後，其所持有合共150,000份認股權由「僱員」重新分類為「其他」。

@ 就認股權持有人成為本公司一聯屬公司之僱員後，其所持有合共340,000份認股權由「其他」重新分類為「僱員」。

附註：

(a) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.380元。

(b) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.530元。

(c) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.508元。

(d) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.463元。

(e) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.370元。

(f) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣1.720元。

除於二零零三年十二月二十九日授出之認股權，可於授出日期行使所有認股權外，上文所述之所有其他認股權，必須受一年持有期所限制。

截至二零零六年十二月三十一日止年度內，本公司並無授出任何認股權，而同期亦無任何認股權被註銷。

除本公司之認股權計劃外，本公司或其附屬公司於年內概無簽訂任何協議，使董事或其配偶或十八歲以下子女可藉收購本公司或其他法人團體之股份或債券而獲益。

持續關連交易

本公司和銀河娛樂為各自之關連人士。於二零零六年，本公司與銀河娛樂之間之持續關連交易是符合上市規則第14A章之須披露要求，其持續關連交易如下：

（一） 上海嘉建混凝土有限公司、上海信財混凝土有限公司及上海嘉申混凝土有限公司（均為銀河娛樂間接持有之附屬公司）繼續就二零零五年六月二日訂立之三份三年期租賃協議租賃上海嘉滙達房地產開發經營有限公司（由本公司間接持有35.75%之附屬公司）之上海嘉華中心18樓1802、1803及1804單位。詳情已載於本公司及銀河娛樂於二零零五年八月二十三日之聯合公佈。該持續關連交易均在二零零六年年度上限之內。並已由本公司之獨立非執行董事審核有關該三份租賃協議之持續關連交易，及確認該等交易屬本集團之日常業務，除按照一般商務條款進行，亦是根據有關交易的協議條款進行，及該交易條款屬公平合理並且符合本公司股東的整體利益。

（二） 於二零零二年七月二十二日，由銀河娛樂之間接全資附屬公司輝亨有限公司向本公司之間接全資附屬公司Great Place Developments Limited批出港幣330,000,000元之循環備用貸款，於年結時該貸款仍存在。詳情已載於本公司二零零二年八月五日之通函。該貸款將於二零零七年九月十二日到期。本公司已清還所有貸款，並自二零零六年六月三十日起再沒有使用該貸款。該貸款並無受制於年度上限。本公司之獨立非執行董事亦已審核該持續關連交易，並確認為本公司而言，該等交易的條款不遜於獨立第三方可取得或提供（視屬何情況而定）的條款；及該等交易（根據有關交易的協議條款進行，即二零零二年七月二十二日訂立之貸款協議）之交易條款屬公平合理，並且符合股東的整體利益。

（三） 本公司於一九九七年三月五日向香港政府提供了一項擔保，有關嘉安石礦有限公司（為　間銀河娛樂持有之附屬公司）獲香港政府授權位於九龍大上托安達臣道石礦場進行為期十七年之採礦及礦場復修之合約（編號：GE/96/10）。於年結時該擔保仍存在。該持續關連交易之詳情已載於本公司二零零六年十一月十日之公佈內。本公司自一九九七年起均於其年報內提及該擔保。該擔保並無年度上限。

優先購買權

百慕達法例中之成文法或普通法並無股東優先購買權之規定。

競爭業務

呂志和博士、呂耀東先生及鄧呂慧瑜女士（直接或間接透過家族信託）在位於香港、中國內地及新加坡若干從事物業投資及發展業務之公司中擁有權益。董事會乃獨立於該等公司之董事會，故本集團有能力獨立地按公平基準執行其業務。

公眾持股量

根據本公司之公開資料及董事於年報發表日得悉的資料作為基準，本公司根據上市規則規定擁有足夠的已發行股本之公眾持股量。

財務概要

本集團過去五個財政年度之業績、資產及負債賬目摘要乃摘錄自經審核之賬項及按適當情況作出調整，現載於本年報第16至17頁。

主要客戶及供應商

二零零六年十二月三十一日止年度：

(1) 本集團之五大顧客之營業額佔整體營業額少於百份之三十。

(2) 本集團從其五大供應商購入之貨品（不包括資本性採購）百分比如下：

最大供應商	11.76%
五大供應商	34.84%

就本公司董事所知，未有任何董事、其聯繫人士、或就董事所知持有本公司超過5%已發行股份之股東，擁有此五大供應商（不包括資本性）之任何權益。

管理合約

年度內，本公司並無訂立或存有任何重要之管理及行政合約。

核數師

本公司之二零零六年財務報表經由羅兵咸永道所審核。該核數師於即將舉行之股東週年大會上任滿告退，但願意應聘續任。

承董事會命

主席
呂志和

香港，二零零七年三月二十九日

獨立核數師報告

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

致嘉華國際集團有限公司股東

(於百慕達註冊成立的有限公司)

本核數師已審核列載於第30至74頁嘉華國際集團有限公司(「貴公司」)的財務報表,此財務報表包括於二零零六年十二月三十一日的綜合及公司資產負債表與截至該日止年度的綜合損益表、綜合權益變動表和綜合現金流量表,以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等財務報表。該責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制,以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇和應用適當的會計政策;及按情況下作出合理的會計估算。

核數師的責任

核數師的責任是根據審核的結果對該等財務報表作出意見。並按照百慕達一九八一年《公司法》第90條僅向整體股東報告,除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

本核數師已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求核數師遵守道德規範,並規劃及執行審核,以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷,包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時,核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制,以設計適當的審核程序,但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性,以及評價財務報表的整體列報方式。

本核數師相信,所獲得的審核憑證是充足和適當地為審核意見提供基礎。

意見

本核數師認為,該等財務報表已根據香港財務報告準則真實而公平地反映貴公司及貴集團於二零零六年十二月三十一日的財務狀況及貴集團截至該日止年度的溢利及現金流量,並已按照香港《公司條例》的披露規定妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港,二零零七年三月二十九日

綜合損益表

	附註	二零零六年 港幣千元	二零零五年 港幣千元
營業額	7	**275,956**	289,307
銷售成本		**(159,761)**	(158,146)
毛利		**116,195**	131,161
其他收益	7	**15,429**	5,298
其他營運收入		**119,292**	54,246
行政費用		**(131,047)**	(91,902)
其他營運費用		**(6,448)**	(65,241)
投資物業之公平值變動		**957,958**	348,679
經營溢利	8	**1,071,379**	382,241
財務費用	9	**(71,891)**	(36,689)
應佔共同控制實體之溢利		**9,275**	47,697
除税前溢利		**1,008,763**	393,249
税項支出	13	**(307,019)**	(142,869)
持續經營業務之溢利		**701,744**	250,380
來自已終止經營業務之溢利	6	**—**	3,553,418
本年度溢利		**701,744**	3,803,798
應佔:			
股東		**229,703**	3,644,048
少數股東權益		**472,041**	159,750
		701,744	3,803,798

	附註	二零零六年 港幣千元	二零零五年 港幣千元
股息			
中期		**24,187**	23,771
建議末期		**60,843**	24,030
		85,030	47,801
特別中期以實物分派		**—**	1,229,143
	15	**85,030**	1,276,944
		港仙	港仙
持續經營業務之每股盈利	16		
基本		**9.54**	4.10
攤薄		**9.47**	4.06
已終止經營業務之每股盈利	16		
基本		**不適用**	153.58
攤薄		**不適用**	152.32
經營業務之每股盈利	16		
基本		**9.54**	157.68
攤薄		**9.47**	156.38

綜合資產負債表

	附註	二零零六年 港幣千元	二零零五年 港幣千元
資產			
非流動資產			
物業、機器及設備	17	**54,297**	53,974
投資物業	18	**3,367,669**	2,016,387
租賃土地及土地使用權	19	**69,780**	70,502
共同控制實體	20	**575,502**	577,261
非流動投資	22	**4,477,084**	2,690,556
其他非流動資產	23	**9,592**	8,277
		8,553,924	5,416,957
流動資產			
發展物業	24	**5,309,940**	4,134,038
應收賬款及預付款	25	**283,504**	134,545
可收回税項		**46,590**	3,368
其他投資	26	**—**	39,126
現金及銀行結餘	27	**741,060**	255,206
		6,381,094	4,566,283
總資產		**14,935,018**	9,983,240

	附註	二零零六年 港幣千元	二零零五年 港幣千元
權益			
股本	29	**242,995**	237,792
儲備	31	**7,221,368**	5,078,878
股東權益		**7,464,363**	5,316,670
少數股東權益		**856,817**	355,968
總權益		**8,321,180**	5,672,638
負債			
非流動負債			
借貸	32	**1,914,731**	1,567,857
遞延税項負債	33	**524,085**	210,264
		2,438,816	1,778,121
流動負債			
應付賬款及應計費用	28	**2,967,505**	719,237
借貸之現期部份	32	**1,196,256**	1,807,880
應付税項		**11,261**	5,364
		4,175,022	2,532,481
總負債		**6,613,838**	4,310,602
總權益及負債		**14,935,018**	9,983,240

呂志和
主席暨執行董事

鄧呂慧瑜
執行董事

公司資產負債表

二零零六年十二月三十一日

	附註	二零零六年 港幣千元	二零零五年 港幣千元
資產			
非流動資產			
附屬公司	21	**259,561**	259,561
共同控制實體	20	**438,568**	438,568
		698,129	698,129
流動資產			
貸款予附屬公司	21	**—**	600,000
應收附屬公司款項	21	**2,721,104**	2,448,632
應收賬款及預付款	25	**420**	420
可收回稅項		**1,435**	1,435
現金及銀行結餘	27	**979**	584
		2,723,938	3,051,071
總資產		**3,422,067**	3,749,200

	附註	二零零六年 港幣千元	二零零五年 港幣千元
權益			
股本	29	**242,995**	237,792
儲備	31	**2,908,430**	2,810,320
股東權益		**3,151,425**	3,048,112
負債			
非流動負債			
借貸	32	**150,000**	200,000
遞延稅項負債	33	**1,885**	4,901
		151,885	204,901
流動負債			
應付賬款及應計費用	28	**2,757**	3,187
借貸之現期部份	32	**116,000**	493,000
		118,757	496,187
總負債		**270,642**	701,088
總權益及負債		**3,422,067**	3,749,200

呂志和

主席暨執行董事

鄧呂慧瑜

執行董事

綜合現金流量表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 港幣千元	二零零五年 港幣千元
經營業務之現金流量			
來自／(用於)經營業務之現金	34 (a)	**1,237,616**	(526,452)
稅項支出淨額		**(47,230)**	(37,035)
利息支出		**(181,644)**	(90,843)
來自／(用於)經營業務之現金淨額		**1,008,542**	(660,330)
投資業務之現金流量			
購買物業、機器及設備		**(4,336)**	(5,730)
購買投資物業		**(296,852)**	—
收購共同控制實體	36 (a)	**—**	(438,568)
出售物業、機器及設備之款項		**183**	—
購買其他投資		**(836)**	—
出售其他投資之款項		**44,841**	—
已收利息		**14,713**	3,706
已收上市證券投資之股息		**716**	1,592
已收共同控制實體之股息		**30,041**	—
用於投資業務之現金淨額		**(211,530)**	(439,000)

	附註	二零零六年 港幣千元	二零零五年 港幣千元
融資活動之現金流量	34 (b)		
發行新股本		**6,650**	17,443
來自少數股東之資金		**969**	—
新增長期銀行借款		**1,117,382**	652,889
償還長期借款		**(693,858)**	(458,814)
於借款日起計三個月後償還之短期銀行借款之(減少)／增加		**(654,351)**	668,387
已付予股東股息		**(16,830)**	(113,630)
(用於)／來自融資活動之現金淨額		**(240,038)**	766,275
現金及銀行結餘之增加／(減少)淨額		**556,974**	(333,055)
於年度開始之現金及銀行結餘		**255,206**	610,354
滙率變動之影響		**(71,120)**	(22,093)
於年度終之現金及銀行結餘		**741,060**	255,206

綜合權益變動表

	股本 港幣千元	儲備 港幣千元	股東權益 港幣千元	少數股東權益 港幣千元	總額 港幣千元
於二零零五年十二月三十一日	**237,792**	**5,078,878**	**5,316,670**	**355,968**	**5,672,638**
兑滙率調整	—	**85,306**	**85,306**	**27,839**	**113,145**
可換股債券之轉換，除税	**3,404**	**50,548**	**53,952**	—	**53,952**
行使認股權而發行之股份	**456**	**6,194**	**6,650**	—	**6,650**
發行代息股份	**1,343**	**(1,343)**	—	—	—
發行代息股份所產生之儲備	—	**31,387**	**31,387**	—	**31,387**
認股權之公平值	—	**2,384**	**2,384**	—	**2,384**
非流動投資之公平值變動	—	**1,786,528**	**1,786,528**	—	**1,786,528**
來自少數股東之資本	—	—	—	**969**	**969**
本年度溢利	—	**229,703**	**229,703**	**472,041**	**701,744**
2005末期股息	—	**(24,030)**	**(24,030)**	—	**(24,030)**
2006中期股息	—	**(24,187)**	**(24,187)**	—	**(24,187)**
於二零零六年十二月三十一日	**242,995**	**7,221,368**	**7,464,363**	**856,817**	**8,321,180**
於二零零四年十二月三十一日	201,564	2,638,891	2,840,455	723,400	3,563,855
兑滙率調整	—	37,095	37,095	5,838	42,933
可換股債券之轉換，除税	33,790	573,413	607,203	—	607,203
行使認股權而發行之股份	2,438	15,005	17,443	—	17,443
認股權之公平值	—	2,383	2,383	—	2,383
非流動投資之公平值變動	—	(489,184)	(489,184)	(777)	(489,961)
來自少數股東之資本	—	—	—	1,138,480	1,138,480
被視為出售一附屬公司部份權益之收益	—	—	—	(577,123)	(577,123)
被視為出售一附屬公司	—	—	—	(1,089,524)	(1,089,524)
收購附屬公司	—	—	—	368	368
本年度溢利	—	3,644,048	3,644,048	159,750	3,803,798
2004末期股息	—	(89,859)	(89,859)	(4,444)	(94,303)
2005中期股息	—	(23,771)	(23,771)	—	(23,771)
2005特別中期以實物分派股息	—	(1,229,143)	(1,229,143)	—	(1,229,143)
於二零零五年十二月三十一日	237,792	5,078,878	5,316,670	355,968	5,672,638

財務報表附註

1. 一般資料

嘉華國際集團有限公司(「本公司」)及其附屬公司(合稱「本集團」)主要於香港、新加坡及中國內地從事物業發展及投資。

本公司是在百慕達註冊成立之有限公司，並在香港聯合交易所有限公司主板上市。註冊地址為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。主要辦事處為香港北角渣華道191號嘉華國際中心29樓。

此財務報表已獲董事會於二零零七年三月二十九日批准。

2. 編製基準

財務報表按照香港會計師公會頒佈之香港財務報告準則(「財務準則」)而編製，採用歷史成本會計法，並就投資物業之重估、非流動及其他投資而作修訂，按公平值列賬。

編製符合財務準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本公司會計政策過程中行使其判斷。其涉及高度的判斷或複雜性的範疇，或涉及對財務報表屬重大假設和估算的範疇，在附註5中披露。

在二零零六年，本集團應用由香港會計師公會頒佈，並於二零零六年一月一日或之後開始會計期間生效之新訂香港財務報告準則、修訂及詮釋。惟採納此新訂香港財務報告準則對本集團之會計政策及財務狀況無重大影響。

本集團並無提早應用以下已頒佈之準則及詮釋。

於二零零七年十二月三十一日止年度生效

- 香港財務報告準則第7號　　金融工具：披露
- 香港(國際財務報告詮釋委員會)—詮釋第8號　　香港財務報告準則第2號之範圍
- 香港(國際財務報告詮釋委員會)—詮釋第9號　　重新評估勘入式衍生工具
- 香港(國際財務報告詮釋委員會)—詮釋第10號　　中期報告及減值

於二零零九年十二月三十一日止年度生效

- 香港財務報告準則第8號　　營運分部

本集團已開始評估該等新準則及詮譯對集團之影響，但現階段未能就其對集團之財務狀況及營運影響作結論。

3. 主要會計政策

編製此財務報表之主要會計政策如下。所應用之會計政策與過往年度所用者貫徹一致。

3.1 綜合基礎

本集團之綜合財務報表包括本公司及其附屬公司截至十二月三十一日止之賬目，並包括集團應佔共同控制實體之收購後業績及儲備。

本年度內購入或售出之附屬公司及共同控制實體之應佔業績由其收購生效日起計或計至出售日止反映在綜合損益表內。

出售附屬公司及共同控制實體之收益或虧損根據出售時應佔之資產淨值及應佔未沖銷商譽計算。

3.2 附屬公司

附屬公司乃由本集團有權控制其財政及營運政策之公司，一般附帶超過半數投票權的股權(直接或間接)或持有過半數已發行權益股本。在評定本集團是否控制另一實體時，目前可行使或可兑換的潛在投票權的存在及影響均予考慮。

附屬公司在控制權轉移至本集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

收購會計法乃用作本集團收購附屬公司的入賬方法。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算，另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以彼等於收購日期的公平值計量，而不論任何少數股東權益的數額。收購成本超過本集團應佔所收購可識辨資產淨值公平值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公平值，該差額直接在損益表確認。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策一致。

在本公司之資產負債表內，於附屬公司之投資按成本值扣除減值虧損準備列賬。附屬公司之業績由本公司按已收及應收股息入賬。

3.3 少數股東

少數股東權益即外部股東於附屬公司之經營業績及淨資產值之權益。

3. 主要會計政策（續）

3.3 少數股東（續）

本集團視與少數股東之交易為與外部人士之交易。集團因出售其權益予少數股東而產生之盈利及虧損在損益表中記賬。當收購少數股東權益時，其付出代價與應佔收購附屬公司淨資產的賬面值有差額，則產生商譽。

3.4 共同控制實體

共同控制實體乃本集團與合營者以合約協議方式經營業務，共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

共同控制實體以權益法入賬，本集團應佔之業績列入綜合損益表而本集團應佔之資產淨值則計入綜合資產負債表中。

在本公司之資產負債表內，共同控制實體之投資按成本值扣除減值虧損撥備列賬。共同控制實體之業績由本公司按已收及應收股息入賬。

3.5 商譽

商譽指收購成本高於在收購日本集團應佔所收購之附屬公司及共同控制實體之可識辨淨資產之公平值數額。若增持附屬公司，商譽則指收購成本高於所購少數股東份額之賬面值。收購成本以所付予的資產、發行之權益工具及於交易日所產生或承擔之債項的公平值計算，包括因收購而直接產生之費用。

收購附屬公司的商譽包括在無形資產內，收購共同控制實體的商譽包括在其投資內。商譽每年就減值進行測試，並按成本減累計減值虧損列賬。商譽的減值虧損不會撥回。

當收購成本低於所收購淨資產之公平值或所購少數股東份額之賬面值時，其相差在綜合損益表內確認。

3. 主要會計政策(續)

3.6 物業、機器及設備

物業、機器及設備按歷史成本減去累計折舊及減值虧損列賬。歷史成本包括收購該資產直接應佔的開支。其後成本只有在與該資產有關的未來經濟利益有可能流入本集團，而該資產的成本能可靠計量時，才包括在資產的賬面值或確認為獨立資產(按適用)。被更換之資產之賬面值被剔除入賬。所有其他維修及保養費用在產生的財政期間內於損益表支銷。

租賃土地上之樓房及裝修按其租賃年期以直線法計算折舊。其他物業、機器及設備則以直線法按其估計可使用年期撇銷至其估計殘值及下列年率計算折舊：

廠場機器	9%
其他資產	10至25%

資產之剩餘價值及可使用年期在每個結算日進行檢討，及在適當時調整。如可收回價值已低於其賬面值，則將賬面值撇減至可收回價值。

出售資產之收益或虧損指出售所得收入淨額與資產賬面值之差額，並於損益表入賬。

3.7 投資物業

為獲得長期租金收益或資本增值或兩者兼備而持有，且並非由本集團內的公司佔用的物業列為投資物業。投資物業包括以永久權持有的土地、以營運租賃持有的土地及以融資租賃持有之樓宇。以營運租賃持有的土地，如符合投資物業其餘定義，按投資物業分類及記賬。營運租賃猶如其為融資租賃而記賬。

投資物業初步按其成本計量，包括相關的交易成本。在初步確認後，投資物業按公平值列賬。公平值乃根據外部估值師的評估。公平值變動在損益表列賬。投資物業之公平值，乃反映自目前之租金及按現時市場情況對未來租金之假設。

其後支出只有在與該資產有關的未來經濟利益有可能流入本集團，而該資產的成本能可靠計量時，才計入在該物業的賬面值中。所有其他維修及保養成本在產生的財政期間內於損益表支銷。

若投資物業變成業主自用，會被重新分類為物業、機器及設備，其於重新分類日期的公平值，就會計目的而言變為其成本。

3. 主要會計政策(續)

3.7 投資物業(續)

現正興建或發展供日後用作投資物業的物業，被分類為發展中物業，並按成本列賬，直至建築或發展完成為止，屆時重新分類為投資物業並其後按投資物業記賬。

若物業的用途改變而成為投資物業，該物業於轉撥日期的賬面值與公平值的任何差額在權益中確認為物業、機器及設備的重估。然而，若公平值收益將以往的減值虧損撥回，該收益於損益表確認。

3.8 資產減值

沒有確定使用年期或未能使用之資產無需攤銷，但最少每年就減值進行測試，及當有事件出現或情況改變而顯示賬面值可能無法收回時，會就減值進行檢討。須作攤銷之資產，當有事件出現或情況改變而顯示賬面值可能無法收回時，會就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額於損益表內確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之較高者為準。於評估減值時，資產將按可識辨現金流量的最低層次組合。並於每個結算日期重新評估已減值之資產(除商譽外)是否有減值回撥之可能性。

3.9 投資

本集團將其投資分類如下：按公平值透過損益列賬的財務資產(其他投資)、貸款及應收款及可供出售之投資。分類方式視乎購入投資目的而定。管理層在初步確認時釐定其投資的分類，並於每個結算日期重新評估有關指定。

(a) *按公平值透過損益列賬的財務資產(其他投資)*

按公平值透過損益列賬的財務資產若為持作買賣或預期將於結算日後12個月內變現，則分類為流動資產。財務資產若在購入時主要用作在短期內出售或由管理層如此指定，則分類為此類別。此財務資產初步按公平值確認，交易成本於損益表中支銷，其後按公平值列賬。

(b) *貸款及應收款*

貸款及應收款為有固定或可釐定付款且沒有在活躍市場上報價的非衍生財務資產，此等款項包括在流動資產內。但到期日由結算日起計超過12個月者，則分類為非流動資產。貸款及應收款以有效息率法按攤銷成本列賬。

3. 主要會計政策(續)

3.9 投資(續)

(c) *可供出售之投資*

可供出售之投資為非衍生工具，被指定為此類別或並無分類為任何其他類別。除非管理層有意在結算日後12個月內出售該項投資，否則此等投資在資產負債表內列為非流動投資。可供出售之投資初步按公平值加交易成本確認，其後按公平值列賬。

投資的購入及出售在交易日確認 — 交易日指本集團承諾購入或出售該資產之日。當從投資收取現金流量的權利經已到期或經已轉讓，而本集團已將擁有權的所有風險和回報實際轉讓時，投資即終止確認。

因為按公平值透過損益列賬的財務資產的公平值變動而產生的已實現及未實現盈虧，列入產生期間的損益表內。被分類為可供出售的非貨幣投資的公平值變動而產生的未實現盈虧，在權益中確認。當分類為可供出售之投資被售出或減值時，累計公平值調整列入損益表作為投資的盈虧。

有報價之投資的公平值根據當時的買盤價計算。若某項財務資產的市場並不活躍(及就非上市投資而言)，本集團利用重估技術設定其公平值。這些技術包括利用近期公平原則交易、參考大致相同的其他工具、貼現現金流量分析和經改良的期權定價模式，以反映發行人的具體情況。

本集團在每個結算日評估是否有客觀證據證明某項財務資產或某組財務資產經已減值。對於分類為可供出售的投資，在釐定是否已經減值時，會考慮其投資之公平值有否大幅或長期跌至低於其成本值。若可供出售之投資存在此等證據，累計虧損 — 按收購成本與當時公平值的差額，減該投資之前在損益表確認的任何減值虧損計算 — 自權益中剔除並在損益表記賬。在損益表確認的股權投資，減值虧損不會透過損益表撥回。

3. 主要會計政策(續)

3.10 發展物業

發展物業作為流動資產處理，包括租賃土地及土地使用權，以成本減攤銷、建築費用、應佔經常性開支及發展項目之利息支出列賬，扣除可能發生之虧損撥備。持作出售用途之已發展物業乃按成本值或可變現淨值二者之較低者入賬。可變現淨值是以預計之銷售價減除估計銷售費用計算。

為租賃土地及土地使用權而支付之成本，採用直線法按租賃期攤銷。在租賃土地物業之建築期或重建期間，租賃土地之攤銷計入發展中物業之成本內。至於在其他情況下，該等攤銷於損益表中確認。

3.11 應收賬款及預付款

應收賬款及預付款初步以公平值確認，其後利用有效息率法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款的原有條款收回所有款項時，即就應收賬款及預付款設定減值撥備。當欠款人遇上重大財政困難、有可能破產及未能或延遲還款時，應視為應收賬款已經減值。撥備金額為資產賬面值與按原本之有效息率貼現的估計未來現金流量的現值兩者的差額。應收賬款的賬面值透過使用備付賬户削減，而有關的虧損數額則在損益表內的「其他營運費用」中確認。如有應收賬款無法收回，此款項會在備付賬户內撇銷。之前已撇銷的款項如其後收回，將撥回損益表中的「其他營運費用」。

3.12 現金及現金等價物

現金及現金等價物包括庫存現金及銀行結餘、存於銀行及財務機構於存款日起計三個月內可隨時提取之款項，減除由銀行及財務機構墊支而須於墊支日期起計三個月內償還之金額。

3. 主要會計政策(續)

3.13 股本

普通股被列為權益。直接歸屬於發行新股或認股權的新增成本，在權益中列為所得款的減少(扣除稅項)。

如本公司回購其普通股本，所支付的代價，包括任何直接所佔的新增成本(扣除稅項)，自本公司權益持有人應佔的權益中扣除，而股份將被註銷。

3.14 借貸

借貸初步按公平值並扣除產生的交易成本確認。交易成本為取得、發行或出售某項財務資產或財務負債直接所佔的新增成本包括付予代理、顧問及經紀的佣金及回扣，經銷處及證券交易處之徵費及稅項。借貸其後按攤銷成本列賬；所得款(扣除交易成本)與贖回價值的任何差額利用有效息率法於貸款期間內在損益表確認。

除非本集團有無條件權利將負債的結算遞延至結算日後最少12個月，否則借貸分類為流動負債。

3.15 附有權益部份的可換股債券

持有人可選擇將債券轉換為股本，而在轉換時將予發行的股份數目和所收取的代價價值不會變動，該等可換股債券入賬為複合財務工具，並包括負債部份和權益部份。

於初步確認時，可換股債券的負債部份利用對等的非可換股票據的市場利率釐定。所得款的其餘部份則分攤至轉換期權作為權益部份。與發行複合財務工具有關的交易成本，按所得款的分攤比例分攤至負債和權益部份。

負債部份其後利用有效息率計算的攤銷成本列賬，直至在轉換或到期時被抵銷為止。權益部份在權益賬中確認，並扣除任何稅項影響。

當票據被轉換時，相關的權益部份和負債部份的賬面值轉撥至股本和股份溢價。當票據被贖回時，相關的權益部份轉撥至盈餘儲備。

3. 主要會計政策(續)

3.16 業務應付賬款

業務應付賬款初步以公平值確認，其後利用有效息率法按攤銷成本計量。

3.17 租賃

如租賃擁有權之重大部份風險和回報由出租人保留，分類為營運租賃。除被分類為投資物業外，為租賃土地及土地使用權支付之預付款項，採用直線法按租賃期攤銷，若出現減值則將減值於損益表中支銷。在建築期間，租賃土地及土地使用權之攤銷，資本化作為興建物業成本。

3.18 撥備

當因過往事件須承擔現有之法律或推定責任，而在解除責任時有可能令到資源流出，同時責任金額能夠可靠地作出估計時，則會確認撥備。當預計準備可獲償付，則將償付金確認為一項獨立資產，惟只能在償付金可實質確定時確認。

撥備採用稅前預期需償付有關責任的開支的現值計量。該現值反映當時市場對金錢時間值和有關責任固有風險的評估。隨時間過去而增加的撥備確認為利息費用。

3.19 遞延稅項

遞延稅項採用負債法就資產負債之稅基與它們在財務報表內之賬面值兩者之暫時差異作全數撥備。然而，若遞延稅項來自在交易(不包括企業合併)中對資產或負債的初步確認，而在交易時不影響會計損益或應課稅盈虧，則不作記賬。遞延稅項採用在結算日前已頒佈或實質頒佈，並在有關之遞延稅項資產實現或遞延稅項負債結算時預期將會適用之稅率(及法例)而釐定。

遞延稅項資產是就可能有未來應課稅盈利而就此可使用暫時差異而確認。

遞延稅項乃就附屬公司及共同控制實體投資之暫時差異而撥備，但假若可以控制時差撥回之時間，而短期時差有可能在可見未來不會撥回則除外。

3. 主要會計政策(續)

3.20 僱員福利

(a) *僱員權利、福利及花紅*

以強制性、合約性或自願性方式向公開或私人管理的界定供款退休公積金計劃作出之供款確認為僱員福利開支並在該財政期間之損益表內支銷。預付供款按照現金退款或可減少未來付款而確認為資產。

僱員之年假和長期服務休假之權利在僱員應享有時確認。本集團為截至結算日止僱員已提供之服務而產生之年假及長期服務休假之估計負債作出撥備。僱員之病假及產假不作確認，直至僱員正式休假為止。

本集團因僱員所提供之服務須承擔於結算日起計算十二個月內全數支付的花紅計劃之現有法律或推定性的責任，而責任金額能夠可靠地作出估算時，需確立撥備。

(b) *以股份為基礎的補償*

僱員為獲取以權益償付，以股份為基礎的補償計劃授予認股權而提供的服務的公平值確認為費用。在歸屬期間內將予支銷的總金額參考授予的認股權的公平值釐定，不包括任何非市場既定條件的影響。非市場既定條件包括在有關預期可予以行使的認股權數目的假設中。在每個結算日，對預期可予以行使認股權數目的估計作出修訂，在損益表確認對原估算修訂(如有)的影響，並對權益作出相應調整。當認股權被行使時，所收取之金額扣除直接交易成本後，入賬為股本及股份溢價。

3.21 借貸成本

凡直接與收購、建造或製造一項必須經一段時間籌備，以達致預定用途或出售之資產有關之借貸利息及成本，均作為該資產之部份成本。所有其他借貸成本在產生時於損益表支銷。

3. 主要會計政策(續)

3.22 收入確認

收益包括集團正常業務範圍內出售之物業、貨品及提供服務之代價的公平值。該等收益並扣除增值稅、營業稅、退貨、回扣、折扣、信貸補貼及其他扣減引致收益減少。

當收益金額能夠可靠計量、未來經濟利益可能流入本集團,而本集團每項活動均符合指定條件時,便確認該等收益。除非與銷售有關的所有或然事項均已解決,否則收益金額不被視為能夠可靠計量。本集團會根據往績並考慮客户類別、交易種類及每項安排的持點作出估計。

(a) *物業銷售*

銷售物業之收益在物業的風險及利益轉至買家時確認。

(b) *租金收入*

租金收入扣除支付予承租人之優惠後按租約年期以直線法確認。

(c) *貨品銷售*

銷售貨品之收益在貨品送達及其法定擁有權轉至買家時確認。

(d) *利息收入*

利息收入在考慮未償還本金金額及適用利率後按時間比例根據有效息率法確認。

(e) *股息收入*

股息收入在確定有權利收取時確認。

3.23 外幣

(a) *功能和列賬貨幣*

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣(「功能貨幣」)計量。財務報表以港幣呈報,港幣為本公司的功能及列賬貨幣。

3. 主要會計政策(續)

3.23 外幣(續)

(b) *交易及結餘*

外幣交易採用交易日的滙率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外，結算此等交易產生的滙兑盈虧以及將外幣計值的貨幣資產和負債以年終滙率換算產生的滙兑盈虧在損益表確認。

非貨幣性按公平值持有透過損益列賬之財務資產的換算差額在損益表中呈報為公平值盈虧的一部份。非貨幣性之可供出售之投資的換算差額則包括在權益的滙兑儲備內。

(c) *集團公司*

功能貨幣與列賬貨幣不同的所有集團實體的業績和財務狀況按以下方法換算為列賬貨幣：

(i) 每份呈報的資產負債表內的資產和負債按該資產負債表日期的收市滙率換算；

(ii) 每份損益表內的收入和費用按平均滙率換算；及

(iii) 所有由此產生的滙兑差額確認為權益的獨立組成項目。

在綜合賬目時，換算海外實體的淨投資，以及換算借貸及其他指定作為該等投資對沖的貨幣工具所產生的滙兑差額列入權益。當售出一項海外業務時，該等滙兑差額在損益表確認為出售盈虧的一部份。

收購海外實體產生的商譽及公平值調整視為該海外實體的資產和負債，並按收市滙率換算。

3.24 分部報告

業務分部指從事提供產品或服務的一組資產和業務，而產品或服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務的風險和回報與在其他經濟環境中營運的分部的不同。已終止經營業務分部與持續經營業務分部分開呈列。

3.25 股息分派

向本公司股東分派的股息在本公司就該股息須承擔現有之法律或推定責任期間內，於財務報表內列為負債。

4. 財務風險管理

4.1 財務風險因素

本集團經營活動面對各種財務風險，包括信貸風險、流動資金風險、現金流量及公平值利率風險、外幣風險和價格風險。集團整體的風險管理針對不可預測的金融市場和尋求降低潛在的負面因素對集團財務表現所帶來的風險。

財務風險管理由財務部根據由董事會批准的政策執行。

(a) *信貸風險*

本集團沒有集中於單一債務人或債務人組合的信貸風險。集團的政策是確保將產品銷售給有良好信用記錄的客戶。

(b) *流動資金風險*

流動資金風險指本集團未能應付現有到期債項之風險。

本集團藉着維持流動資金政策內訂下之審慎比率及限額，計量和監管其流動資金，包括本集團資產、負債、借款及承擔之流動性架構。

本集團亦設置穩健水平之流動資產，以確保有充裕之可動用流動現金，應付日常業務中任何突如其來之巨額現金需求。此外，亦設立備用信貸額以提供緊急流動資金支援。

(c) *現金流量及公平值利率風險*

利率風險為市場利率變動對本集團帶來負面影響之風險。

本集團的利率風險來自長期貸款。按變動利率發行的貸款令本集團承受現金流量利率風險。按固定利率發行的貸款令本集團承受公平值利率風險。

集團的政策是建立長期銀行信貸以應付其於香港及中國內地的長期投資。政策也包括對利率走勢作緊密監控及當有利的利率價格出現時，轉換及訂立新的銀行信貸。

(d) *外幣風險*

由於本集團之資產及負債所持之貨幣單位主要是港幣及人民幣，故本集團並無重大的外滙風險。因綜合賬目而換算海外實體的淨資產所產生的滙兑風險承擔，在滙兑儲備中入賬。

4. 財務風險管理(續)

4.1 財務風險因素(續)

(e) *價格風險*

本集團持有的投資分類為可供出售之投資或其他投資，就此承受股權證券的價格風險。

4.2 公平值的估計

在活躍市場上買賣的金融工具之公平值乃依據結算日的市場報價列賬。本集團持有的財務資產的市場報價為當時買盤價；而財務負債的適當市場報價為當時賣盤價。

非公開交易的證券及其他金融工具的公平值乃通過各種方法並依據結算日市場實際情況作出的假設進行評價。

長期借貸的公平值是按預期未來之付款額以市場利率貼現計算。

流動財務資產及負債、應收款及預付款、現金及現金等價物、應付款及應計費用及借貸之現期部份的賬面價值減估計信貸調整，因其短期之到期日而假定接近其公平值。

5. 關鍵會計估算及判斷

編制本財務報表過程中，本集團根據以往經驗及其他因素，包括預期日後在合理情況下相信會出現之事件，對所作之會計估算和判斷持續進行評估。本集團就未來作出估算和假設，而所得出之會計估算難免偏離實際相關業績。對資產及負債之賬面值有重大影響之估算及假設討論如下：

(a) *投資物業之公平值*

投資物業之公平值，由獨立專業測計師以公開市值基準測定。在作出判斷時，所考慮之假設主要為結算日當時之市場情況，依照目前市況就有關未來租賃之租金收入及適當的資本化比率。該等估算會定期以本集團真實之成交及市場資訊作比較。

(b) *資產減值*

本集團於每個結算日測試有使用年限的商譽或沒有確定使用年期的資產是否出現減值。當有事情或情況改變而顯示沒有確定使用年期的資產之賬面值高於其可收回金額時，作減值檢討。資產或現金產生單位的可收回金額按照使用價值而釐定。此等計算需要利用估算，如貼現率、未來利潤及增長率。

5. 關鍵會計估算及判斷（續）

(c) *稅項*

本集團需要在多個司法權區繳納稅項。在釐定各地之稅項撥備時，需要作出重大判斷。在一般業務過程中，有許多交易和計算所涉及的最終稅務釐定都是不明確的。本集團根據對是否需要繳付額外稅款的估計，就潛在之稅務風險確認為負債。如此等事件的最終稅務後果與最初記錄的金額不同，此等差額將影響作出此等釐定財政期間的現期和遞延稅項撥備。

(d) *可換股債券*

可換股債券之公平值，由獨立專業測計師/公司董事以市場價格而估計。市場價格乃根據該金融工具於市場之實際成交或相類似之金融工具之成交個案而釐定。

(e) *以股份支付之款項*

授出之認股權之公平值，由獨立專業測計師以認股權授出日之公平值釐定。此乃根據多項假設而產生，包括波幅、認股權之年期、股息分派率及無風險年利率，但不包括任何非市場既定條件之影響。

6 分部資料

本集團主要在香港、中國內地及新加坡從事物業發展及投資。在日本，本集團從事機器貿易。隨著二零零五年被視為出售銀河娛樂集團有限公司（「銀河娛樂」），本集團不再經營製造、銷售及分銷建築材料，銀河娛樂也不再是本集團的附屬公司。此外並沒有其他重大獨立分部業務。根據本集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部為次要分部。分部資產主要包括物業、機器及設備、其他非流動資產、物業、應收賬款及預付款，主要不包括其它投資、現金及銀行結餘及可收回稅項。分部負債主要包括應付賬款及應計費用。而分部之間沒有任何銷售或貿易交易。

財務報表附註(續)

6 分部資料(續)

(甲) 業務分部

	地產 港幣千元	貿易 港幣千元	未經分類 港幣千元	合計 港幣千元
截至二零零六年十二月三十一日止年度				
營業額	203,075	72,881	—	275,956
其他收益	—	—	15,429	15,429
經營溢利	998,981	893	71,505	1,071,379
財務費用				(71,891)
應佔共同控制實體之溢利				9,275
除稅前溢利				1,008,763
稅項支出				(307,019)
本年度溢利				701,744
資本支出	(4,269)	(67)	—	(4,336)
折舊	(3,061)	(104)	—	(3,165)
攤銷	(5,877)	—	—	(5,877)
投資物業之公平值變動	957,958	—	—	957,958
出售其他投資之收益	—	—	4,879	4,879
二零零六年十二月三十一日				
分部資產	9,077,991	15,838	5,265,687	14,359,516
共同控制實體	575,502	—	—	575,502
總資產				14,935,018
總負債	2,953,352	11,377	3,649,109	6,613,838

	地產 港幣千元	貿易 港幣千元	未經分類 港幣千元	持續經營業務總額 港幣千元	已終止經營業務 港幣千元
截至二零零五年十二月三十一日止年度					
營業額	226,330	62,977	—	289,307	546,158
其他收益	—	—	5,298	5,298	20,142
經營溢利	360,589	544	21,108	382,241	9,298
財務費用				(36,689)	(5,998)
應佔溢利減虧損					
共同控制實體				47,697	7,945
聯營公司				—	1,492
除稅前溢利				393,249	12,737
稅項支出				(142,869)	(280)
除稅後溢利				250,380	12,457
被視為出售部份股權之收益				—	3,611,466
應佔虧損				—	(70,505)
本年度溢利				250,380	3,553,418
資本支出	(5,607)	(123)	—	(5,730)	(24,465)
折舊	(2,242)	(83)	—	(2,325)	(36,440)
攤銷	(5,812)	—	—	(5,812)	(19,307)
投資物業之公平值變動	348,679	—	—	348,679	—
其他投資之公平值變動	—	—	(1,204)	(1,204)	81
二零零五年十二月三十一日					
分部資產	6,387,786	29,428	2,988,765	9,405,979	
共同控制實體	577,261	—	—	577,261	
總資產				9,983,240	
總負債	697,297	18,712	3,594,593	4,310,602	

6 分部資料(續)

(乙) 按地區分佈

	持續經營業務 營業額 港幣千元	經營溢利／(虧損) 港幣千元	資本支出 港幣千元	總資產 港幣千元
截至二零零六年十二月三十一日止年度				
香港	**10,780**	**(34,097)**	**1,049**	**7,798,305**
中國內地	**177,785**	**1,091,324**	**3,192**	**6,933,816**
新加坡	**14,510**	**13,234**	**28**	**181,831**
日本	**72,881**	**918**	**67**	**21,066**
	275,956	**1,071,379**	**4,336**	**14,935,018**

	持續經營業務 營業額 港幣千元	持續經營業務 經營溢利／(虧損) 港幣千元	持續經營業務 資本支出 港幣千元	已終止經營業務 營業額 港幣千元	已終止經營業務 經營溢利 港幣千元	已終止經營業務 資本支出 港幣千元	總資產 港幣千元
截至二零零五年十二月三十一日止年度							
香港	129,115	(7,162)	2,060	242,417	5,900	17,886	4,907,515
中國內地	88,275	386,834	3,525	303,741	3,398	6,579	4,878,348
新加坡	8,940	2,017	22	—	—	—	165,292
日本	62,977	552	123	—	—	—	32,065
	289,307	382,241	5,730	546,158	9,298	24,465	9,983,240

7 營業額及其他收益

	二零零六年 港幣千元	二零零五年 港幣千元
營業額		
物業銷售	**6,263**	126,285
租金收入	**196,812**	100,045
貨品銷售	**72,881**	62,977
	275,956	289,307
其他收益		
銀行存款利息收入	**13,547**	2,410
按揭貸款利息收入	**1,166**	1,296
上市證券投資股息收入	**716**	1,592
	15,429	5,298
總收益	**291,385**	294,605

8 經營溢利

	二零零六年 港幣千元	二零零五年 港幣千元
經營溢利已計入:		
上市證券投資股息收入	**716**	1,592
出售其他投資之收益	**4,879**	—
收購一共同控制實體所產生高於所購資產淨額之公平值	—	19,991
滙兌溢利淨額	**56,788**	31,914
及已扣除:		
銷售存貨成本	**64,345**	55,360
折舊(扣除列於發展物業之資本化金額港幣1,410,000元(二零零五年:港幣671,000元))	**3,165**	2,325
攤銷租賃土地及土地使用權(扣除列於發展物業之資本化金額港幣29,440,000元(二零零五年:港幣29,842,000元))	**5,677**	5,812
員工成本包括董事酬金(a)	**99,789**	94,984
核數師酬金		
審核服務		
本年度撥備	**1,423**	920
往年度調整	**519**	69
非審核服務	**517**	1,193
其他投資之公平值變動	—	1,204
出售物業、機器及設備之虧損	**89**	117
房地產之經營租賃租金	**5,648**	852
投資物業的支出		
產生租金收入的投資物業的直接營運費用	**2,992**	2,645
不產生租金收入的投資物業的直接營運費用	**332**	430

(a) 員工成本包括認股權之公平值為港幣2,384,000元(二零零五年:港幣2,383,000元)

9 財務費用

	二零零六年 港幣千元	二零零五年 港幣千元
利息支出		
銀行貸款、透支及其他	**181,485**	95,493
可換股債券之財務費用	**2,414**	10,759
資本化作為興建中物業成本	**(112,008)**	(69,563)
	71,891	36,689

從一般借貸得來並用作物業發展之資金以年率介乎於4%至5%(二零零五年:2%至4%)計入物業發展成本內。

10 董事酬金

姓名	袍金	薪金、津貼及非現金利益	酌情花紅	退休計劃的供款	認股權	二零零六年合計	二零零五年合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
呂志和	100	4,500	308	458	155	**5,521**	5,237
呂耀東	60	1,000	164	100	154	**1,498**	3,965
許淇安	82	2,600	150	12	67	**2,911**	2,083
倫贊球	80	2,220	78	132	77	**2,587**	2,436
羅志聰	80	1,647	130	66	61	**1,984**	2,184
鄧呂慧瑜	80	1,569	96	133	107	**1,985**	1,956
鍾逸傑爵士	80	—	—	—	—	**80**	80
梁文建	147	275	—	—	46	**468**	726
吳樹熾(*)	2	—	—	—	—	**2**	80
黃乾亨	93	—	—	—	35	**128**	195
李東海	80	—	—	—	58	**138**	138
陳有慶	80	—	—	—	58	**138**	138
張惠彬	181	—	—	—	69	**250**	389
尹榮柏	161	—	—	—	58	**219**	108
	1,326	13,811	926	901	945	**17,909**	19,715

(*) 已故

11 五位最高薪酬人士

年度內本集團最高薪酬的五位人士包括四位(二零零五年:四位)董事,他們的薪酬見附註10。餘下的一位(二零零五年:一位)人士的薪酬如下:

	二零零六年	二零零五年
	港幣千元	港幣千元
薪金及其他酬金	**1,731**	2,170
退休福利	**153**	193
酌情花紅	**161**	153
認股權	**80**	80
	2,125	2,596

12 退休福利計劃

本集團根據職業退休計劃條例及強積金條例,在香港設有兩種界定供款計劃。兩種計劃之所有資產由獨立基金管理,並與本集團之資產分開持有。強積金供款根據強積金條例執行,而職業退休計劃之供款則為僱員基本薪金之5%至10%(視乎有關僱員之服務年資而定)減去相關之強積金強制性供款。倘僱員在享有僱主供款利益之全數前退出職業退休計劃,所沒收之供款可用以扣減本集團向該計劃之供款。

12 退休福利計劃(續)

本集團亦為其在中國內地員工根據各省及市政府法規而制訂之退休福利計劃供款，每月供款額為僱員基本工資之20%至22%視乎當地規例而定。除以上供款外，本集團沒有其他責任為僱員支付養老及退休福利金。

於本年度自損益表內扣除之退休福利計劃開支，包括本集團對退休計劃之供款額港幣4,825,000元(二零零五年：港幣11,420,000元)，減除沒收之供款港幣317,000元(二零零五年：港幣144,000元)，於結算日剩餘款額港幣201,000元(二零零五年：無)可用作扣減未來的供款。

13 稅項支出

	二零零六年 港幣千元	二零零五年 港幣千元
本年度稅項		
香港利得稅	**2,933**	2,867
海外稅項	**1,473**	227
遞延稅項(附註33)	**302,613**	139,775
	307,019	142,869

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後依17.5%(二零零五年：17.5%)稅率提撥。於海外經營業務產生之應課稅溢利乃按有關國家適用稅率作出撥備。

截至二零零六年十二月三十一日止年度，應佔共同控制實體之稅項為港幣2,802,000元(二零零五年：港幣17,185,000元)，已計入損益表內應佔共同控制實體之溢利中。

本集團除稅前溢利之稅項與採用適用稅率(即本集團營業地區之適用稅率之加權平均數)而計算之理論稅款有異，詳情如下：

	二零零六年 港幣千元	二零零五年 港幣千元
稅前溢利	**1,008,763**	393,249
應佔共同控制實體之溢利	**(9,275)**	(47,697)
	999,488	345,552
按適用稅率之稅項	**336,301**	120,184
毋須課稅之收入	**(7,315)**	(9,257)
不可扣稅之支出	**2,215**	18,228
使用先前未確認之稅務虧損	**(33,173)**	(3,909)
未確認之稅務虧損	**8,956**	17,291
往年度準備剩餘	**35**	332
稅項支出	**307,019**	142,869

14 股東應佔溢利

計入本公司財務報表之股東應佔溢利為港幣57,157,000元(二零零五年：港幣1,187,969,000元)。

15 股息

	二零零六年 港幣千元	二零零五年 港幣千元
中期以股代息附現金選擇權，每股港幣1仙 (二零零五年：現金股息，港幣1仙)	**24,187**	23,771
建議末期以股代息附現金選擇權，每股港幣2.5仙 (二零零五年：港幣1仙)(a)	**60,843**	24,030
	85,030	47,801
特別中期股息，以實物分派(b)	—	1,229,143
	85,030	1,276,944
部份股息以現金支付，詳細資料如下：		
中期	**8,074**	23,771
末期	—	8,756
	8,074	32,527

(a) 董事會建議末期以股代息附現金選擇權，每股港幣2.5仙(二零零五年：每股港幣1仙)。此項股息將於截至二零零七年十二月三十一日止年度列作盈餘儲備中分派。

(b) 董事會於二零零五年九月十四日決議派發特別中期股息，按每持有十股本公司股份，獲派一股銀河娛樂股份的基準於二零零五年十一月四日派發。

16 每股盈利

本年度之每股基本及攤薄盈利之計算如下：

	持續經營業務		已終止經營業務	
	二零零六年 港幣千元	二零零五年 港幣千元	二零零六年 港幣千元	二零零五年 港幣千元
股東應佔溢利	**229,703**	94,638	—	3,549,410
具攤薄作用之潛在普通股之影響 可換股債券之利息，除稅(a)	**1,992**	—	—	—
用以計算每股攤薄盈利之溢利	**231,695**	94,638	—	3,549,410

	股份數目	
	二零零六年	二零零五年
用以計算每股基本盈利之股份加權平均數	**2,407,931,000**	2,311,056,000
具攤薄作用之潛在普通股之影響		
可換股債券	**30,629,000**	—
認股權	**7,613,000**	19,123,000
用以計算每股攤薄盈利之股份加權平均數	**2,446,173,000**	2,330,179,000

(a) 於二零零五年之可換股債券具反攤薄作用，因此計算二零零五年之每股攤薄盈利時，不包括可換股債券。

17 物業、機器及設備

集團

	樓房 港幣千元	廠場機器 港幣千元	其他資產 港幣千元	總額 港幣千元
成本				
二零零四年十二月三十一日	83,192	700,383	312,444	1,096,019
兌滙率調整	91	—	(91)	—
添置	98	20,073	9,861	30,032
來自發展物業	12,137	—	—	12,137
出售	—	(1,929)	(6,150)	(8,079)
被視為出售一附屬公司	(40,394)	(716,027)	(291,573)	(1,047,994)
二零零五年十二月三十一日	55,124	2,500	24,491	82,115
兌滙率調整	671	100	354	1,125
添置	-	—	4,336	4,336
出售	—	—	(3,539)	(3,539)
二零零六年十二月三十一日	**55,795**	**2,600**	**25,642**	**84,037**
累積折舊				
二零零四年十二月三十一日	14,165	396,713	179,086	589,964
兌滙率調整	39	—	(87)	(48)
本年度折舊	1,535	23,037	14,864	39,436
出售	—	(1,886)	(4,856)	(6,742)
被視為出售一附屬公司	(5,293)	(417,864)	(171,312)	(594,469)
二零零五年十二月三十一日	10,446	—	17,695	28,141
兌滙率調整	67	4	220	291
本年度折舊	1,162	230	3,183	4,575
出售	—	—	(3,267)	(3,267)
二零零六年十二月三十一日	**11,675**	**234**	**17,831**	**29,740**
賬面淨值				
二零零六年十二月三十一日	**44,120**	**2,366**	**7,811**	**54,297**
二零零五年十二月三十一日	44,678	2,500	6,796	53,974

賬面值港幣42,278,000元(二零零五年:港幣42,881,000元)的樓房已抵押予銀行作為集團信貸的擔保。其他資產包括遊艇、傢俬及設備、租賃物業裝修及汽車。

18 投資物業

集團

	二零零六年 港幣千元	二零零五年 港幣千元
年初	**2,016,387**	326,798
兌滙率調整	**96,472**	(1,849)
添置	**296,852**	—
來自發展物業	—	1,408,259
被視為出售一附屬公司	—	(65,500)
公平值變動	**957,958**	348,679
年終	**3,367,669**	2,016,387

18 投資物業(續)

(a) 中國內地之中期租約投資物業於二零零六年十二月三十一日由獨立專業測計師Savills Valuation and Professional Services Limited採用公開市值基準重估為港幣2,822,590,000元。香港之長期租約投資物業於二零零六年十二月三十一日由獨立專業測計師CB Richard Ellis Limited及Savills Valuation and Professional Services Limited採用公開市值基準重估為港幣448,000,000元。新加坡之長期租約投資物業於二零零六年十二月三十一日由獨立專業測計師Chesterton International Property Consultants Pte Ltd.採用公開市值基準重估為港幣97,079,000元。

(b) 賬面值港幣3,229,669,000元(二零零五年:港幣$2,016,387,000元)的投資物業已抵押予銀行作為本集團信貸的擔保。

(c) 本集團並沒有已簽約但未撥備之將來維修及保養費用。

19 租賃土地及土地使用權

集團

	二零零六年 港幣千元	二零零五年 港幣千元
年初	**70,502**	257,347
兑滙率調整	**34**	—
來自發展物業	—	879
被視為出售一附屬公司	—	(183,971)
攤銷	**(756)**	(3,753)
年終	**69,780**	70,502
長期租賃一香港	**67,143**	67,826
中期租賃一中國內地	**2,637**	2,676
	69,780	70,502

租賃土地及土地使用權的權益指預付營運租賃款。賬面值港幣68,035,000元(二零零五年:港幣68,705,000元)的租賃土地及土地使用權已抵押予銀行作為本集團信貸的擔保。

20 共同控制實體

集團

	二零零六年 港幣千元	二零零五年 港幣千元
年初	**577,261**	489,739
收購	—	458,559
應佔之業績		
除稅前溢利	**12,077**	73,101
稅項	**(2,802)**	(17,459)
應佔滙兌儲備	**19,007**	9,511
被視為出售一附屬公司	—	(256,190)
股息	**(30,041)**	(180,000)
年終	**575,502**	577,261

本集團應佔共同控制實體之總資產、負債及業績如下：

	二零零六年 港幣千元	二零零五年 港幣千元
資產		
非流動資產	**237,966**	232,955
流動資產	**1,256,942**	1,133,896
負債		
非流動負債	—	(117,610)
流動負債	**(919,406)**	(671,980)
淨資產	**575,502**	577,261
收入	**18,721**	252,787
費用	**(6,644)**	(179,686)
除稅前溢利	**12,077**	73,101
代表		
持續經營業務	**12,077**	64,882
已終止經營業務	—	8,219
	12,077	73,101

20 共同控制實體(續)

集團(續)

本集團共同控制實體的資料，詳見附註39(b)。於二零零六年十二月三十一日，共同控制實體並沒有重大之或然負債。

公司

	二零零六年 港幣千元	二零零五年 港幣千元
非上市投資，成本	**438,568**	438,568

21 附屬公司

	二零零六年 港幣千元	二零零五年 港幣千元
非上市投資，成本減撥備	**259,561**	259,561

董事會認為對本集團業績或資產淨值有重大影響之附屬公司，資料詳見附註39(a)。

應收貸款為無抵押及無固定還款期，但須依據當時之市場利率收取利息。應收賬款為無抵押、免息及無固定還款期。

22 非流動投資

集團

	二零零六年 港幣千元	二零零五年 港幣千元
上市投資証券，公平值	**4,477,094**	2,690,556

上市投資証券為本集團佔銀河娛樂之18.7%(二零零五年：18.7%)權益。銀河娛樂在香港註冊及上市，主要從事娛樂、銷售、製造及分銷建築材料。

23 其他非流動資產

集團

	二零零六年 港幣千元	二零零五年 港幣千元
按揭貸款	**9,592**	8,277

按揭貸款是借予購買本集團物業之買方及以物業作第二抵押之擔保。按揭貸款之現期部份，已包括於其他應收款內。二零零六年的按揭貸款減值撥備為港幣615,000元(二零零五年：港幣3,039,000元)，此項虧損已列入損益表的「其他營運費用」內。

24 發展物業

集團

	已落成 港幣千元	興建中 港幣千元	二零零六年 港幣千元	二零零五年 港幣千元
租賃土地及 土地使用權	54,074	1,806,923	**1,860,997**	1,853,980
發展成本	91,939	3,357,004	**3,448,943**	2,280,058
	146,013	5,163,927	**5,309,940**	4,134,038

租賃土地及土地使用權的權益指預付營運租賃款。按其租賃條款分析如下：

	香港 港幣千元	中國內地 港幣千元	新加坡 港幣千元	二零零六年 港幣千元	二零零五年 港幣千元
長期租賃	12,464	970,054	36,222	**1,018,740**	995,165
中期租賃	842,257	—	—	**842,257**	858,815
	854,721	970,054	36,222	**1,860,997**	1,853,980

25 應收賬款及預付款

	集團		公司	
	二零零六年 港幣千元	二零零五年 港幣千元	二零零六年 港幣千元	二零零五年 港幣千元
應收業務賬款，扣除撥備	**12,713**	23,756	—	—
其他應收賬款，扣除撥備	**70,447**	77,646	—	—
預付款及按金	**200,344**	33,143	**420**	420
	283,504	134,545	**420**	420

應收業務賬款主要來自貨品銷售及租金。租金在每個租期開始或之前到期及支付。銷售條款因應當時市場情況，因此條款各有不同。

應收賬款及預付款所持有之貨幣單位如下：

	集團		公司	
	二零零六年 港幣千元	二零零五年 港幣千元	二零零六年 港幣千元	二零零五年 港幣千元
港元	**178,056**	64,167	**420**	420
人民幣	**89,196**	40,919	—	—
日元	**15,505**	29,058	—	—
新加坡元	**747**	401	—	—
	283,504	134,545	**420**	420

25 應收賬款及預付款(續)

按現行市場利率計算，應收賬款及預付款之賬面值與其公平值相近。因本集團有眾多客戶，故應收業務賬款並無集中的信貸風險。

在二零零五年，本集團於應收業務及其他應收賬款之減值撥備為港幣20,553,000元，此虧損已列入損益表之「其他營運費用」內。

下列為本集團之業務應收賬款依發票日期計算及扣除呆壞賬之撥備後之賬齡分析：

	二零零六年 港幣千元	二零零五年 港幣千元
一個月內	**5,923**	14,566
二至三個月	**2,492**	3,137
四至六個月	**2**	987
六個月以上	**4,296**	5,066
	12,713	23,756

26 其他投資

集團

	二零零六年 港幣千元	二零零五年 港幣千元
香港上市之股票，市值	—	39,126

27 現金及銀行結餘

	集團		公司	
	二零零六年 港幣千元	二零零五年 港幣千元	二零零六年 港幣千元	二零零五年 港幣千元
銀行及庫存現金	**156,419**	203,268	**979**	584
短期銀行存款	**584,641**	51,938	—	—
	741,060	255,206	**979**	584

短期銀行存款的有效息率為3%(二零零五年：3%)；此等存款的平均到期日為23天(二零零五年：54天)。

現金及銀行結餘中包括港幣534,995,000元(二零零五年：港幣25,074,000元)，此等款項已被抵押或在若干情況下須用於指定用途。

現金及銀行結餘所持有之貨幣單位如下：

	集團		公司	
	二零零六年 港幣千元	二零零五年 港幣千元	二零零六年 港幣千元	二零零五年 港幣千元
港元	**403,796**	95,971	**979**	584
人民幣	**329,208**	151,062	—	—
其他	**8,056**	8,173	—	—
	741,060	255,206	**979**	584

28 應付賬款及應計費用

	集團		公司	
	二零零六年 港幣千元	二零零五年 港幣千元	二零零六年 港幣千元	二零零五年 港幣千元
業務應付賬款	**160,331**	210,515	—	—
其他應付賬款	**18,993**	29,944	**1,507**	1,763
應付共同控制實體款項	**76,507**	69,007	—	—
應付少數股東款項	**107,026**	208,341	—	—
應計營運費用	**17,586**	24,833	**1,250**	1,424
物業銷售之預售款項	**2,521,869**	114,660	—	—
已收按金	**65,193**	61,937	—	—
	2,967,505	719,237	**2,757**	3,187

應付共同控制實體款項為無抵押、免息及無固定還款期。

應付少數股東款項為無抵押及無固定還款期，但須依據當時之市場利率計算利息。

應付賬款及應計費用所持有之貨幣單位如下：

	集團		公司	
	二零零六年 港幣千元	二零零五年 港幣千元	二零零六年 港幣千元	二零零五年 港幣千元
港元	**1,493,916**	153,848	**2,757**	3,187
人民幣	**1,459,103**	544,094	—	—
日元	**11,377**	18,712	—	—
新加坡元	**3,109**	2,583	—	—
	2,967,505	719,237	**2,757**	3,187

按現行市場利率計算，應付賬款及應計費用之賬面值與其公平值相近。

本集團之業務應付賬款依發票日期計算之賬齡分析如下：

	二零零六年 港幣千元	二零零五年 港幣千元
一個月內	**157,736**	209,998
二至三個月	**2,376**	517
四至六個月	**77**	—
六個月以上	**142**	—
	160,331	210,515

29 股本

	二零零六年		二零零五年	
	每股面值港幣一角之普通股	港幣千元	每股面值港幣一角之普通股	港幣千元
法定				
年初及年末	**5,000,000,000**	**500,000**	5,000,000,000	500,000
發行及繳足				
年初	**2,377,921,049**	**237,792**	2,015,644,738	201,564
行使認股權(a)	**4,553,000**	**456**	24,383,000	2,438
可換股債券之轉換(b)	**34,042,547**	**3,404**	337,893,311	33,790
發行以股代息股份	**13,430,906**	**1,343**	—	—
年末	**2,429,947,502**	**242,995**	2,377,921,049	237,792

(a) 年內,因行使認股權而發行4,553,000股(二零零五年:24,383,000股)股份。其中港幣456,000元(二零零五年:港幣2,438,000元)已入賬為股本,而港幣6,819,000元(二零零五年:港幣15,005,000元)入賬為股份溢價。港幣625,000元則從認股權儲備中扣除。

(b) 年內,面值港幣64,000,000元(二零零五年:港幣760,260,000元)之可換股債券已被轉換為本公司34,042,547股(二零零五年:337,893,311股)普通股。其中港幣3,404,000元(二零零五年:港幣33,790,000元)已入賬為股本,餘下之金額則入賬為股份溢價。

30 認股權計劃

按照本公司之認股權計劃,可認購本公司普通股之認股權授予本公司或其聯屬之董事、高級行政人員或僱員及其他合資格承受人。認股權之授出價以授出日期前五個營業日的股份平均收市價釐定。每宗授出之認股權均收取港幣一元正為代價。此認股權須受一年持有期限制。董事會可決定認股權認購股份之期限,但該段期間不得超逾認股權授出日期起計十年。

本年度尚未行使之認股權變動及其相關之加權利平均行使價如下:

	二零零六年		二零零五年	
	平均行使價 每股港元	認股權 數目	平均行使價 每股港元	認股權 數目
年初	**1.7865**	**23,477,000**	0.7524	27,831,000
授出	**不適用**	**—**	1.9060	20,729,000
已行使	**1.4604**	**(4,553,000)**	0.7154	(24,383,000)
已失效	**1.9060**	**(310,000)**	1.5210	(700,000)
年末	**1.8643**	**18,614,000**	1.7865	23,477,000
年末可行使	**1.8643**	**18,614,000**	1.0423	3,248,000

年內,在行使時有關之加權平均股價為每股港幣2.451元(二零零五年:港幣2.1403元)。

30 認股權計劃(續)

於二零零六年十二月三十一日尚未行使的認股權，其行使價分別由每股港幣0.36元至1.906元(二零零五年：每股港幣0.36元至1.906元)。而加權平均餘下合約年期為4.84年(二零零五年：6.04年)。

年終，尚未行使之認股權的行使期限及其行使價如下：

行使期限	行使價 每股港幣	認股權數目 二零零六年	認股權數目 二零零五年
董事			
二零零四年三月一日至 二零一三年二月二十八日	0.7200	**150,000**	150,000
二零零六年十月二十二日至 二零一一年十月二十一日	1.9060	**7,700,000**	8,200,000
僱員及其他			
一九九九年五月二十日至 二零零八年五月十九日	0.5586	**33,000**	33,000
二零零零年十二月三十日至 二零零九年十二月二十九日	0.3600	**150,000**	300,000
二零零四年三月一日至 二零一三年二月二十八日	0.7200	**272,000**	765,000
二零零三年十二月三十日至 二零一三年十二月二十九日	1.3000	—	2,000,000
二零零六年十月二十二日至 二零一一年十月二十一日	1.9060	**10,309,000**	12,029,000
		18,614,000	23,477,000

年內，並無授出新認股權。

在二零零五年授出之認股權的公平值利用Black-Scholes估值模式釐定為港幣4,800,000元。對該模式輸入的重大數據為估值日期的股價港幣1.78元、認股權授出日期的行使價、預期波動幅度為25%、認股權的預計年期2.5年、預期派息率3%及無風險年利率4.075%。波動幅度是按照預期股價回報的標準差而計量，並根據過去260個交易日之每日股價的統計分析計算。

31 儲備

(a) 集團

	股份溢價 港幣千元	認股權儲備 港幣千元	盈餘貢獻 港幣千元	股本贖回儲備 港幣千元	資本儲備 港幣千元	可換股債券儲備 港幣千元	投資儲備 港幣千元	房地產重估儲備 港幣千元	匯兌儲備 港幣千元	盈餘儲備 港幣千元	總額 港幣千元
於二零零五年十二月三十一日	1,567,992	2,383	99,089	13	482	23,109	(488,155)	—	40,368	3,833,597	5,078,878
兌滙率調整	—	—	—	—	—	—	—	—	85,306	—	85,306
可換股債券之轉換，除稅	64,769	—	—	—	—	(14,221)	—	—	—	—	50,548
已行使認股權	6,819	(625)	—	—	—	—	—	—	—	—	6,194
發行代息股份	(1,343)	—	—	—	—	—	—	—	—	—	(1,343)
發行代息股份所產生之儲備	—	—	—	—	—	—	—	—	—	31,387	31,387
認股權之公平值	—	2,384	—	—	—	—	—	—	—	—	2,384
非流動投資之公平值變動	—	—	—	—	—	—	1,786,528	—	—	—	1,786,528
本年度溢利	—	—	—	—	—	—	—	—	—	229,703	229,703
二零零五年末期股息	—	—	—	—	—	—	—	—	—	(24,030)	(24,030)
二零零六中期股息	—	—	—	—	—	—	—	—	—	(24,187)	(24,187)
於二零零六年十二月三十一日	1,638,237	4,142	99,089	13	482	8,888	1,298,373	—	125,674	4,046,470	7,221,368
保留於：											
本公司及附屬公司	1,638,237	4,142	99,089	13	482	8,888	1,298,373	—	97,156	3,950,913	7,097,293
共同控制實體	—	—	—	—	—	—	—	—	28,518	95,557	124,075
	1,638,237	4,142	99,089	13	482	8,888	1,298,373	—	125,674	4,046,470	7,221,368
於二零零四年十二月三十一日	810,646	—	99,089	13	34,188	192,037	—	10,254	5,760	1,486,904	2,638,891
兌滙率調整	—	—	—	—	—	—	—	—	37,095	—	37,095
可換股債券之轉換，除稅	742,341	—	—	—	—	(168,928)	—	—	—	—	573,413
已行使認股權	15,005	—	—	—	—	—	—	—	—	—	15,005
認股權之公平值	—	2,383	—	—	—	—	—	—	—	—	2,383
非流動投資之公平值變動	—	—	—	—	—	—	(489,184)	—	—	—	(489,184)
出售物業變現	—	—	—	—	—	—	—	(10,254)	—	10,254	—
被視為出售一附屬公司	—	—	—	—	(33,706)	—	1,029	—	(2,487)	35,164	—
本年度溢利	—	—	—	—	—	—	—	—	—	3,644,048	3,644,048
二零零四年末期股息	—	—	—	—	—	—	—	—	—	(89,859)	(89,859)
二零零五年中期股息	—	—	—	—	—	—	—	—	—	(23,771)	(23,771)
二零零五年特別中期以實物分派股息	—	—	—	—	—	—	—	—	—	(1,229,143)	(1,229,143)
於二零零五年十二月三十一日	1,567,992	2,383	99,089	13	482	23,109	(488,155)	—	40,368	3,833,597	5,078,878
保留於：											
本公司及附屬公司	1,567,992	2,383	99,089	13	482	23,109	(488,155)	—	30,857	3,745,724	4,981,494
共同控制實體	—	—	—	—	—	—	—	—	9,511	87,873	97,384
	1,567,992	2,383	99,089	13	482	23,109	(488,155)	—	40,368	3,833,597	5,078,878

31 儲備(續)

(b) 公司

	股份溢價 港幣千元	認股權儲備 港幣千元	盈餘貢獻 港幣千元	股本贖回儲備 港幣千元	可換股債券儲備 港幣千元	盈餘儲備 港幣千元	總數 港幣千元
於二零零五年							
十二月三十一日	1,567,992	2,383	213,560	13	23,109	1,003,263	2,810,320
可換股債券之轉換,除稅	64,769	—	—	—	(14,221)	—	50,548
已行使認股權	6,819	(625)	—	—	—	—	6,194
發行代息股份	(1,343)	—	—	—	—	—	(1,343)
發行代息股份所							
產生之儲備	—	—	—	—	—	31,387	31,387
認股權之公平值	—	2,384	—	—	—	—	2,384
本年度溢利	—	—	—	—	—	57,157	57,157
二零零五年末期股息	—	—	—	—	—	(24,030)	(24,030)
二零零六年中期股息			—	—	—	(24,187)	(24,187)
於二零零六年							
十二月三十一日	1,638,237	4,142	213,560	13	8,888	1,043,590	2,908,430
於二零零四年							
十二月三十一日	810,646	—	213,560	13	192,037	969,260	2,185,516
可換股債券之轉換,除稅	742,341	—	—	—	(168,928)	—	573,413
已行使認股權	15,005	—	—	—	—	—	15,005
認股權之公平值	—	2,383	—	—	—	—	2,383
本年度溢利	—	—	—	—	—	1,187,969	1,187,969
二零零四年末期股息	—	—	—	—	—	(89,858)	(89,858)
二零零五年中期股息	—	—	—	—	—	(23,771)	(23,771)
二零零五年特別中期							
以實物分派股息	—	—	—	—	—	(1,040,337)	(1,040,337)
於二零零五年							
十二月三十一日	1,567,992	2,383	213,560	13	23,109	1,003,263	2,810,320

根據百慕達一九八一年公司法「經修訂」,於二零零六年十二月三十一日,本公司之可分派儲備為港幣1,257,150,000元(二零零五年:港幣1,216,823,000元)。

32 借貸

	集團 二零零六年 港幣千元	集團 二零零五年 港幣千元	公司 二零零六年 港幣千元	公司 二零零五年 港幣千元
長期銀行借款(a)				
有抵押	**2,185,046**	2,212,055	**—**	—
沒有抵押	**843,021**	279,798	**250,000**	225,000
	3,028,067	2,491,853	**250,000**	225,000
可換股債券(c)	**32,773**	81,122	**—**	—
來自少數股東之貸款(d)	**—**	98,242	**—**	—
	3,060,840	2,671,217	**250,000**	225,000
短期銀行借款(a)				
有抵押	**—**	10,000	**—**	—
沒有抵押	**50,147**	694,520	**16,000**	468,000
	3,110,987	3,375,737	**266,000**	693,000
列為流動負債之				
現期部份	**(1,196,256)**	(1,807,880)	**(116,000)**	(493,000)
	1,914,731	1,567,857	**150,000**	200,000

32 借貸(續)

長期銀行借款的到期日如下：

	集團 二零零六年 港幣千元	集團 二零零五年 港幣千元	公司 二零零六年 港幣千元	公司 二零零五年 港幣千元
一年內	**1,146,109**	1,103,360	**100,000**	25,000
第二年	**558,844**	384,886	**150,000**	200,000
第三年至第五年	**1,323,114**	1,003,607	—	—
	3,028,067	2,491,853	**250,000**	225,000

(a) 根據現行市場利率計算，長期銀行借款與短期銀行借款的賬面值與其公平值相近。於結算日的有效息率約為4.6%(二零零五年：4%)。

(b) 借貸所持有之貨幣單位如下：

	集團 二零零六年 港幣千元	集團 二零零五年 港幣千元	公司 二零零六年 港幣千元	公司 二零零五年 港幣千元
港元	**2,643,677**	2,991,239	**266,000**	693,000
人民幣	**286,255**	142,979	—	—
其他	**181,055**	241,519	—	—
	3,110,987	3,375,737	**266,000**	693,000

(c) 本集團於二零零四年三月，按面值發行一批面值港幣864,260,000元附有年息0.5%有擔保可換股債券，此債券於二零零九年三月到期。該等債券於盧森堡證券交易所上市，並且可於二零零四年四月二十三日至其到期日二零零九年三月八日內，按初步換股價每股港幣2.25元兌換為本公司股份(因本集團於二零零五年十一月，以實物分派特別中期股息，故換股價調整至每股港幣1.88元)。該等債券可於二零零九年三月二十三日根據該等債券的有關條款及條件以其本金之91.49%贖回。

年內，面值港幣64,000,000元(二零零五年：港幣760,260,000元)之可換股債券已轉換為本公司之普通股34,042,547股(二零零五年：337,893,311股)，餘下未兌換之可換股債券面值港幣40,000,000元(二零零五年：港幣104,000,000元)以攤銷成本法列賬。

按現金流量以貸款利率6.5%(二零零五年：7%)的比率貼現計算，截至二零零六年十二月三十一日，可換股債券的負債部份之公平值為港幣32,000,000元(二零零五年：港幣78,000,000元)。可換股債券的利息支出以有效息率5.5%的比率貼現計算。

(d) 按現行市場利率計算，來自少數股東之貸款賬面值與其公平值相近。結算日的有效息率約為5.76%。

33 遞延稅項

集團

	稅務虧損 港幣千元	其他撥備 港幣千元	遞延稅項資產 港幣千元	加速折舊免稅額 港幣千元	公平值收益 港幣千元	可換股債券 港幣千元	其他 港幣千元	遞延稅項負債 港幣千元	總數 港幣千元
於二零零四年十二月三十一日	(25,579)	(3,099)	(28,678)	40,181	—	40,735	66,872	147,788	119,110
兌匯率調整	—	(55)	(55)	—	—	—	1,152	1,152	1,097
可換股債券之轉換	—	—	—	—	—	(35,834)	—	(35,834)	(35,834)
被視為出售一附屬公司	25,579	—	25,579	(39,463)	—	—	—	(39,463)	(13,884)
在損益表扣除	—	2,042	2,042	—	125,341	—	12,392	137,733	139,775
於二零零五年十二月三十一日	—	(1,112)	(1,112)	718	125,341	4,901	80,416	211,376	210,264
兌匯率調整	—	(44)	(44)	556	11,122	—	2,590	14,268	14,224
可換股債券之轉換	—	—	—	—	—	(3,016)	—	(3,016)	(3,016)
在損益表扣除	(20,977)	(923)	(21,900)	27,554	305,424	—	(8,765)	324,513	302,613
於二零零六年十二月三十一日	(20,977)	(2,079)	(23,056)	29,128	441,887	1,885	74,241	547,141	524,085

遞延稅項根據負債法採用集團營運國家之適用稅率就暫時差價全數計算。當有法定權利可將現有稅項資產與現有負債抵銷而遞延稅項涉及同一財政機關，則可將遞延稅項資產與遞延負債互相抵銷。經計入適當抵銷後，以上負債在綜合資產負債表內列賬。

除稅項虧損外，所有遞延稅項資產及負債預期十二個月後收回及償付。

未用稅損及其他暫時差異合共港幣302,785,000元(二零零五年：港幣429,783,000元)產生之遞延稅項資產港幣57,260,000元(二零零五年：港幣93,985,000元)並無在賬目中確認。未用稅損港幣275,218,000元(二零零五年：港幣308,664,000元)並無到期日，而其餘將於二零一一年或以前之多個日期到期。

公司

	二零零六年 港幣千元	二零零五年 港幣千元
可換股債券		
年初	**4,901**	40,735
可換股債券之轉換	**(3,016)**	(35,834)
年末	**1,885**	4,901

34 綜合現金流量表附註

(a) 經營溢利與來自／(用於)經營業務之現金對賬表

	二零零六年 港幣千元	二零零五年 港幣千元
經營溢利	**1,071,379**	382,241
折舊	**3,165**	2,325
租賃土地及土地使用權之攤銷	**5,877**	5,812
出售其他投資之收益	**(4,879)**	—
其他投資之公平值變動	**—**	1,204
投資物業之公平值變動	**(957,958)**	(348,679)
利息收入	**(14,713)**	(3,706)
股息收入	**(716)**	(1,592)
出售物業、機器及設備之虧損	**89**	117
應收貿易賬款及其他應收賬款之減值撥備	**—**	20,553
按揭貸款賬款之減值撥備	**615**	3,039
認股權之費用	**2,384**	2,383
收購一共同控制實體所產生高於所購資產淨額之公平值	**—**	(19,991)
營運資產變動前之經營溢利	**105,243**	43,706
發展物業增加	**(970,483)**	(781,635)
應收賬款及預付款增加	**(148,946)**	(15,878)
按揭貸款賬款(增加)／減少	**(1,943)**	6,735
應付賬款及應計費用增加	**2,253,745**	220,620
來自／(用於)經營業務之現金	**1,237,616**	(526,452)

(b) 融資活動分析

	股本及股份溢價 港幣千元	少數股東權益 港幣千元	借款 港幣千元	總額 港幣千元
於二零零四年十二月三十一日	1,012,210	723,400	3,617,766	5,353,376
兌滙率調整	—	5,838	226	6,064
可換股債券之轉換	776,131	—	(783,138)	(7,007)
少數股東應佔溢利	—	159,750	—	159,750
被視為出售一附屬公司	—	(1,667,056)	(388,370)	(2,055,426)
來自融資之現金流量	17,443	1,134,036	929,253	2,080,732
於二零零五年十二月三十一日	1,805,784	355,968	3,375,737	5,537,489
兌滙率調整	—	27,839	14,426	42,265
來自認股權儲備	625	—	—	625
可換股債券之轉換	68,173	—	(48,349)	19,824
少數股東應佔溢利	—	472,041	—	472,041
來自融資之現金流量	6,650	969	(230,827)	(223,208)
於二零零六年十二月三十一日	**1,881,232**	**856,817**	**3,110,987**	**5,849,036**

35 承擔

集團

(a) 已簽約但未撥備

	二零零六年 港幣千元	二零零五年 港幣千元
物業發展支出承擔	**903,543**	1,655,263

(b) 營業租約承擔

根據土地及樓房之不可撤銷營業租約而須於下列期間支付之最低租金費用如下：

	二零零六年 港幣千元	二零零五年 港幣千元
一年內	**1,317**	2,388

(c) 經營租約收入

根據土地及樓房之不可撤銷經營租約而可於下列期間收取之最低租金收入如下：

	二零零六年 港幣千元	二零零五年 港幣千元
第一年內	**198,741**	170,697
第二至第五年內	**202,789**	303,353
五年後	**715**	618
	402,245	474,668

36 企業合併

(a) 收購共同控制實體

	被收購者之賬面值 港幣千元	公平值 港幣千元
非流動資產	183,074	209,183
流動資產	515,772	949,224
	698,846	1,158,407
非流動負債	—	(2,721)
流動負債	(319,684)	(697,127)
	(319,684)	(699,848)
淨資產	379,162	458,559
現金收購代價		438,568
負商譽		19,991

於二零零五年四月，本集團收購在中國內地成立的上海寶地置業有限公司41.5%權益，其主要從事物業發展及投資。

36 企業合併(續)

(b) 出售附屬公司

	二零零五年 港幣千元
出售之淨資產	
物業、機器及設備	453,525
租賃土地及土地使用權	183,971
投資物業	65,500
共同控制實體	256,190
聯營公司	20,143
可供出售之投資	92,054
商譽	16,617
其他非流動資產	240,108
存貨	94,047
應收賬款及預付款	762,202
可收回稅項	1,145
其他投資	69,534
現金及銀行結餘	1,280,363
借貸	(140,970)
遞延稅項負債	(13,884)
撥備	(191,561)
應付賬款及應計費用	(407,237)
借貸之現期部份	(247,400)
應付稅項	(806)
少數股東權益	(1,666,647)
淨資產	866,894
轉至聯營公司	4,478,360
被視為出售部份股權之收益	3,611,466

以上所指，是本集團被視為出售銀河娛樂。

(c) 出售聯營公司

	二零零五年 港幣千元
年初	18,650
應佔業績	
除稅前虧損	(68,830)
稅項	(183)
被視為出售一附屬公司	(20,143)
來自被視為出售一附屬公司(附註36(b))	4,478,360
以實物分派股息(附註15)	(1,229,143)
轉至非流動投資	(3,178,711)
年末	—

37 擔保

本公司已就若干附屬公司取得之信貸額為港幣4,556,608,000元(二零零五年:港幣3,571,683,000元)向銀行及財務機構出具擔保。已動用之信貸額為港幣2,030,336,000元(二零零五年:港幣2,078,682,000元)。

截至年度尾,本公司就一附屬公司發行之可換股債券,向債券持有人出具擔保。可換股債券於年度完結時之餘額為港幣40,000,000元(二零零五年:港幣104,000,000元)。

本公司就一集團佔有權益之公司與香港特別行政區政府之履行合約承擔向香港特別行政區政府出具擔保。

38 有關連人士交易

除於賬目中其他章節所披露外,年度內本集團與有關連人士於董事認為在集團正常業務範圍內進行之重大交易摘錄如下:

(a) 於二零零二年七月二十二日,本集團持有66%權益之附屬公司輝亨有限公司向全資附屬公司Great Place Developments Limited批出港幣330,000,000元之有擔保無抵押循環備用貸款。貸款年息率為三個月香港銀行同業拆息加2.38厘,備用貸款年期為三年,并可延期一或兩年。年內最高貸款額及利息支出分別為港幣120,000,000元及港幣3,370,000元(二零零五年:無)。

(b) 主要管理人員包括本公司之執行董事之酬金如下:

	二零零六年 港幣千元	二零零五年 港幣千元
袍金	**502**	754
薪金及其他酬金	**13,536**	14,421
酌情花紅	**926**	941
退休福利	**901**	1,125
認股權	**621**	620
	16,486	17,861

(c) 根據與一集團佔有權益之公司之租務協議條款所收取租金為港幣2,015,020元(二零零五年:港幣1,172,000元)。

39 主要附屬公司及共同控制實體

(a) 附屬公司

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 每股面值	本集團持有股權百分比	主要業務
本公司直接全資擁有 在英屬處女群島註冊成立					
			美元		
Sutimar Enterprises Limited	香港	100	1	100	投資控股
本公司間接持有 在香港註冊成立					
			港元		
彩都發展有限公司	香港	2	1	100	物業發展
志惠有限公司	香港	1,000	1	65	投資控股
華繼有限公司	新加坡	1,000	10	100	物業投資及發展
華中企業有限公司	香港	5,000,000	1	100	投資控股
彩虹日國際有限公司	香港	2	1	100	投資控股
迎豐有限公司	香港	2	1	100	物業發展
承輝有限公司	香港	1	1	100	物業投資及發展
興威投資有限公司	廣州	2	1	100	投資控股及物業發展
金達動力有限公司	香港	1	1	100	投資控股
雄合有限公司	香港	2	1	100	物業發展
興弘有限公司	香港	2	1	100	物業投資
嘉華企業管理有限公司	香港	100	100	100	提供管理服務
嘉華房產投資有限公司	香港	1,000	10	100	投資控投
嘉華石業(集團)有限公司	香港	439,463,724	0.2	100	投資控投
兆途投資有限公司	香港	2	1	100	物業發展
銘泰有限公司	香港	2	1	100	投資控投
			港元		
嘉樹有限公司	香港	2	1	100	物業發展
新財有限公司	香港	1	1	100	物業發展
東園有限公司	香港	1	1	100	物業發展
世源基業有限公司	香港	2	1	100	物業投資
佳越發展有限公司	香港	2	1	100	物業發展
寶力有限公司	香港	2	1	100	提供財務服務
聯廣有限公司	香港	2	1	100	物業發展
宏途有限公司	香港	9,901,000	1	99.9	投資控股
潭原有限公司	香港	1	1	100	投資控股
在日本註冊成立					
			日圓		
Asahi Kohatsu Corporation	日本	240	50,000	75	貿易
在英屬處女群島註冊成立					
			美元		
All Smart Profits Limited	香港	10	1	100	投資控股
Amazing Enterprises Limited	香港	10	1	100	投資控股
Bestfull Profits Limited	香港	10	1	100	投資控股
Cyber Point Assets Limited	香港	10	1	100	投資控股
Great Place Developments Limited	香港	10	1	100	投資控股
K. Wah International Finance Limited	香港	10	1	100	提供財務服務
Lehame Properties Limited	香港	10	1	100	投資控股
Ontrack Developments Limited	香港	10	1	100	投資控股
Ragon Properties Limited	香港	10	1	100	投資控股
Repton Developments Limited	香港	10	1	100	投資控股
Select Vantage Profits Limited	香港	10	1	100	投資控股
Top Ridge Management Limited	新加坡	10	1	100	物業投資

財務報表附註(續)

39 主要附屬公司及共同控制實體(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	註冊資本	本集團持有股權百分比	主要業務
在中國內地註冊成立				
外商獨資企業				
廣州市嘉華花都置業有限公司	廣州	港元93,600,000	100	物業發展
嘉華(中國)投資有限公司	上海	美元30,000,000	100	投資控股
上海國廣房地產經營有限公司	上海	美元31,000,000	100	物業發展
合作合營企業				
廣州匯城房地產開發有限公司	廣州	港元200,000,000	99.9	物業發展
上海嘉兆房地產開發經營有限公司	上海	美元24,000,000	100	物業發展
廣州市越華房地產發展有限公司	廣州	港元187,000,000	100	物業發展
廣州東鏡泰豐房地產開發有限公司	廣州	美元10,000,000	100	物業發展
合資經營企業				
上海嘉匯達房地產開發經營有限公司	上海	美元53,000,000	36	物業發展及投資
上海嘉港城房地產開發經營有限公司	上海	美元13,000,000	95	物業發展
上海嘉申房地產開發經營有限公司	上海	美元38,000,000	99	物業發展

(b) 共同控制實體

公司名稱	主要經營地區	發行股本 普通股股數	每股面值	本集團持有股權百分比	主要業務
在香港註冊成立					
			港元		
海豐軒物業管理有限公司	香港	2	1	50	物業管理
金輝英國際有限公司	香港	2	1	25	物業發展
弘雄有限公司	香港	2	1	50	物業發展
高偉有限公司	香港	2	1	50	提供財務服務
在中國內地註冊成立					
			註冊資本		
上海寶地置業有限公司	上海		人民幣717,674,797	41.5	物業發展

集團主要物業

	物業類型	樓面面積（約）平方米	集團權益 百分比	批租年期	完成階段	預算落成年期
投資及其他物業						
新加坡						
新加坡振瑞路171–187號 新生商業中心*(註)*	寫字樓	5,747	100	2068	已落成	現有
香港						
北角渣華道191號 嘉華國際中心 二十八樓、二十九樓及三十樓	寫字樓	2,926	100	2106	已落成	現有
上環永樂街71號、73號、75號及77號 嘉匯商業中心	寫字樓／商業	3,894	100	2841	已落成	現有
中國內地						
上海市徐滙區淮海中路6街坊 26號地塊 上海嘉華中心	寫字樓	72,000	35.75	2047	已落成	現有
廣州市東風西路148號 嘉和苑第一期	商業	3,527	100	2033	已落成	現有

註： 新生商業中心樓面面積1,964平方米作出售用

集團主要物業（續）

	物業類型	樓面面積（約）平方米	集團權益 百分比	批租年期	完成階段	預算 落成年期
發展物業						
香港						
北角蜆殼街18–20號嘉昌商業中心	寫字樓	1,873	100	2069	已落成	現有
青山公路青龍頭段18A海雲軒	住宅	492	50	2050	已落成	現有
沙田銅鑼灣山路8號嘉御山	住宅	24,227	100	2054	施工階段	2007
香港琻輝臺6號	住宅	2,293	100	2070	籌劃階段	2009及之後
新界大埔大埔市地段188號白石角 填海工程第一期C地盤（於結算日後購入）	住宅	69,657(*)	25	2047	籌劃階段 並於2007年 開始施工	30/9/2012 或之前
中國內地						
廣州市花都區新華鎮東鏡村地塊	綜合	1,147,000	100	2034至2068	籌劃階段	2009及之後
花都置業地塊 新華鎮清布村迎賓大道北	住宅／商業／寫字樓	323,000	100	2039至2069	施工階段	2009及之後
上海市徐滙區建國西路68號A、B地塊	住宅	140,000	100	2065	施工階段	2009及之後
上海市靜安區嚴家宅三期地塊	住宅	100,000	99	2072	施工階段	2009及之後
上海市閘北區廣中路701號地塊	住宅	380,000	100	2073	施工階段	2007（第一期）

(*) 根據香港政府批地合同有關大埔市地段第188號

Printed by Cre8 (Greater China) Ltd.

Financial Calendar

DATES	EVENTS
20 July 2007	Payment of 2006 final scrip dividend (with a cash option)
20 June 2007	2007 annual general meeting
13 June 2007 to 20 June 2007 (both days inclusive)	Closure of registers of members
29 March 2007	Announcement of results for the year ended 31 December 2006
24 November 2006	Payment of 2006 interim scrip dividend (with a cash option)
14 September 2006	Announcement of results for the six months ended 30 June 2006

財務誌要

日期	事宜
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]
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K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong
香港北角渣華道 191 號嘉華國際中心 29 樓

Tel 電話：(852) 2880 0178   Fax 傳真：(852) 2880 5610
www.kwih.com

END